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ORIGINAL SIGNATURES

24-10064

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

MD TECHNOLOGIES INC.

(Exact name of issuer as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

620 Florida St., Suite 200
Baton Rouge, LA 70801
(225) 343-7169
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

William C. Ellison
Agent for Service of process
620 Florida St., Suite 200 Baton Rouge, LA 70801
(225) 343-7169
(Name, address, including zip code, and telephone number, including area code, of agent for service)

7371	72-1491921
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

ITEM 1. SIGNIFICANT PARTIES

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors:

Name	Business Address	Residential Address
Jose S. Canseco, Chairman	2809 E. Judge Perez Dr. Meraux, LA 70075 (504) 279-9930	211 N. Roadway Drive New Orleans, LA 70124 (504) 282-5846
William D. Davis	620 Florida Street, Suite 200 Baton Rouge, LA 70801 (225) 343-7169	18151 West Trent Jones Ave. Baton Rouge, LA 70810 (225) 751-0736
William C. Ellison	701 S. Peters Street, Suite 100 New Orleans, LA 70130 (504) 524-6597	1301 Octavia St. New Orleans, LA 70115 (504) 891-6674
Thomas L. Frazer	7520 Perkins Road, No. 280 Baton Rouge, LA 70808 (225) 769-4123	1450 Knollwood Dr Baton Rouge, LA 70808 (225) 925-5277
William J. Burnell	330 Camp Street New Orleans, LA 70130 (504) 524-6172	9 Rue Calais Kenner, LA 70065 (504) 464-4465
Terry Jones	Dean Capital, L.L.C. P.O. Box 427 Prairieville, LA 70769 (225) 622-0376	15538 Shenandoah Avenue Baton Rouge, LA 70817 (225) 756-0231

(b) the issuer's officers:

Name	Business Address	Residential Address
William D. Davis President & Chief Executive Officer	620 Florida Street, Suite 200 Baton Rouge, LA 70801 (225) 343-7169	18151 West Trent Jones Ave. Baton Rouge, LA 70810 (225) 751-0736
Jose S. Canseco Vice President of Policy and Planning	2809 E. Judge Perez Dr. Meraux, LA 70075 (504) 279-9930	211 N. Roadway Drive New Orleans, LA 70124 (504) 282-5846

Name	Business Address	Residential Address
William C. Ellison Secretary & General Counsel	Bordelon, Hamlin and Theriot 701 S. Peters Street, Suite 100 New Orleans, LA 70130 (504) 524-6597	1301 Octavia St. New Orleans, LA 70115 (504) 891-6674
Terry Jones Vice President of Finance	Dean Capital, L.L.C. P.O. Box 427 Prairieville, LA 70769 (225) 622-0376	15538 Shenandoah Avenue Baton Rouge, LA 70817 (225) 756-0231
Joseph Palazzo Executive Vice President of Sales & Marketing	620 Florida Street, Suite 200 Baton Rouge, LA 70801 (225) 343-7169	11225 Landfair Ave. Baton Rouge, LA 70818 (225) 937-3521

(c) the issuer's general partners:

Not Applicable.

(d) record owners of five (5%) percent or more of any class of the issuer's equity securities:

Name	Business Address	Residential Address
Jose S. Canseco	2809 E. Judge Perez Dr. Meraux, LA 70075	211 N. Roadway Drive New Orleans, LA 70124
William D. Davis	620 Florida Street, Suite 200 Baton Rouge, LA 70124	18151 West Trent Jones Ave. Baton Rouge, LA 70810
Ricardo Marcos, Jr.	N/A	10031 S. W. 162nd Court Miami, FL 33196
Dawn R. Haase	N/A	18151 West Trent Jones Ave. Baton Rouge, LA 70810

(e) beneficial owners of five (5%) percent or more of any class of the issuer's equity securities:

Not Applicable

(f) promoters of the issuer:

Name	Business Address	Residential Address
William D. Davis	620 Florida Street, Suite 200 Baton Rouge, LA 70801	18151 West Trent Jones Ave. Baton Rouge, LA 70810

Name	Business Address	Residential Address
Jose S. Canseco	2809 E. Judge Perez Dr. Meraux, LA 70075	211 N. Roadway Drive New Orleans, LA 70124
Ricardo Marcos, Jr.	N/A	10031 S. W. 162nd Court Miami, FL 33196

(g) affiliates of the issuer:

There are no affiliates.

(h) counsel to the issuer with respect to the proposed offering:

Name	Business Address	Residential Address
John C. Anjier	Liskow & Lewis 701 Poydras Street, Suite 5000 New Orleans, LA 70139	1721 Jena Street New Orleans, LA 70115

(i) each underwriter with respect to the proposed offering:

There are no underwriters. Issuer is selling the securities.

(j) the underwriter's directors:

Not Applicable.

(k) the underwriter's officers:

Not Applicable.

(l) the underwriter's general partners:

Not Applicable.

(m) counsel to the underwriter:

Not Applicable.

ITEM 2. APPLICATION OF RULE 262

No persons identified in Item 1 are subject to the disqualification provisions set forth in Rule 262.

ITEM 3. AFFILIATE SALES

No part of this offering involves the resale of securities by affiliates of the issuer.

ITEM 4. JURISDICTIONS IN WHICH SECURITIES ARE TO BE OFFERED

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities will be offered in the State of Louisiana. We are utilizing an exemption from registration pursuant to La. R.S. § 51:709(5) and we have filed a copy of the Form 1-A along with the appropriate supporting documents with the State of Louisiana. Sales will be made by our executive officers, Jose Canseco, William Davis, and William Ellison. The securities will be offered by offering circular to potential investors identified by these officers and other senior management. No commissions or finders fees will be paid.

ITEM 5. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer: MD Technologies Inc.

(2) the title and amount of securities issued: Common Stock. 739,992 shares (184,998 shares after giving effect to the reverse stock split) and 404,905 options for shares of Common Stock (101,227 options after giving effect to the reverse stock split) were issued in the last 12 months.

(3) the aggregate offering price or other consideration for which the 739,992 shares (184,998 shares after giving effect to the reverse stock split) of common stock were issued and basis for computing the amount thereof: $2.00 per share. The consideration for which the 404,905 options for shares of common stock (101,227 options after giving effect to the reverse stock split) were issued and basis for computing the amount thereof: services rendered.

(4) the names and identities of the persons to whom the securities were issued:

Jose S. Canseco, Chairman
211 N. Roadway Drive
New Orleans, LA 70124
(504) 282-5846

William D. Davis
620 Florida Street, Suite 200
Baton Rouge, LA 70801
(225) 343-7169

William C. Ellison
701 S. Peters Street, Suite 100
New Orleans, LA 70130
(504) 524-6597

William J. Burnell
330 Camp Street
New Orleans, LA 70130
(504) 524-6172

Terry Jones
15538 Shenandoah Avenue
Baton Rouge, LA 70817
(225) 756-0231

Thomas Frazer
7520 Perkins Road, No. 280
Baton Rouge, LA 70808
(225) 769-4123

Business Resource Capital
330 Camp Street
New Orleans, LA 70130
(504) 524-6172

Dr. Michael Graham
4770 S I 10 Service Road W.
Metairie, LA 70001
(504) 455-0004

Dr. Vu Vuong
4770 S I 10 Service Road W.
Metairie, LA 70001
(504) 455-0004

Dr. Melvin Voros
4770 S I 10 Service Road W.
Metairie, LA 70001
(504) 455-0004

Joseph Palazzo
11225 Landfair Avenue
Baton Rouge, LA 70818
(225) 937-3521

Dr. Steven Zuckerman
7777 Hennessy Blvd, No. 405
Baton Rouge, LA
(225) 769-3010

Dawn R. Haase
18151 West Trent Jones Ave.
Baton Rouge, LA 70810
(225) 751-0736

John P. McLain
18746 Lafitte Brothers Lane
Prairieville, LA 70769
(225) 673-2956

Dean Capital, L.L.C.
39433 Hwy 929
Prairieville, LA 70769
(225) 622-0376

Jason Martin
36073 Cheray Dr.
Denham Springs, LA 70706
(225) 665-1941

Clayton Melson
7975 Fairlane Dr.
Denham Springs, LA 70726
(225) 791-5864

Robert Dubois
7940 Jefferson Hwy
Apt. #218
Baton Rouge, LA 70809
(225) 927-9689

Sunny Hubbard
8001 Jefferson Hwy.
Apt. #154
Baton Rouge, LA 70809
(225) 234-7705

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not Applicable.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The shares of common stock were sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933. The sales were made to accredited investors who were acquaintances of the officers of the issuer. No public solicitation or advertising was utilized.

ITEM 6. OTHER PRESENT OR PROPOSED OFFERINGS

The issuer is not contemplating the offering of any securities in addition to those covered by this Form 1-A at this time.

ITEM 7. MARKETING ARRANGEMENTS

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution.

No arrangements

(2) To stabilize the market for any of the securities to be offered.

No arrangements

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

No arrangements

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

No arrangements

ITEM 8. RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN OFFERING STATEMENT

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

No experts were retained on a contingent basis and no experts had such interest or connection.

ITEM 9. USE OF A SOLICITATION OF INTEREST DOCUMENT

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this offering statement.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

PRELIMINARY OFFERING CIRCULAR

MEDTOPIA®

MD TECHNOLOGIES INC.
620 Florida St., Suite 200
Baton Rouge, LA 70801
(225) 343-7169

1,675,000 SHARES
COMMON STOCK
$2.40 per share

We are offering 1,675,000 shares of common stock at a price of $2.40 per share ("Shares") in accordance with Regulation A under the Securities Act of 1933 (the "Offering"). The Shares are not restricted. We are making this offering on a "best efforts basis" and there is no minimum number of Shares that must be sold. We can give no assurance that all or any of the Shares will be sold. No escrow account is being established, and all subscription funds will be paid directly to the Company. This offering terminates June 30, 2004.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public	Underwriting Discount and Commissions*	Proceeds to Issuer
Per Share	$2.40	$0	$2.40
Total Maximum	$4,020,000	$0	$4,020,0000

* Does not include offering costs, including filing, legal, and accounting costs estimated at $100,000. See page 12.

The date of this Offering Circular is October 10, 2003. We intend to offer the securities to the public as soon as practicable after this Offering Circular becomes effective.

In this Offering Circular, the terms "MD Technologies", "Company," "we," "our," and "us" refer to MD Technologies Inc. The terms "you" or "your" refer to a prospective investor.

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this offering circular. This summary is not complete and does not contain all of the information that you should consider before investing in the Shares. You should read the entire offering circular carefully.

Company Overview and Background

MD Technologies Inc. designs, develops, and deploys software applications and services to the healthcare industry. Our mission is to provide advanced technological healthcare management solutions while maintaining a strong commitment to customer service and support. Our website address is http://www.medtopia.com.

Prior to 2001, most of our efforts and funding were devoted to improving and testing *Medtopia*, our flagship product. Only recently have we begun to focus on marketing efforts through the hiring of our Executive Vice President for Marketing, Joseph Palazzo. Mr. Palazzo has 13 years experience marketing in the medical software field and we believe, with funding from this offering, that we can quickly expand our sales and revenue.

The Company's founders began developing *Medtopia* in 1996, and the product went online with its first physician in November 1998 after two years of development and testing. We believe *Medtopia* to be the first completely Internet-based physician practice management software. *Medtopia* underwent continued development and testing until its official launch in January 2001, which coincided with Emory Healthcare acquiring an interest in the Company and committing to use, help develop and deploy our applications. At launch, we had 11 customers representing 21 physicians and healthcare providers using *Medtopia*. MD Technologies Inc. currently has 75 customers representing over 150 physicians and healthcare providers.

Our customers consist primarily of physicians and physician group practices from a broad range of specialties, including OB-GYN, Pediatrics, Internal Medicine, Orthopedics, ENT, Neurology, Family Medicine, and Psychology. However, *Medtopia*, and its related applications and services, can also be used by any type of healthcare providers, including physical therapists, optometrists, dentists, laboratories, health clinics, and hospitals.

We are dedicated to providing the best possible customer service and support in the industry and our commitment and efforts to maintaining customer loyalty have succeeded. Since our first sale, we have maintained a 90% customer retention rate. We attribute this to the quality of our products and, more importantly, to the quality of our employees and our commitment to customer satisfaction.

The sale of *Medtopia* generates two primary, separate revenue streams: fees from the initial installation, conversion and training for the product; and a monthly subscription fee that includes all support, product enhancements and upgrades. We also provide customization services for a negotiated fee.

In 2002, we began providing billing and accounts receivable management services to a limited number of customers. These services typically include the entering of our customers' patient encounter information into *Medtopia*. The accuracy of the billing information is verified using features built into *Medtopia* that have been especially designed for this purpose. This information is used to process claims with various insurance carriers by sending it electronically through *Medtopia* and third party clearinghouses. Once entered into *Medtopia*, our customers can track and review their accounts receivables online as well as run real-time reports and perform their own analysis of the data using only a web-browser. We manage our customer's receivables all the way through the adjudication process until payment. Upon receiving payment confirmation, denial, or request for additional information, we post the payment to the system, provide any additional information requested, and make any adjustments if necessary. The fact that we host the customers' information and that they are intimately familiar with our application allows us to provide a higher level of service and achieve economies of scale not available to competing billing companies.

Our billing and accounts receivable management services are invoiced to customers as a percentage of actual collections. Our fees are negotiated with each of our customers depending on the level of activity expected and volume and amount of charges. Some customers prefer that our staff perform all data input functions and they provide us with hard copies of their patient encounter information. Others perform the data input themselves. In most cases we can demonstrate that our fees are less than what our customers would pay for employees to perform similar services in-house.

In addition to *Medtopia*, we have developed and deployed several other applications, including *MedtopiaMobile*, a hand-held product for physicians, and *MyMedtopia*, a web-based application that allows patients to access their physician's records. *MedtopiaMobile* is currently available for sale and was first deployed in January of 2002 to customers who agreed to be 'Beta-Test' users of the product. We currently have four physician users in this capacity. *MyMedtopia* was licensed to Emory Healthcare for $100,000 in January of 2001 for eighteen months beginning in October of 2001 and we are in negotiations with them to renew the license. We also currently provide *MyMedtopia* to existing *Medtopia* customers free of charge; however, in the future we will begin charging a fee for its use as well as actively market it to other customers. We have also developed, but not yet deployed, *MedtopiaCommerce*, a business-to-business facilitator that is also called the "virtual warehouse". All of the *Medtopia* products work in unison, but can also exist independently of each other.

We are located at 620 Florida St., Suite 200, Baton Rouge, LA 70801.

The Market

The market for healthcare software applications is broad and represents significant opportunities for companies that can deliver next-generation technologies to healthcare providers. Despite the fact that the healthcare market is the single largest segment of the overall U.S. economy, it is one of the last major industries to embrace the benefits of information technology.

The market for practice management software is fragmented, consisting of over 100 companies, with no single company dominating the market. Our specific market consists of practices containing eight physicians or less, who comprise a large majority of all physician practices.

Additionally, our *MedtopiaMobile* product competes in the market for Electronic Medical Records ("EMR") and other clinical information support software. This market consists of institutions and organizations of all sizes, including hospitals, clinics and group practices. Most healthcare organizations have yet to deploy an EMR because of lack of standardization, price and multi-vendor incompatibility. However, as the need to automate clinical processes becomes increasingly important, these impediments are being overcome. Since this market is still evolving, there is no clear market-leader. Therefore, as the market matures and the impediments are overcome, products such as *MedtopiaMobile* will be increasingly in demand.

Our management believes that *Medtopia, MedtopiaMobile*, and our related products and services are poised to establish a competitive position in these markets. As these markets evolve, we will attempt to utilize our experience in research and development to ensure that our products evolve *ahead* of the competition, thereby creating additional and increasing market opportunities for us.

Recent Developments

We are continuing to expand our marketing efforts. We added 2 new customers to *Medtopia* in July and 7 in August, our best month ever. We also hired an additional employee to assist with the support and service of the new accounts. We have interviewed prospective salespeople in Atlanta, Georgia and Houston, Texas in order to help expand our marketing efforts in those regions. We have narrowed the field to three candidates in each market. In addition, we completed a 1 to 4 reverse stock split on September 26, 2003. We implemented the reverse stock split to raise the offering price from $0.60 per share to $2.40 per share which we felt was more marketable. In addition, we entered into an Advertising Agreement with The Graham Group, Inc. and Graham Group Interactive, Inc. to perform advertising, public relations, and internet content development services for the Company. The Graham Group is the second largest advertising, marketing and public relations agency in Louisiana and has offices in Baton Rouge, Lafayette, New Orleans and Shreveport.

RISK FACTORS

Before investing in the Shares, you should consider the following risk factors and the impact from various events that could adversely affect our business.

This offering involves a high degree of risk.

You should not invest any funds in this Offering unless you can afford to lose your entire investment. You should carefully consider the risks described below and all other information contained in this offering circular before you decide to buy the Shares. If any of the following risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, you could lose all or part of your investment.

We expect net losses for the immediate future and may not be able to continue as a going concern.

Our accountants have raised substantial doubt about our ability to continue as a going concern because of sustained operating losses. Our potential for future profitability must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of development. Our business strategy may not be successful or we may not be able to successfully address these and other challenges, risks and uncertainties.

We will need additional financing to continue to successfully develop the business.

To date, we have funded our operations from our revenues and the sale of equity and debt securities. We expect the net proceeds from this Offering, the current cash and cash equivalents and borrowings of MD Technologies to be sufficient to meet our operating and capital requirements for the next 24 months. After that, we will need to raise additional funds. We may not be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds when needed, on acceptable terms, we may not be able to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. This could seriously harm our business, financial condition and results of operations.

No public market.

There is no existing public market for our Shares. Although we intend to register the Shares for trading, we do not know how liquid the market for the Shares will be and certain offers and purchases may be difficult to complete because of lack of liquidity.

The offering price is not indicative of the value or future market price of the Shares.

We have determined the price of the Shares based on a number of factors, such as:

- the price of recent sales of our Shares;
- the present state of our development;
- an assessment of our management and our earnings prospects;
- the prospects for our business and the industry in which we will compete;
- the general condition of the securities markets at the time of the placement;
- the prices and earnings of similar securities of comparable companies at the time of the placement.

Accordingly, the price of the Shares offered should not be regarded as an indication of the value of or any future market price for the Shares.

This is a best efforts, no minimum offering, and we have no obligation to raise a minimum in the offering.

The Shares offered hereby will be sold on a "best efforts" basis. We are not, therefore, required to receive any specific amount of subscriptions. Accordingly, investors whose subscriptions are accepted first run the additional risk that we may not raise all of the funds we are seeking in this offering which could materially and adversely affect our ability to finance our business plan.

The value of your Shares will be immediately diluted.

Purchasers of the Shares will suffer an immediate and substantial dilution from the price of the Shares offered.

Investors may face significant restrictions on the resale of our stock due to federal regulations of penny stock.

Our Shares are subject to the federal penny stock regulations which may result in your inability to recoup your investment in us at any time in the future. If our common stock is listed on the OTC Bulletin Board, it will be subject to the requirements of Rule 15(g)9, promulgated under the Securities Exchange Act as long as the price of our common stock is below $5.00 per share. Under such rule, broker-dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser's consent prior to the transaction. For further discussion, see Plan of Distribution at page 11.

To date we have depended on a small pool of customers.

We currently have a limited number of customers, and if we suffer attrition of several or more customers, we could experience a substantial drop in revenue.

Our operations will suffer if healthcare industry participants do not increasingly use and accept Internet solutions.

Our business model depends on the adoption of Internet solutions by providers, patients, payers and other healthcare industry participants and will require the acceptance of a new way of conducting business and exchanging information. To be successful, we must attract a significant number of customers throughout the healthcare industry. Healthcare participants must be willing to allow sensitive information to be stored in our databases and to conduct healthcare transactions over the Internet. Our ability to generate revenues will suffer dramatically if Internet solutions are not accepted or are perceived to be ineffective. To date, the healthcare industry has been resistant to adopting new information technology solutions. Electronic information exchange and use of the Internet for practice management by the healthcare industry is still developing. We believe that complexities in the nature of the healthcare transactions that must be processed have hindered the development and acceptance of information technology solutions by the industry. Conversion from traditional methods to electronic information exchange may not occur as rapidly as we expect and demand and market acceptance for data services and products over the Internet may not grow or continue to grow. Accordingly, we may not achieve the critical mass of users we believe is necessary to generate sufficient subscription and transaction-based fees for us to be successful.

Our operations could be damaged by performance problems with our service and content providers.

We depend on service and content providers to provide information and data feeds on a timely basis. *Medtopia*'s web site could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. In addition, our customers who utilize our web-based services depend on Internet service providers, online service providers and other web site operators for access to our web sites. All of these providers have experienced significant outages in the past and could experience outages, delays and other difficulties in the future due to system failures unrelated to *Medtopia*'s systems. Any significant interruptions in our services or increases in response time could result in a loss of potential or existing users of and advertisers and sponsors on its web site and, if sustained or repeated, could reduce the attractiveness of our services.

Our reputation could suffer if our system experiences security breaches or is otherwise perceived to be insecure.

A material security breach could damage our reputation or result in liability. We retain confidential information, including patient health information, in our processing centers and may be required to expend significant capital and other resources to protect against security breaches or to alleviate problems caused by breaches. Any well-publicized compromise of Internet security could deter people from using the Internet or from conducting transactions that involve transmitting confidential information, including confidential healthcare information. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure. Despite the implementation of security measures, this infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems.

Our platform infrastructure and scalability are not proven and may fail to respond to new growth.

To date, we have processed a limited number and variety of transactions over our platforms and a limited number of healthcare participants have used these platforms. Our systems may not accommodate increased use while maintaining acceptable overall performance. We must continue to expand and adapt our network infrastructure to accommodate additional users, increased transaction volumes and change payer and provider customer requirements. This expansion and adaptation will be expensive and may divert our attention from other activities.

We may encounter risks associated with new product development.

Our performance depends in large part upon our ability to provide the increasing functionality required by our customers through the timely development and successful introduction of new products and enhancements to our existing suite of products. We have historically devoted significant resources to product enhancements and research and development and believe that significant continuing development efforts will be required to sustain our operations and integrate the products and technologies of acquired businesses with our products. There can be no assurance that we will successfully or in a timely manner develop, acquire, integrate, introduce and market new product enhancements or products, or that product enhancements or new products developed by us will meet the requirements of hospitals or other health care providers and payers and achieve or sustain market acceptance.

Technology may change faster than we can update our applications and services.

Healthcare information exchange and use of the Internet for practice management is a relatively new and evolving market. The Internet and online commerce markets are characterized by rapid technological change, changes in user and customer requirements, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices. We may be unsuccessful in responding to technological developments and changing customer needs. In addition, our applications and services offerings may become obsolete due to the adoption of new technologies or standards.

Our performance will depend, in part, on our ability to continue to enhance our existing services, develop new technology that addresses the increasingly sophisticated and varied needs of our prospective customers, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our software and other proprietary technology entails significant technical and business risks. New services or features that we provide may contain errors, and we may need to modify the design of these services and features to correct errors. If customers encounter difficulty with or do not accept new services or features, they may buy from our competitors and our sales may decline.

We could be adversely affected by Internet regulation, healthcare regulation, and regulation by the U.S. Food and Drug Administration.

Laws and regulations may be adopted with respect to the Internet or other online services covering user privacy, patient confidentiality and other issues, including: pricing, content, copyrights and patents, distribution, characteristics, and quality of products and services. We cannot predict whether these laws will be adopted or how they will affect our business. Any legislation or regulations of this nature could affect the way we conduct our business, particularly in our collection or use of personal information, and could harm our business. The adoption of any additional laws or regulations regarding Internet commerce and communications may decrease the growth of the Internet or commercial online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business. The applicability to the Internet of existing laws governing issues such as property ownership, copyright, defamation, obscenity, and personal privacy is also uncertain. We may be subject to claims that our services violate such laws. Due to the global nature of the Internet, it is possible that the governments of other states and foreign countries might attempt to regulate our transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws. We may host any of a wide variety of services that enable individuals and companies to exchange information, conduct business and engage in various online activities. Claims could be made against us, as the provider of online services, for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature and content of information that may be posted online by our users. Further, activities on or using the Internet have come under increased scrutiny, including increased investigation in the healthcare arena by the Federal Trade Commission and heightened media attention. Such regulation of the Internet could have a material adverse effect on our business, operating results and financial condition.

We are subject to extensive regulation relating to the confidentiality and release of patient records, and it may be expensive to implement security or other measures to comply with new legislation and final regulations. We may also be restricted or prevented from maintaining or delivering patient records electronically, which would have an adverse effect on our business.

We have attempted to design our services so that our computer applications and software are not considered to be medical devices. However, the FDA may take the position under existing or future law that our services are subject to FDA regulation. In addition, we may expand our services in the future to areas that subject them to FDA regulation.

We are vulnerable to communications system interruptions. If communications were interrupted, our operations could be harmed.

We will maintain our web servers and data processing facilities in Baton Rouge, Louisiana. Although we maintain redundant backup servers, all of our data servers are located in the same physical facility and are vulnerable to interruption by damage from fire, earthquake, flood, power loss, telecommunications failure, break-ins and other events beyond our control. In the event that we experience significant system disruptions, our business will be harmed. We currently do not maintain business interruption insurance that would reimburse us for all losses that may occur as a result of any future service interruptions. Although we plan to implement network security measures and firewall security, our servers also will be vulnerable to computer viruses, physical or electronic break-ins, attempts by third parties to overload our systems and similar disruptive problems. Any of these disruptions could lead to interruptions, delays and loss of data or interruptions in delivery of service to our customers.

We may not be able to protect and enforce our intellectual property and proprietary rights, which could impair our competitive position.

Our ability to compete depends upon our proprietary systems and technology. While we rely on trademark, trade secret and copyright law, confidentiality agreements and technical measures to protect our proprietary rights, we believe that the technical and creative skills of our personnel, continued development of our proprietary systems and technology, brand name recognition and reliable support are more essential in establishing and maintaining a leadership position and strengthening our brand. As part of our confidentiality procedures, we generally enter into confidentiality agreements with our employees and consultants and limit access to our trade secrets and technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. Policing unauthorized use of our proprietary rights is difficult. The agreements we have entered into to prevent misappropriation of technology may not be enforceable. Misappropriation of our intellectual property or related potential litigation would harm our business, financial condition and results of operations. Litigation may be necessary in the future to enforce or protect our intellectual property rights or to defend against claims of infringement or invalidity. These claims, even if not meritorious, could be expensive and divert management's attention from our operations. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing intellectual property. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all. In addition, we may not be able to protect against misappropriation of our intellectual property.

The practice management information systems business is competitive.

The market for practice management systems is highly fragmented and competitive and many companies, like Microsoft, have greater financial, development, technical, marketing and sales resources than MD Technologies. We also face numerous smaller companies with established market niches. These entities are currently offering products and services similar to those offered by us.

We face risks related to hospital and managed care markets.

Substantial portions of revenues have been and are expected to be derived from the sale of software products and services to medical providers. Consolidation in the healthcare industry could cause a decrease in the number of existing or potential purchasers of our products and services, which could adversely affect our business.

The healthcare industry in the United States is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of healthcare organizations.

We could be sued as a result of content provided on our web site, which could be expensive and time consuming to defend.

We could be subject to third-party claims based on the nature and content of information supplied on our web site by us or third parties, including content providers, medical advisors or users. We could also be subject to liability for content that may be accessible through our web sites or third party web sites linked from our web sites or through content and information that may be posted by users in chat rooms or bulletin boards. Even if these claims do not result in liability to us, investigating and defending these claims could be expensive and time consuming and could divert management's attention away from operating the business.

We will be adversely affected if we lose the services of William Davis.

William Davis is the principal developer of our products and our President. Should he be unable to serve because of death, disability, termination or other such reason, there would be a material adverse effect on our business, operations, financial condition and prospects.

Investors will have limited ability to influence management.

Depending on how many shares are issued resulting from this offering, investors acquiring the Shares may hold a minority status in our company. As the holders of a majority of Common Stock, Ricardo Marcos, Jr., William Davis and Jose S. Canseco together have the ability to select Directors.

We will incur significant expense to acquire subscribers and promote our services.

We intend to use a significant portion of the proceeds from the sale of our capital stock to fund branding and advertising, including promotional arrangements. Agreements and promotional arrangements with strategic partners often require payments in various forms, including royalties, license fees and other significant guaranteed amounts on a per subscriber or a minimum dollar amount basis over terms ranging from one to three years. Some of these payments must be made whether or not we ever use services under these agreements and must also fund certain rebates and costs that our strategic partners offer and incur in connection with the promotion of our company.

We will rely on strategic relationships to generate revenue.

To be successful, we must establish and maintain strategic relationships with leaders in a number of healthcare industry segments. This is critical to our success because we believe that these relationships will enable us to: (1) extend the reach of our applications and services to the various participants in the healthcare industry; (2) obtain specialized healthcare expertise; (3) develop and deploy new applications; (4) further enhance our brand; and (5) generate revenue. Entering into strategic relationships is complicated because some of our current and future strategic partners may decide to compete with us and some strategic relationships may put us in competition with our existing business partners or customers. In addition, we may not be able to establish relationships with key participants in the healthcare industry if we have established relationships with competitors of these key participants. Consequently, it is important that we are perceived as independent of any particular customer or partner. Moreover, many potential partners may resist working with us until our applications and services have been successfully introduced and have achieved market acceptance. As we establish strategic relationships, we will depend on our partners' ability to generate increased acceptance and use of our platform, applications and services. To date, we have established only a limited number of strategic relationships and these relationships are in the early stages of development. These companies have limited experience in establishing and maintaining strategic relationships with healthcare industry participants. If we lose any of these strategic relationships, fail to obtain modifications of existing relationships, or fail to establish additional relationships, or if our strategic partners fail to actively pursue additional business relationships and partnerships, we would not be able to execute our business plan and our business would suffer significantly.

Insurance

Although we expect to carry general liability insurance, any such insurance may not cover potential claims against us or may not be adequate to indemnify us for all liability that may be imposed. It may be impossible or impractical for us to purchase insurance to cover some of our potential exposure. This will expose us to risks and expenses relating to uncovered or under covered exposures.

This offering circular contains forward-looking statements.

This offering circular contains "forward-looking statements." The words "expect," "believe," "anticipate," "project," "estimate," predict," "intend" and similar expressions are intended to identify forward-looking statements. Such statements involve risks, uncertainties and assumptions, many of which are outside the control of the Company. These statements appear in a number of places and include statements regarding our plans, beliefs or current expectations, including those plans, beliefs and expectations of our officers and directors with respect to, among other things:

- budgeted capital expenditures;
- our future financial condition or results of operations; and
- our business strategy and other plans and objectives for future operations.

When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this offering circular. We made numerous assumptions in preparing projections and many of these assumptions may turn out to be wrong. The risk factors noted in this offering circular and other factors noted throughout this offering circular, the accompanying offering circular and the information incorporated by reference, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement. Numerous uncertainties are inherent in establishing a new business, especially in the relatively new market of internet based physician office management software. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

PLAN OF DISTRIBUTION

We are offering 1,675,000 shares of common stock ($0.0004 par value) at a price of $2.40 per share ("Shares") in accordance with Regulation A under the Securities Act of 1933. The Shares are not restricted and may be freely resold. We are making this offering on a "best efforts basis" and there is no minimum number of Shares that must be sold. We can give no assurance that all or any of the Shares will be sold. No escrow account is being established, and all subscription funds will be paid directly to the Company. We have not engaged any underwriters.

Our executive officers, William Davis, Jose Canseco, and William Ellison are selling the Shares on behalf of the Company. They are selling the shares in reliance with the federal safe harbor from broker-dealer registration set forth in Rule 3a4-1 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.3a4-1) and the equivalent provision under Louisiana law, La. R.S. § 51:702(5)(a)(iii). They are not being paid any commissions for any sales of the Shares.

We are offering the securities by offering circular to potential investors identified by our officers and the board of directors. We are selling the Shares in minimum lots of 500 shares ($1,200). We will offer the Shares until June 30, 2004. There will be no extensions to the offering date.

The expenses of this Offering are estimated at $100,000. These expenses include approximately: legal fees, $80,000, accounting fees, $17,000, and printing fees $3,000. If we do not sell sufficient Shares to pay the offering expenses, we will have incurred a significant amount of debt that could negatively affect our operations and financial performance. This debt would be due immediately, although we believe that we could negotiate terms with our accountants and legal counsel to pay these debts over time.

The Company, in its sole discretion, may accept or reject any subscription for the Shares in whole or in part. Upon investing in the Company, each investor will become a shareholder in the Company, and will receive a certificate evidencing such investment.

Our Shares are considered "penny stocks" by the SEC under Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended. These regulations known as the "Penny Stock Rules" impose sales practice and disclosure requirements on NASD broker-dealers who engage in certain transactions involving "a penny stock". A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share.

The additional sales practice and disclosure requirements imposed upon broker-dealers handling 'penny stocks' may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the market. Under the 'penny stock' regulations, a broker-dealer selling 'penny stocks' to anyone other than an established customer or 'accredited investor' (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the 'penny stock' regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the 'penny stock' market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.

To purchase Shares, please contact either of the following officers:

Jose S. Canseco
Chairman of the Board
211 N. Roadway Drive
New Orleans, LA 70124
(225) 343-7169

William C. Ellison
Secretary & General Counsel
701 South Peters St., Suite 100
New Orleans, LA 70130
(504) 524-6597

Registration of the Stock

The Shares are not restricted. However, there is currently no public market for the Shares. We have prepared a Form 10-SB to register the Shares for trading under Section 12(g) of the Securities Exchange Act of 1934 with the Securities Exchange Commission. The Form 10-SB is not effective yet and we hope to make it effective within thirty days of the effectiveness of the Offering. Two broker-dealers, Jefferies and Company and Credit Research and Trading, have indicated that they will file the necessary forms (the Form 211) with the OTC Bulletin Board to register the stock for trading and make a market in that stock. We expect the market for the Shares on the OTC Bulletin Board to open within sixty days that the Offering is effective. Although Jefferies and Company and Credit Research and Trading will make a market in the stock, there may not be sufficient liquidity in the market to ensure that all sale or purchase offers can be completed.

Determination of the Offering Price

Prior to this Offering, there has been no market for our common stock. The offering price has been determined by our board of directors based primarily upon (1) the price of shares of common stock in private offerings before this offering; (2) the expected cash flows of the Company following the Offering and (3) price multiples for other publicly traded companies in the same industry.

For the year ended December 31, 2001 and for the year ended December 31, 2002, losses were $(589,222) and $(260,881), respectively with a net loss per share of $(0.06) and $(0.03), respectively (giving effect to the reverse stock split these numbers would be $(0.24) and $(0.12)). For the six months ended June 30, 2002 and for the six months ended June 30, 2003, losses were ($35,751) and ($183,189), respectively with a net loss per share of $(.00) and $(.017), respectively ($(0.68) adjusted for the reverse stock split).

Our book value as of December 31, 2001 was $(75,378) or $(0.0075) per share ($(0.03) adjusted for the reverse stock split). Our book value as of December 31, 2002 was $(12,079) or $(0.0011) per share ($(0.0044) adjusted for the reverse stock split). Our book value as of June 30, 2003 is $(77,322) or $(0.029) per share on a split adjusted basis. Assuming after this Offering that all the Shares are sold, the *proforma* book value (based on the June 30, 2003 numbers) will be $3,942,678 or $0.90 per share, giving effect to the reverse stock split.

Dilution

You will suffer an immediate dilution in your investment if you purchase the Shares. The initial public offering price is significantly higher than the per share as adjusted, pro forma net tangible book value of our common stock. Although you will pay $2.40 per share, the book value of your shares following the completion of the offering at most will be $0.90 per share. Accordingly, you will suffer an immediate dilution of at least $1.50 per share.

The price of our Shares in the Offering is near the price paid by investors in the last two years. In the last two years, we have sold 570,000 shares in private offerings at a price of $0.50 per share, which when adjusted to account for the effect of the reverse stock split would be 142,500 shares at a price of $2.00 per share. Moreover, the exercise price for options granted to management recently on April 23, 2003 is $2.40 per share.

As of June 30, 2003, we had 10,737,912 shares of common stock in the Company outstanding. After the reverse stock split, we have 2,684,478 shares issued and outstanding. The amount of dilution depends on the number of shares sold. The effect of the dilution is set forth in the table below assuming 100 percent, 75 percent, 50 percent and 25 percent of the Offering was sold.

Amount of Offering Sold by Percent	**100%**	**75%**	**50%**	**25%**
By Amount	$4,020,000.00	$3,015,000.00	$2,010,000.00	$1,005,000.00
Number of Shares Sold	1,675,000	1,256,250	837,500	418,750
Number of Total Shares Outstanding	4,359,478	3,940,728	3,521,978	3,103,228
Book Value	$3,942,678	$2,937,678	$1,932,678	$927,678
Book Value/Share	$0.90	$0.75	$ 0.55	$ 0.30
Dilution/Share	$1.50	$1.65	$ 1.85	$ 2.10

USE OF PROCEEDS

With the use of proceeds from the offering, we will be focusing on four strategic goals. First, we will be expanding our sales and marketing efforts by adding additional inside sales personnel in our Baton Rouge corporate office, coupled with outside sales personnel in new regional markets. The inside sales employees will be utilized for generating sales leads in the new markets that are to be followed up by the sales people in the field. Secondly, we will be building our infrastructure in order to accommodate the new sales generated by these efforts. This infrastructure will consist of funding the purchase of new equipment as well as the hiring of additional resources for the support of the product and the general administration of the Company. Third, we will continue our devotion to research and development by hiring additional programmers to enhance our existing products as well as perform development of new products and services. And finally, we will use the funds to retire the Company's debt and accrued expenses.

The extent to which we fund these efforts will depend largely upon how much capital is raised in the public offering. We hope to be successful in raising the full $4 million in the offering; however, we have developed a funding strategy based upon the actual level of funding that is raised. We have broken these into four levels at 25%, 50%, 75% and 100% of the total offering of $4 million and categorized these figures based upon a 12-month implementation plan as set forth in the table below. The first priority will be to retire the existing debt and accrued expenses of the Company, and then begin funding our sales and distribution strategies along with the necessary infrastructure upgrades and personnel needed to implement those strategies.

At a funding level of 25% of the total offering, we plan to hire two new programmers, two inside sales employees, a bookkeeper, a receptionist, one salesperson in Atlanta, GA, one salesperson in Houston, TX, and also fund the salary for the CEO. Additionally, we will fund an advertising and marketing campaign as well as attend at least one national trade show. At this level, we do not anticipate needing additional office space and we will also fund new equipment purchases conservatively by purchasing only the necessary hardware and equipment needed to sell, support, and deploy our applications and services. And finally, at this level, we will reserve at least $100,000 for operating capital and other overhead expenses that may arise.

At a funding level of 50% of the total offering, we will extend our sales and marketing efforts by hiring three inside sales employees in addition to hiring at least two sales people in Atlanta and Houston each. We will bolster R&D by hiring four programmers and a Vice President of R&D. We will also hire and fund several executive level positions including CEO, CFO, Vice President of Finance, and Vice President of Policy & Planning, as well as other organizational positions including a bookkeeper, receptionist, and an Operations Manager. Marketing efforts will be expanded by attending at least two trade shows in addition to increasing our advertising and direct mail campaigns. These efforts will create the need for the lease of additional office space as well as an investment in hardware and equipment at our corporate headquarters and data-center in Baton Rouge. This equipment will primarily consist of new servers and equipment to handle the additional load of new customers and employees. At this funding level, we plan to retain approximately $200,000 in operating capital in order to cover additional overhead expenses that may arise and reserve at least $100,000 in capital retention.

At a funding level of 75% of the total offering, we will attempt to expand our direct reach into four new markets including Atlanta, Houston, and two other not-yet identified regions. Each new sales region will include two salespersons. Five inside sales positions will be created in Baton Rouge to supply the salespeople in the field with qualified leads and assist with the coordination and process of each new sale. Several executive level positions will be funded including: CEO, CFO, Vice President of Finance, and Vice President of Policy & Planning. Other operational positions will be funded including an Operations Manager, receptionist, bookkeeper, and executive secretary. Research and Development will be expanded significantly with the hiring of a Vice President of Research and Development and five new programmers. We will incur increased marketing expenses as we attempt to project our brand name and recognition across these new markets. We will also attend at least two national level trade shows in order to begin to create exposure on a national scale. As a result of these efforts, we will be funding additional expenditures such as rent, communications, and new hardware and equipment. We plan to retain approximately $240,000 in operating capital in order to fund miscellaneous overhead that may be incurred from these operations. Additionally, we plan to utilize a portion of funds to seek out and potentially acquire other entities that may help us quickly recognize new customers and revenue. Potential acquisition candidates may include other small software companies, billing companies, and distributors of physician related products and services. And finally, we plan to retain at least $300,000 in capital in order to regroup and reorganize the Company in the event that our sales and distribution strategy is unsuccessful in its first year. These funds would be used to re-invest in research and development and explore other distribution strategies if necessary.

If we are successful in raising 100% of the offering, we will use the proceeds to expand on a larger scale our sales, marketing, distribution, and R&D efforts. We will focus on expanding our sales and marketing efforts into six new regions, including Atlanta, Houston, and four not-yet identified regions. Each sales region will consist of at least two salespeople in the field who will be backed up and supported by seven new inside salespeople in Baton Rouge. Research and Development personnel will be expanded to include seven new programmers and a Vice President of Research and Development. Other executive, administrative, and operational positions that will be funded with these proceeds will be: CEO, CFO, COO, Vice President of Finance, Vice President of Policy & Planning, Operations Manager, a bookkeeper, two receptionists, and two executive secretaries. Advertising and public relations will be expanded significantly to project the recognition of our products and services, not only in each of the new sales regions, but on a national scale as well. We will attend at least two national trade shows and attempt to acquire national-level recognition of the *Medtopia* brand name. Hardware and other equipment costs will be funded by the proceeds of the offering in addition to other related operational expenses such as rent, telephone costs, cellular phones, and data T1 lines. We plan to use a portion of the funds to seek out and potentially acquire other companies that provide physician-related products and services. We hope to utilize these potential acquisitions to help us rapidly expand our customer base and revenue if the right target can be identified. We anticipate using approximately $300,000 in operating capital to fund the overhead of the expanding operations and we plan to retain at least $500,000 in capital. The capital retention will be used to re-invest in research and development and distribution strategies in the event that our first year of expanded sales and marketing efforts fall short of our projections.

As discussed above, a portion of the offering proceeds, depending on the amount raised, will be used to pay future and accrued executive salaries. In summary, three executives who are also directors and officers of the Company will rely upon proceeds of the offering to fund their salaries. William D. Davis, the President and CEO and a Director, will receive an annual salary of $60,000 if the Company is successful in raising at least 25% of the full offering. If the Company is successful in raising 50% or more of the total offering, Mr. Davis will receive an annual salary of $102,000. Jose S. Canseco, the Chairman of the Board of Directors and a Vice President, will not draw a salary if the Company does not raise at least 50%. If the Company raises 50% or 75% of the offering, he will receive an annual salary of $42,000. If the Company raises the full 100% of the offering, Mr. Canseco will receive an annual salary of $97,000. Similarly, Terry Jones, Vice President of Finance and a Director, will receive an annual salary of $95,000 if the Company raises 50% of the offering. Mr. Davis, Mr. Canseco, and Mr. Jones have employment contracts with the Company and are eligible for consideration of raises and bonuses at the discretion of the Board of Directors.

Amount of Offering Sold by Percent	100%	75%	50%	25%
Amount of Offering Sold by Amount	**$4,020,000**	**$3,015,000**	**$2,010,000**	**$1,005,000**
Salaries & Wages	$1,895,600	$1,512,600	$1,060,200	$385,200
Advertising and Public Relations	$244,000	$106,200	$63,000	$30,500
Accrued expenses (including salaries and rents)	$90,045	$90,045	$90,045	$90,045
Debt Retirement	$228,554	$228,554	$228,554	$228,554
Rents	$102,000	$50,400	$50,400	$0
Communications/Internet Access	$70,680	$53,100	$36,000	$28,560
Equipment & Hardware	$94,400	$83,000	$77,400	$37,000
Expenses of Offering	$100,000	$100,000	$100,000	$100,000
Operating Capital	$294,721	$241,101	$204,401	$105,141
Acquisitions	$400,000	$250,000	$0	$0
Capital Retention	$500,000	$300,000	$100,000	$0
Total use of proceeds	**$4,020,000**	**$3,015,000**	**$2,010,000**	**$1,005,000**

In addition, we intend to use a portion of the proceeds to retire approximately $227,000 of debt that is owed to certain officers and directors. A listing of said debt is found in the table below.

Payee	Loan Amount	Date	Interest Rate	Maturity Date	Outstanding Balance as of 8/31/03	Use of proceeds
SBL Capital Corp. (1)	$30,000	11/15/01	18%	12/1/06	$17,907.81	Operational Expenses
William C. Ellison	$100,000	12/12/01	12%	12/12/02	$100,000.00	Refinance Previously Matured Debt That Had Been Used To Pay Operational Expenses
Jose S. Canseco	$36,945	6/24/02	8%	On Demand	$40,389.00	Operational Expenses
William D. Davis	$35,101	7/9/02	8%	On Demand	$38,143.42	Operational Expenses
Tommy Frazer	$25,000	8/8/03	*	3/8/04	$25,000.00	Accounting Fees and Operational Expenses

(1) Wholly owned by Terry Jones.

* The lesser of the Wall Street Journal Prime Rate or the maximum rate allowed under applicable law.

DIVIDEND POLICY

We intend to use cash in excess of the Company's needs for operations to expand our market position. We do not contemplate paying dividends at any time in the immediate future.

CAPITALIZATION

The following table sets forth: (1) the capitalization of MD Technologies as of December 31, 2002; and (2) the capitalization of MD Technologies as of August 31, 2003.

You should interpret the information in the table below in conjunction with the Financial Statements starting on page F-1.

	Dec. 31, 2002 Actual	Aug. 31, 2003 Actual
Total Current Debt	$285,199	$344,196
Total Long-term Debt		
Notes Payable and Leases	$20,032	$17,908
Shareholders' Equity:		
Retained Earnings (beginning)	$(75,378)	$(12,079)
Current Period Earnings	$(206,881)	$(213,323)
Total Capital Infusion and Shareholders' Equity	$324,180	$119,979
Total Liabilities and Equity	$293,152	$105,423

DESCRIPTION OF BUSINESS

History

The founders of MD Technologies began developing software solutions for the healthcare industry in 1993. Initial development of the *Medtopia* application began in early 1995 when the founders of the Company decided that the emerging growth of the Internet introduced a significant opportunity to create innovative solutions for the healthcare industry. The *Medtopia* application, and all intellectual property rights associated therewith was originally created by Listech, Inc., a company owned by William Davis and two other partners. In April of 1996 our founders established a Louisiana Limited Liability Company named MD Technologies, LLC to market *Medtopia* for Listech. After several years of modifications and re-engineering the product, *Medtopia* went live on the Internet with its first physician in November of 1998. We believe that, at the time, *Medtopia* was the only completely web-based practice management system on the Internet. Our founders struggled to find customers willing to use the product, as the Internet was a relatively new and unproven medium for business applications. Likewise, the idea of businesses storing their data on remote servers and renting, rather than purchasing, their applications was a relatively foreign concept. However, as the Internet became more ubiquitous and generally accepted as a business medium over the following two years, we began to find more and more customers willing to embrace the technology and the product.

Recognizing the need for assistance to adequately develop our applications and implement a realistic distribution plan, our founders dissolved the Limited Liability Company through which they tried to market *Medtopia* and incorporated MD Technologies on February 25, 2000, in the State of Delaware, in order to raise capital to exploit *Medtopia* at a time they felt that the industry was more accepting of Internet based applications. At the time of incorporation, Listech, Inc. assigned all of its rights, title and interest in the *Medtopia* application and the intellectual rights associated therewith to the newly incorporated entity.

Subsequently on July 9, 2003, Listech Inc. and MD Technologies Inc. merged. We remained in a research and development mode until January 2001, when we announced that we had entered into a research affiliation with Emory Healthcare in Atlanta. At that time, we had 11 customers representing 21 physician and healthcare providers using *Medtopia*, despite having only a part-time sales person. We increased sales and marketing efforts in the last quarter of 2001 and began implementing our business plan while focusing and refining our sales, deployment and installation strategies.

Since January 2002, we have been steadily meeting our sales goals, adding an average of two new customers per month. We, and our products, continue to evolve and improve with each new customer. As of August 31, 2003, we have acquired 75 customers representing over 150 providers.

Emory Healthcare Relationship

On December 13, 2000, we entered into two agreements with Emory Healthcare ("Emory") in Atlanta, Georgia.

The first agreement, entitled "Joint Development and License Agreement", provides for an 18 month license of our *MyMedtopia* application for use by Emory in its systemwide healthcare web portal. In October of 2001 we embedded *MyMedtopia* on Emory's web portal and it has been in use since that time. The license agreement has expired and we are currently in negotiations with Emory for a renewal of that license. This agreement also gives Emory the right to test our *Medtopia* application in a live setting in one or more of their practice areas. In April of 2001, the Emory Rehabilitation Center for Medicine began using the scheduling component of *Medtopia* for its 30 physical therapists. This application continues in use today. We do not generate any revenues from the use by Emory of *Medtopia* at this time and we are currently in negotiations with Emory on this issue. Our agreement with Emory also provides for the collaboration between Emory and us in order to develop new applications. This relationship calls for our company to provide the IT expertise and Emory to provide the clinical expertise of up to 20 hours per week to jointly collaborate in the creation of new applications or the improvement of existing applications. To date the only application in which we have collaborated with Emory has been the modification of *Medtopia's* appointment scheduler in order to make it useful for physical therapists in a rehabilitation hospital setting. As opportunities are identified and prioritized, we anticipate taking advantage of this agreement and collaboration with Emory in future development of new applications and/or the improvement of our current applications.

Our second agreement with Emory, entitled, "Stock Purchase Agreement" was entered into as consideration for the first agreement. By this agreement, Emory became a shareholder of our company and was issued 450,000 shares (112,500 shares after giving effect to the reverse stock split) of common stock of our company.

Emory Healthcare is the most comprehensive health care system in metropolitan Atlanta. It includes The Emory Clinic, the Emory Children's Center, Emory University Hospital, Crawford Long Hospital, Wesley Woods Center, the jointly owned Emory-Adventist Hospital, and EHCA, LLC, a limited liability company created in collaboration with HCA The Healthcare Company. Emory Healthcare has 2,330 licensed patient beds. In addition to its own 14 primary and specialty health care centers located throughout metro Atlanta, Emory Healthcare has affiliations with 48 communities throughout Georgia and neighboring states. These comprise a network representing more than 68 hospitals and 6,000 physicians.

Company Vision

Since our inception, our management team has followed two underlying principles: (1) over time, nearly all software business applications will become Internet hosted and managed; and (2) an unwavering dedication to customer service and support will drive customers to us and earn their long-term loyalty. These two principles have guided all our actions since our inception.

Our early lead in the development of Internet-based applications has afforded us a distinct advantage over many competitors who have yet to embrace or adopt the Internet as a medium for their applications. *Medtopia* maintains a price and serviceability advantage over such competitors since we build, host and manage the application for the customer. For example, the product can be delivered to the customer instantaneously and upgraded continuously and imperceptibly. Modifications are applied immediately and typically with no interruption to the customer. The customer's data is always backed up and stored off-site, keeping it safe from natural and unnatural disasters. Back-end processes, such as electronic claims processing and data backups, are performed in the background by trained *Medtopia* staff and are usually unnoticed by the customer. These benefits, and others, create a product that is less intrusive to the customer, and easier to service and maintain by us.

An Internet hosted application also creates a price advantage over many of our competitors. Since *Medtopia* is delivered and modified quickly and efficiently via the Internet, *Medtopia* is more cost-effective than many other companies' products. Customer support is enhanced and made more cost effective since all customers use the same version of *Medtopia.* Our subscription fee includes technical support. Some of our competitors' monthly costs for technical support alone exceed the **total** *Medtopia* subscription fee.

We have a policy of always attempting to answer a service and support call with a live person *before* the third ring of the telephone. We strive to set a new standard by which others will be measured. The *Medtopia* support staff is friendly, knowledgeable and dedicated to helping customers with problems and questions. Our management has great confidence in our support team and continues to explore ways to improve their effectiveness.

These principles and philosophies have molded our history to date, and we believe that a continued devotion to this vision will ensure our success in the future.

Healthcare Industry

Healthcare is a vital part of the United States economy and is critical to every citizen. However, healthcare has yet to fully benefit from the technology revolution that is changing other industries. We believe that advanced information technology will have a fundamental impact on healthcare delivery, payment and personal health management. This revolution will be significant because it will help solve key problems facing the industry: improving patient safety, reducing costs, improving the quality of care, and improving the efficiency of processes for coordinating and paying for healthcare. The convergence of the Internet and healthcare management is a new and evolving paradigm in healthcare management. The market opportunities created by this convergence are expected to expand rapidly.

Cost of healthcare in the United States has been climbing. In 1960 total healthcare expenditures were $26 billion, or 5.1 percent of the gross domestic product (GDP). By 2000 total healthcare costs had climbed to $1.3 trillion and represented 15.9 percent of GDP. See, *Health, United States, 2001, with Urban and Rural Health Chartbook,* published by the U.S. Department of Health and Human Services through the Centers for Disease Control and Prevention. Healthcare costs continue to escalate. According to the United States Center for Medicare & Medicaid Services, formerly the Health Care Finance Administration ("HCFA"), healthcare expenditures in 2006 will exceed $1.6 trillion. Approximately 70 percent of healthcare transactions today are paper-based, resulting in administrative costs of up to 20 percent of each dollar spent. It was the need to reduce these costs that, at least in part, led to Healthcare Insurance Portability and Accountability Act of 1996 ("HIPAA"). In the United States, the yearly cost of processing and administering claims is about $90 billion. Some healthcare industry analysts believe the $90 billion in administrative costs could be reduced to $5 billion, or less, by moving from a paper-based system to digital systems. See, *Healthcare Without Boundaries: Integration Technology for the New Healthcare Economy*, February, 2003, Microsoft Corporation White Paper. McKinsey and Company, an international management consulting firm, reports that "[T]he U.S. health care industry is huge—with annual expenditures of more than a trillion dollars—but extremely fragmented: more than half of approximately 600,000 physicians engaged directly in patient care work in practices of eight physicians or fewer."

In the United States there are more than 600,000 physicians, the majority of whom practice in office base groups or in solo practices. See, *American Medical Association Physician Masterfile*, Dec. 2000. MD Technologies specifically targets these practices and has begun to penetrate this vast market.

The healthcare industry is clearly a troubled industry and is being choked by excessive paperwork and inefficiencies, but this has created enormous business opportunities for those companies who can provide solutions to eliminate these inefficiencies.

Products and Services

Our products and services are designed to provide advanced technological solutions to healthcare providers in an attempt to assist them with their business and clinical processes. All products are developed internally without the assistance of outside programmers or consultants. Our existing products include *Medtopia*, *MyMedtopia*, *MedtopiaMobile, and Medtopia Billing and Accounts Receivable Management.* These four products are designed such that they can be packaged and sold independently of one another. However, these products are more specifically designed to complement each other in functionality. Customers can employ all four products in a single solution and maximize their efficiency and productivity.

To date, we have generated our revenues from our four existing products and services, *Medtopia, MedtopiaMobile, MyMedtopia,* and *Medtopia Billing and Accounts Receivable Management.* Since *MedtopiaMobile* is still undergoing beta testing, revenues from that application have been limited. The following table summarizes our revenues by application from inception until August 31, 2003.

Application/Service	Number of customers	Percent of total revenues
Medtopia	75	73%
MyMedtopia	1	18%
MedtopiaMobile	4	1%
Medtopia Billing and Accounts Receivable Management	5	9%

Medtopia

Medtopia is an Internet-based practice management application that enables physicians and other healthcare providers to manage their organizations online using only a web-browser. It is designed to streamline many of the day-to-day routines involved in running a medical practice, and thereby help physicians and their staff members organize their workload and increase productivity. Physicians and their employees have access to clinical and financial information from the office, home, hospital, or anywhere that an Internet connection is available. The application employs 128-bit SSL encryption, which ensures privacy throughout the entire application and adheres to HIPAA security guidelines. The application consists of several integrated features such as: appointment scheduling, patient account management, electronic claims processing, electronic remittance advice, accounts receivable management, human resource management, project management, electronic medical records, prescription writing, inventory management, and more. All of these tools are designed to work coherently in such a way as to increase productivity throughout the organization. The application also utilizes various workflow queues to assist in many of the work processes that take place in the practice. For example, there is a hospital queue for tracking and managing the admission, discharge, and billing of patients that are currently hospitalized. Similarly, there are claim queues, collection queues, appointment queues, etc. Each of the queues has been designed specifically for helping the office personnel organize information and make it easier to track and manage for maximum efficiency. Since the application and its data are hosted and managed in our data center, the *Medtopia* staff members can perform all the back-end data operations that would ordinarily require an employee of the practice to perform. These activities include sending claims electronically to payers and clearinghouses, posting electronic remittance advice, performing and monitoring EDI transactions such as electronic claim status and eligibility verifications, performing month-end closeouts, daily data backups, hardware and software upgrades, and other system maintenance. This allows the customers to focus more on their business rather than on mundane data management chores. Moreover, our trained employees are better able to monitor the data management and to manage operations in order to minimize errors. The *Medtopia* support staff know how to spot potential problems and take corrective action when they arise.

The recurring revenue stream from the subscriptions of *Medtopia* increases as each new customer is added to the system. While we receive up-front income from the setup and installation of a new customer, it is the recurring revenue that we count on to bolster the company's growth.

However, expenses associated with this revenue growth do not increase proportionally. Once a new customer is brought online, the maintenance of the physician's clinic is related primarily to customer support. New customer support personnel are added as necessary to provide an adequate ratio of support personnel to customers to ensure that all support issues can be handled expeditiously. Our current ratio is approximately one support person per 25 customers. This ratio will be adjusted as needed and may vary depending upon many factors such as the size of the customers added to the system and the geographic location of new customers in relation to our support staff.

Medtopia Pricing

Medtopia is offered to customers as a monthly subscription of $350/month per physician (or provider). Additionally, there is a one-time setup cost of $500 per provider and a $1,200 training fee per site. The Company also offers data conversions for customers. Prices range between $1,500 to $8,000, depending on the data format, volume of data, and type of conversion (i.e. patient demographic, open-item, or full-detail.) The data-conversion fee is typically negotiated with the customer at the time of the sale and varies on the circumstances. The setup, training, and subscription fees can vary depending upon the number of physicians in the group, the number of physical sites, and the number of users.

MedtopiaMobile

MedtopiaMobile is a handheld application running on Microsoft® Pocket PC's that allows the physician to perform various functions while in the exam room with the patient, or while away from the office, such as when making hospital rounds. The application synchronizes with the *Medtopia* practice management application over the Internet and gives the physician access to medical information on his patients, such as procedure and diagnosis history, drug allergies, medications, insurance information, and medical alerts. The physician also has the ability to document a new encounter with the patient and capture all the necessary billing information to synchronize directly into the practice management application. Additionally, the application allows the physician to capture handwritten and audio notes and store them as part of the patient's permanent medical record. All information captured by the physician on the device can be synchronized immediately, or in a batch, to the *Medtopia* servers via the Internet.

The list of features available with *MedtopiaMobile* includes: (i) an appointment calendar for managing office appointments, hospital rounds, surgeries, and meetings; (ii) super-bills and charge-capture; (iii) prescription writing; (iv) patient medical history; (v) encounter documentation; (vi) referral management; (vii) secured intranet messaging; and (viii) contact management.

Some customers may wish to deploy *MedtopiaMobile* throughout their enterprise, but may not want to use *Medtopia* as their practice management system. For these customers, we provide a limited version of *Medtopia,* which allows them to track and manage the information via a web interface and also export *MedtopiaMobile* data to their own system.

MedtopiaMobile Pricing

MedtopiaMobile is provided to physicians for a monthly subscription fee of $150. There is a single one-time licensing fee of $1,500. This fee includes the *MedtopiaMobile* software and the creation of the online *Medtopia* account if the customer does not already have one.

MyMedtopia

MyMedtopia is a web-based application designed for patients to allow them to track and manage their healthcare information online. Patients can sign up to use *MyMedtopia* on their own, or their physician can issue an account for them. The application benefits both physicians and their patients by allowing them to share vital healthcare information while encouraging the patient to take a more proactive role in their own healthcare. The application enables patients to track information such as family histories, medical conditions, prescriptions and medications, emergency medical information, medical expenses, diet and nutrition, exercise and fitness, and upcoming appointments.

When deployed by a physician to his patients, *MyMedtopia* can prove to be an invaluable tool for enabling secured and direct communication with the patient. Similarly, the application becomes a tool for utilization by the office staff for coordinating with patients for appointments, prescription requests, and statement questions. If given access by their physician, a patient can look up their statement online and see what charges have been paid by the insurance carrier and what their responsibility is. This type of functionality can reduce the number of phone calls into the physician's practice and thereby help make the overall operation of the practice more efficient.

MyMedtopia Pricing

There is no set pricing for *MyMedtopia* at this time. We are exploring how best to utilize the functionality of this product in such a way as to eventually create a recurring revenue stream for us. The *MyMedtopia* application is currently being used by Emory Healthcare as part of the benefits offered to their patients and users of its online healthcare services.

Medtopia Billing and Accounts Receivable Management

In 2002, we began providing billing and accounts receivable management services to a limited number of customers. We currently provide these services for five customers. We have one full time employee dedicated to servicing these customers with two other employees providing assistance on an as-needed basis. These services typically include the entering of our customers' patient encounter information into *Medtopia*. The accuracy of the billing information is verified using features built into *Medtopia* that have been especially designed for this purpose. This information is used to process claims with various insurance carriers by sending it electronically through *Medtopia* and third party clearinghouses. Once entered into *Medtopia*, our customers can track and review their accounts receivables online as well as run real-time reports and perform their own analysis of the data using only a web-browser. We manage our customers' receivables all the way through the adjudication process until payment. Upon receiving payment confirmation, denial, or request for additional information, we post the payment to the system, provide any additional information requested, and make any adjustments if necessary. The fact that we host the customers' information and that they are intimately familiar with our application allows us to provide a higher level of service and achieve economies of scale not available to competing billing companies. This gives us a large advantage over competitors.

Medtopia Billing and Accounts Receivable Management Services Pricing

Our billing and accounts receivable management services are invoiced to customers as a percentage of actual collections. Our fees are negotiated with each of our customers depending on the level of activity expected and volume and amount of charges. Some customers prefer that our staff perform all data input functions and they provide us with hard copies of their patient encounter information. Others perform the data input themselves. Our fees range from a low of 3% to a high of 8% of collections. In most cases we can demonstrate that our fees are less than what our customers would pay for employees to perform similar services in-house. We view this component of our business model as a major growth opportunity for the Company.

MedtopiaCommerce

Medtopia serves as a platform for the facilitation of e-commerce. We can create secure electronic Internet links between vendors who sell supplies and services to physicians and the physicians themselves. Physicians will not have to leave their practice management application in order to interact with vendors and suppliers. Using the *MedtopiaCommerce* feature physicians will be able to purchase goods and services online from suppliers that have a presence on the physician's own office management software. *Medtopia*'s inventory control application can be programmed to automatically order inventory as supplies are consumed, allowing the physicians to efficiently manage their inventory.

MedtopiaCommerce Pricing

We have yet to establish pricing for this proposed application. We believe that the pricing model will take one of three forms. We will either charge the vendors a flat fee for "occupying" space on the *MedtopiaCommerce* application, or we will charge the vendors a commission based on the volume of sales they make through the application. We are also considering charging our physician customers a flat monthly fee to have the *MedtopiaCommerce* application activated on their individual *Medtopia* site.

Marketing

To date, we have utilized very limited marketing efforts and a small sales force. The majority of our efforts through the first quarter of 2001 were focused on completing the *Medtopia* application and positioning our company for launch. We began attempting to prove our distribution and sales strategy in late 2001. All prior sales efforts were conducted on an extremely selective basis so as to create a small base of providers while completing development and beta testing of the product. In January 2001, we had 21 physician/providers using *Medtopia* to manage their practices. Since then, our customer base has grown to 75, representing over 150 providers using *Medtopia.*

We are marketing to new customers by utilizing inside and outside sales strategies in addition to relying upon referrals from existing customers. We also attend local trade shows to maintain local exposure to the healthcare community and periodically perform mass mail-outs of brochures and other marketing material. Telemarketing is employed when possible to generate new sales leads. When the lead is qualified, it is delivered to outside sales for a presentation and sales proposal.

The Internet also provides a good source of inquiries from new potential customers. We work to maintain the *Medtopia* product as a qualified hit under most major search engines, such as Yahoo!, Google, etc. Unsolicited incoming calls from remote locations to the sales staff are followed up with telephone presentations and mail-outs of various marketing materials. Our website address is http://www.medtopia.com.

Initial Target Market

Our company's distribution strategy is to initially expand into large metropolitan areas with numerous physicians where the market research indicates a high potential for adoption of the *Medtopia* products.

Following the Offering, we plan to target our marketing efforts at physicians practicing in the New Orleans, Baton Rouge, Atlanta, and Houston areas. Thereafter, we anticipate penetrating other large metropolitan markets such as Dallas, Miami and South Florida, Orlando, and Tampa. We will continue to identify other markets that present a good opportunity for us and our products and will compete aggressively in those markets as they are identified.

The Louisiana market will be penetrated as much as possible in order to establish a solid base of customers within the proximity of our headquarters. We hope to move into the Atlanta market quickly and attempt to take advantage of the existing relationship with Emory Healthcare, which has a strong market presence there. Additionally, our research indicates that there are over 8,000 physicians practicing in the Metropolitan Atlanta area. Atlanta is also within relatively close proximity of Baton Rouge, making it an attractive market.

The second projected expansion is into Houston, Texas, where there are large numbers of physicians in close proximity to Baton Rouge. Houston represents an opportunity to reach a large number of potential customers in a high-density market that is only 4 hours driving distance from our corporate headquarters in Baton Rouge. Additionally, Houston is home to the Texas Medical Center which is internationally recognized as one of the world's finest medical centers of patient care, research, and education.

Marketing Strategy

Within 90 days of the Offering, we expect to open the Atlanta office, if we are successful in raising at least 50% of the Offering. To staff this office, we intend to hire two salespeople to make direct calls on physicians and other potential customers in the field. We believe that we can hire, train, and activate these personnel within the 90 day period. Within 150 days of the Offering, we intend to open the second expansion office in Houston and staff this office at the same level. We also plan to hire three additional inside sales employees at our headquarters to assist the sales personnel in the field and to help generate qualified leads for presentations and demos. In order to begin to create exposure on a national scale, we will also attend at least two national level trade shows. Mr. Palazzo has performed similar expansions for other companies and we are confident in his ability to startup these offices in this time frame. We believe that Mr. Palazzo's result-oriented approach to marketing will be effective and result in an increase in volume of sales.

Our core market consists of the 300,000+ physicians who practice alone or in groups of eight or less. The following methods will be employed to enlist new customers:

(i) We will market directly to individual physicians through the efforts of our inside and outside sales force. We will utilize telemarketing for generating new sales leads, which are then solicited by direct-sales representatives. This process usually involves multiple onsite presentations and culminates in a proposal to the customer.

(ii) We will brand our products by participating in trade shows, events and conferences that have the potential to generate interest in us on a national stage. We will also explore the possibility of employing public relations specialists to help generate positive attention for us.

(iii) We will solicit relationships with large institutional healthcare entities such as hospital companies, physician groups and academic institutions. Well-established relationships at this level can potentially lead to significant sales of our products and services.

(iv) We will actively pursue strategic relationships with potential distributors and attempt to establish a national distribution network.

(v) We will explore utilizing ad placements and other promotional campaigns in industry trade publications.

Pricing/Level of Service

Medtopia's pricing is determined by the management's analysis of the competition and the targeted customer's willingness to pay, consistent with a fair profit to us. Specific fees were discussed in preceding sections and will not be repeated here. Varying discounts are offered to volume providers and potential customers depending on many factors.

Since January 2001, we have raised the subscription price of *Medtopia* four times, from $150 per month to the current price of $350 per month, with little or no resistance for each price increase. *Medtopia* costs less than many of its current competitors and is far less expensive than many of the competing high-end practice management applications.

Advertising and Promotion

We recognize that growth and profitability require extensive promotion that must be done quickly and aggressively. To accomplish our sales goals, we have hired an experienced advertising agency to assist in these efforts. We have entered into an Advertising Agreement with The Graham Group, Inc. and Graham Group Interactive, Inc. to perform advertising, public relations, and internet content development services for the Company. The Graham Group is the second largest advertising, marketing and public relations agency in Louisiana and has offices in Baton Rouge, Lafayette, New Orleans and Shreveport. The overall advertising and promotional objectives are to: (i) position MD Technologies as the leader in the healthcare markets in which we compete; (ii) increase Company awareness and brand name recognition among physicians and their office managers; (iii) generate qualified sales leads and potential new distributors for field sales organizations; (iv) create product advertising programs supporting our marketing position; and (v) coordinate sales literature, demonstration materials, telemarketing programs and direct-response promotions in order to maximize exposure and success.

Financing

To date, we have been financed by a combination of founder's money, debt, equity and operations income. Specifically, prior to 2000, the development of *Medtopia* was primarily funded by its founders. In 2000, we sold stock and raised $100,000 from "friends and family" and received $100,000 from Emory Healthcare, Inc. in return for prepaid usage of our products. From time to time, the founders of MD Technologies have advanced funds to us in return for promissory notes. Mr. William Ellison, a director and General Counsel, loaned $100,000 to us on December 12, 2001. The loan is secured by a security interest on our personal property, including inventory, equipment, accounts, licenses, software and intellectual property. William D. Davis, a director and the CEO, loaned us $35,101.42. This debt is represented by an unsecured promissory note dated July 9, 2002. Jose S. Canseco, Chairman of the Board of Directors, loaned us $36,945.00. This debt is represented by an unsecured promissory note dated June 24, 2002. SBL Capital Corp., which is wholly owned by director Terry Jones, loaned $30,000 to the Company on November 15, 2001. This loan is secured by a security interest on MD Technologies' personal property, including equipment, accounts, chattel paper, contract rights, inventory, licenses, software and intellectual property, and is personally guaranteed by Jose S. Canseco. Thomas L. Frazer, a director, loaned us $25,000. This debt is represented by an unsecured promissory note dated August 8, 2003.

From 2001-2003, we sold stock and raised $304,960, $250,000 and $35,000, respectively, from friends and outside investors. In total, the Company from its inception has incurred $227,046 in debt, raised $737,795 in equity and received $496,467 in operations income. The following table summarizes the terms of the promissory notes from each of our directors and officers discussed above.

Payee	Loan Amount	Date	Interest Rate	Maturity Date
SBL Capital Corp.[1]	$30,000.00	11/15/01	18%	12/1/06
William C. Ellison	$100,000.00	12/12/01	12%	12/12/02
Jose S. Canseco	$36,945.00	6/24/02	8%	On Demand
William D. Davis	$35,101.42	7/9/02	8%	On Demand
Thomas L. Frazer	$25,000.00	8/8/03	*	3/8/04

(1) Wholly owned by Terry Jones.

* The lesser of the Wall Street Journal Prime Rate or the maximum rate allowed under applicable law.

To date, the company has not made any interest payments to Messrs. Canseco, Davis or Frazer. The Company has made $13,232.95 in payments of principal and interest to SBL and the note's balance is $17,907.81. The Company has made interest-only payments to Mr. Ellison of $20,000.00.

Insurance

We have secured Errors and Omissions and Comprehensive General Liability insurance and will continue such coverage if available at a reasonable cost.

Data Security

Our data is secured and backed up multiple times daily. We have built new office space at a location in the same building with the technical offices of a telecommunications company that provides us with our primary link to the Internet. We believe this close proximity minimizes the potential for disruption between the telecommunication provider and the *Medtopia* servers. We also have an ancillary power source to eliminate the risk of power outages. Additionally, we maintain redundant Internet access through two different providers to ensure reliability of our connection to customers.

We have incorporated a security management system to protect patient and physician data, using a combination of security methodologies to provide multiple lines of defense. These include:

- 128-bit SSL encryption of all application data over the Internet
- Role-based access using ID and passwords
- Firewalls and controlled port access through all routers
- Logging, monitoring, and audit trails
- Physical security in a tightly-controlled environment, with physical isolation of systems and hardware
- Security policies including the establishment of a Chief Privacy Officer and Assistant Privacy Officer
- Routine security audits of all Company policies and personnel.

Research and Development

We spent the year 2000 and the first three quarters of 2001 mostly in a research and development mode as we added additional functionality to the *Medtopia* practice management product and created the *MyMedtopia* application. During most of that time, we employed six programmers who were mainly devoted to research and development efforts. Total amounts capitalized as research and development during that time were $129,000 in 2000 and $170,909 in 2001. Beginning with the last quarter in 2001, we changed the primary focus of the Company from research and development to begin to focus more on sales and marketing and support for our existing customers. In the first quarter of 2002, we reduced our research and development staff to two programmers and began concentrating on the overall robustness and usability of the Company's existing products. During this time, we also fine-tuned our handheld application, *MedtopiaMobile*, and prepared it for beta-testing and marketing. The total amount capitalized as research and development for 2002 was $50,866. In 2003, we continued with the same R&D strategies that we followed in 2002 while adding new functionality to the product on a daily basis. The total amount capitalized as research and development through August 31, 2003 was $31,149. We plan with the proceeds from this Offering to hire at least two more programmers and once again emphasize a robust research and development effort.

Product Strategy

Product Life Cycles

The life cycle for *Medtopia* is potentially unlimited, as it provides the management tools that will always be needed in a physician's practice. The product is always kept current as upgrades are provided weekly and delivered to the customers seamlessly via the Internet. This delivery allows the product to evolve to the continuing needs of the customer. The responsiveness of the *Medtopia* product development team helps to ensure that the customer's needs are continually satisfied, thereby helping us retain our customer base for the long-term.

Intellectual Property

We protect our products under available federal trademark and copyright protections as well as through confidentiality agreements with vendors and employees. In particular, the name *Medtopia* is a registered trademark of the Company. The software that forms the core of *Medtopia* is copyrighted in the Company's name. Moreover, total development of the product has been performed exclusively by our employees; no outside contractors have been used.

Government Regulations

We have obtained all required federal and state permits and licenses to operate our business. Our operation and profitability may become subject to more restrictive regulation and increased taxation by federal, state, or local agencies. We adhere to compliance standards of the Healthcare Insurance Portability and Accountability Act of 1996 ("HIPAA"). However, our industry is heavily government regulated. Our government regulatory risks run the gamut from regulation affecting our listing as a publicly traded entity to regulations affecting the healthcare industry in general and physician practice management in particular.

Laws and regulations may be adopted with respect to the Internet or other online services covering user privacy, patient confidentiality and other issues, including: pricing, content, copyrights and patents, distribution, characteristics, and quality of products and services. We cannot predict whether these laws will be adopted or how they will affect our business. Any legislation or regulations of this nature could affect the way we conduct our business, particularly in our collection or use of personal information, and could harm our business. Further, activities on or using the Internet have come under increased scrutiny, including increased investigation in the healthcare arena by the Federal Trade Commission and heightened media attention. A number of proposals have been made at the federal, state and local levels that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce, and could adversely affect our opportunity to derive financial benefit from such activities.

We may host any of a wide variety of services that enable individuals and companies to exchange information, conduct business and engage in various online activities. The laws relating to the liability of providers of these online services for activities of their users is currently unsettled. These types of claims have been brought, and sometimes successfully pressed, against online service providers in the past.

We could be adversely affected by healthcare regulation. The healthcare industry is highly regulated and is subject to political and regulatory changes. These factors affect the purchasing practices and operation of healthcare organizations. Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state level. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate. Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in our applications and services. Thus, we do not know what effect any proposals would have on our business. Numerous state and federal laws govern the collection, dissemination, use, access to and confidentiality of patient health information. Many states have laws and regulations that protect the confidentiality of medical records or medical information. In addition, the federal Department of Health and Human Services has proposed regulations implementing the Health Insurance Portability and Accountability Act of 1996, or HIPAA, concerning standards for electronic transactions, security and electronic signatures and privacy of individually identifiable health information. These regulations, among other things, require companies to develop security standards for all health information that is used electronically. The proposed regulations impose significant obligations on companies that send or receive electronic health information. The application of these laws to the personal information *Medtopia* collects could create potential liability under these laws. We have designed our services to comply with these regulations, but cannot predict modifications to these regulations. Any changes could cause us to use additional resources to revise our platform and services. Additional legislation governing the distribution of medical records exists and has been proposed at both the state and federal levels. We will be subject to extensive regulation relating to the confidentiality and release of patient records, and it may be expensive to implement security or other measures to comply with new legislation and final regulations. We may also be restricted or prevented from maintaining or delivering patient records electronically, which would have an adverse effect on our business.

The Food and Drug Administration ("FDA") has jurisdiction under the 1976 Medical Device Amendments to the Federal Food, Drug and Cosmetic Act, which is referred to here as the "FDA Act", and may seek to regulate computer products and software as medical devices if they are intended for use in the diagnosis, cure, mitigation, treatment or prevention of disease in humans. The FDA has issued a final rule under which manufacturers of medical image storage devices and related software are required to submit to the FDA pre-market notification applications, which are each referred to in this document as a 510(k) Application, and otherwise comply with the requirements of the FDA Act applicable to medical devices. We have attempted to design our services so that our computer applications and software are not considered to be medical devices. However, the FDA may take the position that our services are subject to FDA regulation. In addition, we may expand our services in the future to areas that subject them to FDA regulation. The FDA is currently reviewing its policy for the regulation of computer software, and there is a risk that our software could in the future become subject to some or all of the above requirements. We have no experience in complying with FDA regulations and believe that complying with FDA regulations may be time-consuming, burdensome and expensive and could delay our introduction of new applications or services.

State and federal statutes and regulations governing transmission of claims may affect our operations. For example, Medicaid rules require certain processing services and eligibility verification to be maintained as separate and distinct operations. We believe that our practices are in compliance with applicable state and federal laws. These laws, though, are complex and changing, and the government may take positions that are inconsistent with our practices.

The practice of most healthcare professions requires licensing under applicable state law. In addition, the laws in some states prohibit business entities from practicing medicine. We have attempted to structure our web site, strategic relationships and other operations to avoid violating these state licensing and professional practice laws. A state may, however, determine that some portion of our business violates these laws and may seek to discontinue them or subject us to penalties or licensure requirements. We employ and contract with others who provide only medical information to consumers and have no intent to provide medical care or advice. We do not maintain professional liability insurance because we believe we are not a healthcare provider and any determination that we are a healthcare provider and acted improperly as a healthcare provider may result in liability for which we are not insured.

Customer Terms and Strategic Relationships

Our relationships with our customers are regulated by subscription contracts that we execute with each customer. These contracts contain our standard terms and conditions, the most important of which relate to the price charged for our services/products. Our primary source of revenue is derived from subscription fees paid by our customers on a monthly basis. Our contracts generally have a one (1) year term and renew on a month-to-month basis after the first year. We have the right to change the price for our services/products on the year anniversary of our contract. Should a customer terminate our relationship, we are obligated to provide them with the information we host for them in a format that allows them to migrate to another vendor. With the exception of Emory, who accounted for 36% of our revenues during our second year of operations (2001) and for the first half of our third year of operations (2002), we are not currently dependent on any single customer for more than 18% of our monthly revenues.

We have two significant vendor relationships upon which we depend to offer our services/products. The first is with our primary Internet service provider, Eatel, a local telephony provider in our area. If we were to lose this relationship, we feel that there are several other alternate providers that could provide our Internet connectivity with little or no adverse effect to our business. Our other significant relationship we rely upon to provide our services/products is with the clearinghouse through which our customers bill third party payers. This company is Envoy, which is owned by one of our competitors. Although there are other clearinghouses providing similar services, a disruption of our relationship with Envoy, could temporarily significantly adversely affect our ability to deliver our services. We are currently exploring the possibility of having redundant clearinghouse strategic relationships to mitigate this risk.

Competition

The healthcare information technology market is served by various software companies that distribute and manage clinical and business-related information. The market for these companies' applications is divided into general user/customer categories, as follows:

1. Hospitals
2. Physicians
3. Insurance/Managed care companies
4. Ancillary services (i.e., pharmacies, imaging companies, laboratories, etc.)
5. Dental
6. Specialty Medical Services

Most software vendors provide only a portion of the software needs of a client. For example, one company may provide billing software while another may provide medical record software. Therefore, it is common for physicians to use multiple software applications concurrently.

While *Medtopia's* suite of features enables the product to compete in some form in all six areas of the healthcare industry, the product is currently focused primarily on the physician market. In this segment of the market, there are three distinct categories of customers, namely:

1. Physician practices with less than eight physicians (more than half of all physicians – over 300,000).

   Physicians in this category are *Medtopia*'s primary target customers. Many of these practices have PC-based legacy systems that are old or inexpensive (under

$5K.) The systems of these practices typically run on a local area network and are primarily limited to billing and collections. Some of the providers in this category are Medi-Soft, Lytec, and other homegrown products that are functional but no longer supported.

2. Physician practices with between eight and twenty physicians.

   Group practices of this size tend to run practice management systems that are capable of running on a wide area network, have robust utilities, appointment scheduling, flexible reporting, managed care, and accounts payable modules. The costs of these systems can range between $30K to $60K for the initial purchase, and $3K to $8K per physician for installation. Updates to these applications and yearly maintenance agreements can exceed $10K. A few vendors in this category are companies like Medical Manager, Millbrook, and Practice Works. *Medtopia* currently competes for these customers at the lower end of the market.

3. Physician practices with more than twenty physicians.

   Group practices of this size usually run complex modules for practice management systems that provide enterprise-wide solutions. These applications are typically deployed on large computers like RISC 6000's and operate on expensive and dedicated database servers. Organizations deploying these applications can spend hundreds of thousands of dollars for these systems and may require a dedicated IT staff to maintain the hardware, the application, and its interfaces. A few companies in this category include IDX, Misys (Medic), and Vitalworks.

The following is a list of software companies that occupy at least part of the market space in which *Medtopia* competes:

Medical Manager/WebMD	VitalWorks
Misys (Medic)	HealthPak
Millbrook	Athena Health
Amicore	MercuryMD
CareWide	MicroMD
PracticeWorks	MDEverywhere
MediSoft	MegaWest
Lytec	IDX

Of the many practice management software companies, no single company dominates the market. However, two companies should be recognized as dominant players in certain segments of this market.

Medical Manager/WebMD

Started in 1982 as a practice management software product for chiropractors, the Medical Manager product has evolved into one of the more fully featured products on the market today. Most of the Medical Manager installations are using a legacy, text based version of its product running on a Unix file server and serves the medium-to-large medical practice market. Because of its sheer size, product features and reputation, Medical Manager continues to present itself as a formidable competitor.

Medtopia offers the benefits of having as many features as Medical Manager but at a much lower price and with better serviceability. *Medtopia* can also be deployed much easier since it doesn't require a dedicated server, especially in multi-site environments where office personnel need instantaneous access to information from anywhere.

Medisoft

As a division of NDC, a medical services company that functions as a claims processing company, the MediSoft practice management system provides NDC with a ready source of medical insurance claims to be cleared and transmitted to insurance payers. The MediSoft product, although not as robust or fully featured as most of its competitors, offers a basic system at a low introductory price for the small physician practice. Because of its low price, the company has been very successful in creating a large base of installations.

Our competitive position in the healthcare industry can best be described as occupying a niche as the low cost provider given the delivery mechanism (the Internet) and the level of personal and customized service(s) offered. We are trying to serve the small to mid-size physician offices with services and applications usually available only to larger practices, but not generally affordable by the smaller practices. The use of the Internet as our delivery and customer service mechanism allows us to provide our services and products very cost effectively.

Medtopia enables its customers to enjoy the benefits of a fully featured practice management system even though the product competes at the same price level as MediSoft. Additionally, since *Medtopia* is deployed over the Internet and hosted and managed by our expert staff, we are able to create a more intimate relationship with our customers that better ensures product satisfaction and long-term loyalty.

Employees

We currently employ eight full-time paid employees, one full-time unpaid employee, Mr. Davis, our CEO, and 2 part-time employees, Mr. Canseco, Vice President of Policy and Planning, and Mr. Ellison, our General Counsel, who do not draw salaries. We plan to immediately hire additional employees depending upon the success and subscription of the offering. If we are successful in raising 25% of the offering, we plan to hire 8 new employees, bringing the total number of employees to 19. If we raise 50% of the offering, we plan to hire 16 additional employees, bringing the total to 27. At 75% and 100%, we plan to hire 24 and 35 new employees, bringing the total number of employees to 35 and 46, respectively. These employees will be focused in sales and marketing, research and development, and administration. Our relationship with our current employees fosters high productivity and commitment. None of our employees are covered by a collective bargaining agreement. From time to time, we utilize the services of independent contractors to perform various other services.

Material Litigation

We are not presently involved in any material litigation or other legal proceedings.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2000

We spent the fiscal year 2000 largely in a research and development mode. At the time, our staff consisted primarily of software programmers under the leadership of William Davis. Working in conjunction with several physicians who acted as consultants, Mr. Davis and our programming staff developed, modified and tested *Medtopia* during all of fiscal year 2000. In the third quarter of 2000 Emory University's healthcare unit became interested in our Company and our applications. At that time, we began negotiations with Emory, including extensive due diligence on its part, culminating with Emory's investment in our Company, and agreement to use two of our applications, *Medtopia* and *MyMedtopia*. To fund operations and continued development of our products, we secured $240,000 from friends, family and through personal investments from the founders and officers of the Company. The total net loss from operations in fiscal year 2000 was $(382,415).

2001

Fiscal year 2001 began with the announcement of the Emory relationship. At that time we attempted to raise capital in order to implement our distribution strategy. We retained the services of a public relations specialist and set about to obtain a more public image. We also participated in two venture capital forums held in the New Orleans area, the Loa Group forum and Tulane University Freeman School of Business forum. We reached the final 5 presenters (out of over 60) in the Loa Group's forum and won the Tulane forum. Despite enjoying success in the venture capital forums and attracting positive news articles in local press in New Orleans, Baton Rouge, and Atlanta, we were largely unsuccessful in raising significant capital.

However, we were successful in raising $304,960 in the selling of our stock to friends and outside investors in order to help fund sales, operations, and continued research and development.

In 2001, we first began focusing on generating revenue from our flagship product *Medtopia* by implementing a formal sales strategy. Total revenues from 2001 were $156,976. These revenues consisted of $66,666 from the license of the *MyMedtopia* application by Emory Healthcare, and $90,310 from the subscription and related fees from the *Medtopia* application. We increased our customer base from 21 to 39 providers during this period and increased our monthly recurring revenue from *Medtopia* subscription fees from $5,100 to $10,660.

In addition to funding sales and operations in 2001, we continued to spend significant resources in research and development. The net loss from operations in 2001 was $(589,222). We capitalized $170,909 in research and development costs for the period.

It should also be noted that two of the company's employees (William D. Davis, the CTO, and Jose S. Canseco, the CEO) did not draw salaries during this period in order to conserve the company's resources.

For complete information, see Financial Statements as of December 31, 2001 starting on page F-1.

2002

As the result of our inability to attract significant capital in 2001, we began 2002 with four initiatives: (1) conserve our limited capital resources; (2) curtail further significant capital seeking efforts until we achieved more traction; (3) devote the majority of our resources to implementing a distribution strategy; and (4) attempt to become financially self-sufficient on self-generated revenues.

In order to achieve these goals, we significantly reduced our research and development efforts into new product development and began focusing internally on improving the functionality and robustness of our existing products. The total amount capitalized for research and development in 2002 was $50,866, a 70% reduction from the previous year.

We also reduced other administrative overhead in the company during this period, which when combined with the reduction in research and development, resulted in a 54% decrease in total cost of revenue and operating expenses in 2002 to $226,945, down from $490,955 in 2001.

Despite the reduction in overhead, our continued focus on sales and distribution resulted in an increase of 21 new customers with attrition of only 3, thereby bringing our total customer base to 57 physician/providers. In addition to our *Medtopia* product, we also began selling our *MedtopiaMobile* handheld application in 2002 along with billing and accounts receivable services. The combined total revenue of all products and services for 2002 was $209,226, a net increase of $52,250 (or 33%) over the prior year. Of the total revenue for 2002, $33,333 (16%) consisted of the final 6 months of the 18-month amortization of the Emory Healthcare license of *MyMedtopia* which began in January of 2001. Additionally $3,400 (1.6%) was attributable to the *MedtopiaMobile* application, $9,676 (4.6%) to billing and accounts receivable services, with the rest, $162,817 (78%), coming from the *Medtopia* application and its related fees and services. The figure that management most relies upon to gauge the company's performance is the total monthly recurring revenue from subscription fees and services (assuming negligible attrition), which increased to $17,000 per month at the end of 2002 from $10,660, an increase of 59% per month from the end of 2001.

While our total revenue increased 33% in 2002 over the previous year, we were still operating at a loss and therefore continued to seek capital in limited scope and raised $250,000 in 2002 from outside investors. These funds, in addition to loans from officers, were used to help fund the operations of the company, which was operating at an average monthly loss of $26,000 by the end of the year. Two new employees were hired in the 3rd quarter to assist with the support of the growing base of customers, which contributed to the monthly loss in the second half of the year. The net loss for 2002 was $260,881, which was down from $589,222 in 2001 – a decrease of 56% from the prior year.

For complete information, see Financial Statements as of December 31, 2002 starting on page F-7.

2003

For the first 6 months of 2003, we continued to implement the strategy we outlined in 2002 by focusing on the sales and distribution of the company's products and services and attempting to move the company towards a profitable bottom line. In addition to meeting our internal sales goals of 2 new customers of *Medtopia* each month, we began to actively pursue an expansion of our billing and accounts receivable customer base. We expanded from 1 to 5 customers for this service in the first 6 months of the year. By June of 2003, revenues from these services alone were generating $5,300 (23%) of our average monthly recurring revenues of $23,300. Total revenues from all products and services were averaging approximately $25,000 per month by June 2003.

Recurring expenses for the first 6 months of 2003 remained relatively fixed at approximately $35,000 per month, which includes our average recurring expenses, such as rent, telephone expenses, Internet T1 lines, depreciation, interest, payroll, and other operational expenses. We also incurred extra legal and accounting expenses during this period in preparation of the public offering.

We raised an additional $35,000 in capital from outside investors in the first 6 months of 2003 to help finance the recurring monthly losses and the extra expenses associated with the public offering. The net loss for this period was $185,239.

For complete information, see Financial Statements as of June 30, 2003 starting on page F-19.

Comparison of June 2002 to June 2003 Financial Results

During the first six months of 2002, we were in a stage of cutting back our expenditures to an ultimate bare minimum. This was performed in order to implement the new operational strategy of the company, which was to conserve its resources while still being able to pursue and attract new customers. The net effect of this effort was a significant reduction in the net loss for the six-month period, resulting in a loss of only $35,751.

Total revenues for the first six months of the year of 2002 in comparison to 2003 jumped from $120,922 to $131,599 respectively -- an increase of 9%. However there was a *decrease* in service revenue, as shown on the period comparisons, from $35,808 in the first six months of 2002 to ($1,100) in 2003. This decrease in service revenue is largely due to the last six months of amortization of the 18-month Emory Healthcare *MyMedtopia* license that began in January of 2001 and was recognized through June of 2002. When excluding the amortization of the *MyMedtopia* revenue, total sales revenue from the *Medtopia* application and the billing and accounts receivable services increased from $85,114 in the first six months of 2002 to $132,699 in the first six months of 2003, an increase of $47,585 or 56%.

While the total net loss for the first six months of 2002 was only $35,751, the monthly net loss for the Company began to increase throughout the second half of 2002 and into the first six months of 2003 as we began to hire more resources for the support of the product. The effect of these increases in expenses contributed to the net loss of $185,239 for the first six months of 2003. The net loss for the first six months of 2003 was also negatively affected since we were no longer recognizing the $5,555 per month in revenue from the Emory Healthcare *MyMedtopia* license that was alternatively recognized in the first six months of 2002.

Additionally, the Company issued 169,992 shares of stock valued at $.50 per share (42,498 shares valued at $2.00 per share after giving effect to the reverse stock split) in return for services rendered to the company. This transaction resulted in an $84,996 expense to the company for the January 1 to June 30, 2003 period, which was a significant factor in the total net loss for the period. Of the 169,992 shares of stock (42,498 shares after giving effect to the reverse stock split) that were issued for services, 20,000 (5,000 after giving effect to the reverse stock split) were issued to two beta-test users of one of our products, and 149,992 (37,498 after giving effect to the reverse stock split) were issued to Joseph Palazzo, our executive vice president of sales and marketing, who did not draw a salary for the first six months of 2002. As a result of this transaction, the direct salaries increased dramatically from $49,535 for the first six months of 2002 compared to $179,808 for the first six months of 2003.

The two figures that the company uses to analyze its performance are the total number of customers and the total recurring monthly revenue. As of June 30, 2002, the company had 54 customers of its products and services generating approximately $15,000 per month in recurring revenue. As of June 30, 2003, the company represented 71 customers generating approximately $23,300 per month in recurring revenue, an increase of 31% in customer base and 55% in recurring monthly revenue.

For complete information, see Financial Statements as of June 30, 2003 starting on page F-19.

DESCRIPTION OF PROPERTY

We lease our principal operating location in the central business district of Baton Rouge, Louisiana where we maintain our corporate offices and data center. The space was built out per our specifications. The office consists of 3,200 square feet and includes a data center with dedicated air conditioning and redundant electrical systems to accommodate the needs of our servers and computer systems. The lease has a five-year term and provides for accelerating monthly rentals. Annual rent was $39,554 in 2002. Rent in 2003 will be $49,400 and in 2004 rent will be $52,855. The building that houses our offices also contains the main technology offices of a major telephone provider from which we secure our primary Internet connection.

We own and maintain all of our servers and technology tools necessary to deliver our products to our customers. These include: multiple single and dual-processor servers, software development products and compilers, routers, firewalls, data switches, telephone system, modems, fax machines, laptops, workstations, and printers. We also own our office furniture and most other systems required for operations.

MANAGEMENT

Directors, Executive Officers and Significant Employees

We are managed by our Board of Directors. Currently, the Board has six members, including two outside directors. The members of the Board serve three year staggered terms. Our executive officers serve at the discretion of the Board of Directors. The following table sets forth information regarding the names and ages of and positions held by each of our executive officers and the members of the Board of Directors.

Name	Age	Date Joined Board	Position
Jose S. Canseco	44	2/25/2000	Vice President of Policy and Planning, Chairman, Board of Directors
William D. Davis	34	2/25/2000	President & CEO, Director
William C. Ellison	43	2/25/2000	Secretary, General Counsel, Director
Kenneth E. Thorpe, Ph.D.	46	Not a Board Member	Chairman, Technical Advisory Board
Thomas L. Frazer	58	6/4/2002	Director
William J. Burnell	52	6/4/2002	Director
Terry Jones	40	6/4/2002	Vice President of Finance, Director
Joseph Palazzo	60	Not a Board Member	Executive Vice President, Sales & Marketing

The following biographies describe the business experience of our executive officers and managers.

Jose S. Canseco, Vice President of Policy and Planning and Chairman of the Board of Directors

Mr. Canseco, age 44, one of the founders of the Company, is a 1981 graduate of Louisiana State University with a degree in accounting and a 1984 graduate of the Paul M. Hebert Law School at Louisiana State University. Mr. Canseco has over 18 years of experience in business and commercial practice, commercial litigation, governmental relations and in intellectual property law. Mr. Canseco is active in his community, taking a leadership role in several civic and business boards. He is currently Chairman of the Board of the Louisiana Artist Guild, Inc.; Vice-President of the Arts Council of New Orleans; Member of the Board of Directors of the Louisiana State Arts Council; Member of the Governor's Latin American Business Initiative; Member of the Board of Directors and Secretary of the Canal Street Development Corporation and Member of the New Orleans Hispanic Heritage Foundation. Mr. Canseco has served as an officer on the Orleans Private Industry Council; the Greater New Orleans Chapter of the Volunteers of America; the World Trade Center

International Committee; the Hispanic Political Action Committee; the New Century New Orleans City Master Plan Committee; and The Mayor of New Orleans' International Council. Mr. Canseco is responsible for directing the Company's business and strategic directions. From December 1997 to July 2001, Mr. Canseco was a General Partner with the Law Firm of Barton, Richardson, Canseco and Whitney, L.L.P. From January 2002 to Present, Mr. Canseco has been the General Counsel of United States Environmental Services, L.L.C., responsible for all corporate legal affairs of that entity.

From February 2000 to the present Mr. Canseco has served as a director. In addition, from August 2001 to March 2003, he was CEO of MD Technologies Inc. Mr. Canseco relinquished that post in March 2003 and now serves as Vice President of Policy and Planning of MD Technologies Inc. His duties have included assisting Mr. Davis and the Company with strategic planning and direction.

William D. Davis, President and Chief Executive Officer, Director

Mr. Davis, age 34, one of the founders of the Company, is a graduate of Louisiana State University in Electrical Engineering. As a pioneer in designing Internet enabled applications, he has been the driving force in bringing to market the first fully functional Internet-based healthcare application in the mid 1990's. He has over fifteen years professional experience in various industry markets such as healthcare, education, and law. Mr. Davis oversees the company's operations, develops strategies for execution of the company's business plan, and assists with advanced research and development of the company's next generation products. He is active in several industry organizations such as the IEEE (Institute of Electrical and Electronics Engineers), HIMSS (Healthcare Information and Management Systems Society), and the ISA (Instrumentation, Systems, and Automation Society). Mr. Davis was President of Listech, Inc., a software development company in Baton Rouge, La. from January 1993 to July 2003. He has been President of Davis Research Group, Inc., a Louisiana based company with 3 employees that provides outsourced software development to the healthcare industry from January 2002 to Present. From February 2000 to March 2003, Mr. Davis served as a director and was the Chief Technology Officer of MD Technologies Inc. and was responsible for overseeing the development and deployment of the Company's products and services. From March 2003 to Present, Mr. Davis has served as director and President and CEO of MD Technologies Inc.

Joseph Palazzo, Executive Vice President of Sales & Marketing

Mr. Palazzo, age 60, is the most recent addition to the team, having joined the Company in July of 2001. Mr. Palazzo has a unique blend of experiences that complement the team. Mr. Palazzo has a degree in physics and math from Loyola University in New Orleans. Mr. Palazzo began his professional career as a programmer for UNISYS Corporation and then moved into sales. Mr. Palazzo has over 17 years of experience in the sales and support of physician practice management products. Mr. Palazzo started and owned one of the largest distributorships of Medical Manager, one of the leading products in the medical management software industry. Mr. Palazzo sold his distributorship to the parent company of Medical Manager and came out of semi-retirement to join the team. Prior to starting his Medical Manager distributorship, from October 1990 to June 1998, Mr. Palazzo was the CEO and

President of Qualified Medical Technology Inc., a computer hardware and networking company in Baton Rouge, La., where he sold hardware and software to the medical community. Mr. Palazzo's unique blend of talents in software design and writing, hardware and network installation and support and service, and healthcare practice management sales and support, makes him well suited to help the Company evolve from a research and development mode to a sales and customer support mode. From August 2000 to Present, Mr. Palazzo has been Executive Vice President of Sales and Marketing for MD Technologies Inc.

Kenneth E. Thorpe, Ph.D., Chairman, Technical Advisory Board

Dr. Thorpe, age 46, is currently the Robert W. Woodruff Professor and Chair of the Department of Health Policy & Management, in the Rollins School of Public Health of Emory University, Atlanta, Georgia. He was a Vanselow Professor of Health Policy and Director, Institute for Health Services Research. Dr. Thorpe received his Ph.D. from the Rand Graduate School, his M.A. from Duke University and his B.A. from the University of Michigan. He was previously Professor of Health Policy and administration at the University of North Carolina at Chapel Hill, Associate Professor and Director of the Program on Health Care Financing and Insurance at the Harvard University School of Public Health and Assistant Professor of Public Policy and Public Health at Columbia University. Dr. Thorpe has also held visiting faculty positions at Pepperdine University and Duke University.

Dr. Thorpe was Deputy Assistant Secretary for Health Policy in the U.S. Department of Health and Human Services. In this capacity, he coordinated all financial estimates and program impacts of President Clinton's health care reform proposals for the White House. He also directed the administration's estimation efforts in dealing with congressional health care reform proposals during the 103rd and 104th Congress. As an academic, he has testified before several committees in the U.S. Senate and House on health care reform and insurance issues. In 1991, Dr. Thorpe was awarded the Young Investigator Award presented to the most promising health services researcher in the country under age 40 by the Association for Health Services Research. He also received the Hettleman Award for scholarly research at the University of North Carolina and was awarded an "Up and Comers" award by *Modern Healthcare.* Dr. Thorpe has authored or co-authored over 60 articles, book chapters and books and is a frequent speaker on issues of health care financing, insurance, and health care reform at health care conferences and in the media. He also serves as a reviewer on several health care journals.

Dr. Thorpe is responsible for assisting in the development of the company's vision. Dr. Thorpe seeks business opportunities and strategic alliances with other organizations and is responsible for planning, developing and establishing policies of the Company. Dr. Thorpe was appointed as the Chairman of the Policy and Planning Board in February, 2000. He resigned that position and became Chairman of the Technical Advisory Board in June, 2002.

William C. Ellison, Secretary and General Counsel, Director

Mr. Ellison, age 43, was a 1986 graduate of the University of Mississippi School of Law, where he served as a member of the Moot Court Board from 1984-1986. Mr. Ellison has sixteen (16) years of legal experience in the areas of products liability, intellectual property, commercial litigation, insurance law and general tort litigation. He is also a contributing editor to the Products Liability Desk Reference, A Fifty State Compendium and the Tort Litigation Desk Reference, A Fifty State Compendium. From January 1997 to Present, Mr. Ellison has been a General Partner with the Law Firm of Bordelon, Hamlin and Theriot, in New Orleans, La., specializing in products liability and general practice of law. From February 2000 to Present, Mr. Ellison has served as a director and Secretary and General Counsel of MD Technologies Inc.

Thomas L. Frazer, Director

Mr. Frazer, age 58, is a partner in a CPA practice specializing in tax and financial services since 1980. He is a Certified Financial Planner and a member of AICPA and Louisiana Society of CPA's. Mr. Frazer currently serves as a Director of TilTech Aquaculture, LLC, an aquaculture firm, and is a former Director of numerous other companies, including Fifth Generations Systems, Inc., a software firm with $50,000,000+ in sales annually, where he was Chairman and the largest individual shareholder. He also served as a Vice President and Director of Helix BioMedix, Inc., a public biopharmaceutical company focusing on the discovery, synthesis and commercialization of novel, bioactive lytic peptides proprietarily termed Cytoporins, from October 1994 until September 1999, and served as Vice President – Treasurer, Chief Financial Officer and Director from October 1999 until 2001. Mr. Frazer is active in numerous civic organizations. He is presently President of the City Club Foundation, a Member of the Board and Audit Committee, Pennington Biomedical Research Foundation, a Member of the Board and Finance Committee, St. James Place, and a Member of the Investment Committee, Baton Rouge Area Foundation. Mr. Frazer is also active in other business endeavors such as real estate and the organization of several local companies. He has served as a director since June 2002.

William J. Burnell, Director

Mr. Burnell, age 52, has worked primarily in financial services, small business lending, and the banking industry, technology and economic development. He is currently President and Executive Director of Business Resource Capital Specialty Business and Industrial Development Corp. (BRC). Mr. Burnell is also the Executive Director of the New Orleans Regional Loan Corp., a non-profit corporation formed in 1978 to assist local governments in promoting business expansion and development in southeastern Louisiana. Mr. Burnell is responsible for the management as well as the budget and financial decisions and direction for both companies. He also deals with local, state and federal business economic programs in providing financing programs and technical assistance to small and emerging businesses in southeastern Louisiana. Mr. Burnell was previously employed with Oracle Corporation as a practice manager in the financial services sector and with First Commerce Corporation as a Senior Vice-President and Team Leader for the Credit Review and Audit Division. Mr. Burnell has served as a director since June 2002.

Terry Jones, Vice President of Finance, Director

Mr. Jones, age 40, graduated from Louisiana State University with a B.S. in Finance. From November 2000 to Present, he has been President of SBL Capital Corporation, a

Louisiana Certified Capital Company ("CAPCO"). SBL has investments in various industries, including wireless technology and software technology. From January 1998 to Present, Mr. Jones has been President of Dean Capital, L.L.C., which provides financial consulting services to businesses. Prior to Dean Capital, Mr. Jones was a Regional Vice President with the Business Loan Center ("BLC"), a New York based publicly traded non-bank lender. He joined BLC after leaving Source Capital and served as a Vice President and Director of Underwriting where he managed venture capital deals and conducted corporate finance work including debt/equity placements. Mr. Jones has been recognized for his professional and civic achievements and was also a Board member for the Iberville Chamber of Commerce and was a founder of the Iberville Business Incubator. He is also a Board Member and investor for several companies other than MD Technologies Inc. Mr. Jones has been a director since June 2002 and Vice President of Finance from September 2003 to Present.

Remuneration of Directors and Officers

The Company has entered into 5-year employment agreements with William D. Davis and Jose S. Canseco. The annual salary set forth in these contracts, $102,000 and $97,000, respectively, is contingent upon selling $1.5 million of the Shares. We also entered into an employment agreement with Terry Jones on September 24, 2003 to hire Mr. Jones as Vice President of Finance. Mr. Jones' contract is not subject to a term and his annual salary is $95,000. The following table sets forth certain information regarding compensation for fiscal year 2002.

Summary Compensation Table

Officer	Position	Cash	Options[5]
Jose S. Canseco [1]	Chairman, Board of Directors, Vice President of Policy and Planning	$7,500	14,374
William D. Davis [2]	CEO, President, Director	$12,000	14,374
William C. Ellison	Secretary, General Counsel, Director	0	14,374
Thomas L. Frazer	Director	0	4,161
William J. Burnell	Director	0	4,161
Terry Jones[3]	Vice President of Finance, Director		4,161
Joseph Palazzo[4]	Executive VP, Sales and Marketing	$60,000	
Kenneth E. Thorpe, Ph.D.	Chairman, Technical Advisory Board	0	

(1) Mr. Canseco did not draw a salary in 2003. Following the offering his annual salary will be $97,000.
(2) Mr. Davis did not draw a salary in 2003. Following the offering his annual salary will be $102,000.

(3) Mr. Jones is the owner of Dean Capital, L.L.C. and SBL Capital Corp. These entities have received 17,500 and 7,500 options respectively for services rendered to the Company. Following the offering his annual salary will be $95,000.
(4) Mr. Palazzo drew $22,830 of his salary in 2003 and the remainder of his salary was accrued.
(5) The Board of Directors granted the options listed for past services rendered including services in 2002 and 2003. The strike price of each option is $2.40 and the options expire on April 23, 2008.

Nonqualified Stock Option Plan

On August 6, 2003, the Board of Directors adopted the MD Technologies Inc. Nonqualified Stock Option Plan. The plan is intended to provide incentives to keep key employees, directors and consultants, and others expected to provide significant services to us. The goals of the plan are:

- To encourage proprietary interest in MD Technologies;
- To encourage key employees to remain in our employ;
- To attract new employees with outstanding qualifications; and
- To provide additional incentive to consultants, vendors, and others to increase their efforts in providing significant services to MD Technologies.

The plan is administered by the Board of Directors or can be administered by a committee appointed by the Board, which committee shall consist of not less than two directors. The Board of Directors, or the committee if there is one, at its discretion, can select the eligible employees and consultants to be granted awards and determine the number of shares to be applicable to such award. The shares subject to awards granted under the plan are shares of common stock that are authorized but unissued. The aggregate number of shares which may be issued as awards or upon exercise of awards under the plan is 1,000,000 shares (250,000 shares after giving effect to the reverse stock split). No options have been issued under the plan to date. The shares that may be issued pursuant to the exercise of an option awarded by the plan will not be registered under the Securities Act of 1933.

Indemnity

The Certificate of Incorporation of the Company provides for indemnification of the Company's Directors and Officers to the fullest extent permitted by applicable law, which may include liabilities under the 1933 Act. The General Corporation Law of Delaware empowers a corporation to indemnify its officers and directors for judgments, settlements, penalties, fines, or expenses incurred by such officer or director because he or she was acting in that capacity.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL HOLDERS

The following table sets forth, as of the date hereof, certain information with respect to the beneficial ownership of shares of common stock of MD Technologies by each person known to beneficially own five percent or more of the outstanding equity and each of the officers and directors.

Name	Number of Shares	Percent of Total Equity Before Offering	Percent of Total Equity After Sale of $2 Million of Shares
William D. Davis(1)	888,716	31.6%	24.4%
Ricardo Marcos, Jr. (2)	492,499	17.5%	13.5%
Jose S. Canseco(3)	492,499	17.5%	13.5%
William C. Ellison(4)	139,374	5.0%	3.8%
Thomas L. Frazer (5)	54,161	1.9%	1.5%
Frank Fazio, M.D.	25,000	0.9%	0.7%
Kenneth Thorpe, Ph.D.	131,250	4.7%	3.6%
William J. Burnell(6)	79,161	2.8%	2.2%
Terry Jones(7)	29,161	1.0%	0.8%
Joseph Palazzo	37,498	1.3%	1.0%
All officers and directors as a group(1) (2) (3) (4) (5) (6) (7)	1,720,570	61.1%	47.2%

(1) This amount includes 251,644 shares owned by Mr. Davis's wife, Dawn Haase and 14,374 shares that may be acquired through the exercise of options to purchase our shares at an exercise price of $2.40.

(2) Includes 14,374 shares that may be acquired through the exercise of options to purchase our shares at an exercise price of $2.40.

(3) Includes 14,374 shares that may be acquired through the exercise of options to purchase our shares at an exercise price of $2.40.

(4) Includes 14,374 shares that may be acquired through the exercise of options to purchase our shares at an exercise price of $2.40, and 50,000 shares that may be acquired through the exercise of options to purchase our shares at an exercise price of $2.00.

(5) Includes 50,000 shares held in the name of Frazer Technology, LLC, which is wholly owned by Tommy Frazer, and 4,161 shares that may be acquired through the exercise of options to purchase our shares at an exercise price of $2.40.

(6) Includes 75,000 shares held in the name of BRC Specialty BIDCO, Inc., which is controlled by Mr. Burnell, and 4,161 shares that may be acquired through the exercise of options to purchase our shares at an exercise price of $2.40.

(7) Includes 4,161 shares that may be acquired through the exercise of options to purchase our shares at a strike price of $2.40 held by Mr. Jones and 7,500 shares that may be acquired through the exercise of options to purchase our shares at a strike price of $2.00 held by SBL Capital, Inc., which is wholly owned by Mr. Jones and 17,500 shares that may be acquired through the exercise of options to purchase our shares at a strike price of $2.00 held by Dean Capital, Inc., which is wholly owned by Mr. Jones

Options, Warrants and Rights

The following table sets forth, as of the date hereof, certain information with respect to the beneficial ownership of options for shares of common stock of MD Technologies by each person known to beneficially own five percent or more of the outstanding equity and each of the officers and directors.

Name of Holder	Title of Securities	No. of Options	Exercise Price	Expiration Date
Jose S. Canseco	Option to Purchase Common Stock	14,374	$2.40	4/23/2008
William D. Davis	Option to Purchase Common Stock	14,374	$2.40	4/23/2008
William C. Ellison	Option to Purchase Common Stock	14,374	$2.40	4/23/2008
		50,000	$2.00	Indefinite
Thomas L. Frazer	Option to Purchase Common Stock	4,161	$2.40	4/23/2008
	Warrant to Purchase Common Stock	6,250	$2.40	8/8/2008
William J. Burnell	Option to Purchase Common Stock	4,161	$2.40	4/23/2008
Terry Jones	Option to Purchase Common Stock	4,161	$2.40	4/23/2008
Dean Capital, L.L.C.(1)	Option to Purchase Common Stock	17,500	$2.00	12/12/2005
SBL Capital Group, Inc.(1)	Warrant to Purchase Common Stock	7,500	$2.00	Indefinite

(1) Wholly owned by Terry Jones

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

From time to time, the founders of MD Technologies have advanced funds to us in return for promissory notes. Total loans from management represent $227,046.42. Mr. William Ellison, a director and General Counsel, loaned us $100,000 on December 12, 2001. The loan is secured by a security interest on MD Technologies' personal property, including inventory, equipment, accounts, licenses, software and intellectual property. William D. Davis, a director and CEO, loaned us $35,101.42 on July 9, 2002. The note is unsecured. Jose S. Canseco, Chairman of the Board of Directors, loaned us $36,945 on June 24, 2002. This note is unsecured. SBL Capital Corp., which is wholly owned by Terry Jones, loaned $30,000 to the Company on November 15, 2001. This loan is secured by a security interest on MD Technologies' personal property, including equipment, accounts, chattel paper, contract rights, inventory, licenses, software and intellectual property, and is personally guaranteed by Jose S. Canseco. Thomas L. Frazer, a director, loaned us $25,000 on August 8, 2003, and was issued a warrant to purchase 25,000 shares of common stock of the Company for the exercise price of $15,000 ($0.60 per share) (6,250 shares at $2.40 per share after giving effect to the reverse stock split), as additional consideration for such loan. This note is unsecured. These notes will be paid off with the proceeds of this Offering. The following table sets forth the interest rate, maturity date and outstanding balance of each of these loans.

Payee	Loan Amount	Date	Interest Rate	Maturity Date	Outstanding Balance as of 8/31/03
SBL Capital Corp.(1)	$30,000.00	11/15/01	18%	12/1/06	$17,907.81
William C. Ellison	$100,000.00	12/12/01	12%	12/12/02	$100,000.00
Jose S. Canseco	$36,945.00	6/24/02	8%	On Demand	$40,389.00
William D. Davis	$35,101.42	7/9/02	8%	On Demand	$38,143.42
Thomas L. Frazer	$25,000.00	8/8/03	*	3/8/04	$25,000.00

(1) Wholly owned by Terry Jones.

* The lesser of the Wall Street Journal Prime Rate or the maximum rate allowed under applicable law.

Dean Capital, L.L.C. and SBL Capital Corporation, which are wholly owned and controlled by Terry Jones, provide financial consulting services to the Company.

DESCRIPTION OF CAPITAL STOCK

MD Technologies Inc. is a Delaware corporation formed in February of 2000. We have authorized 30 million shares of common stock, par value $0.0004 (the "Common Stock"). Of the authorized Common Stock, 10,737,912 shares have been issued as of June 30, 2003. After the reverse stock split, we have 2,684,478 shares issued and outstanding. We have also authorized 20,000 shares of preferred stock. This preferred stock has not been issued and we do not have any plans to issue preferred stock in the immediate future.

Common Stock

On September 24, 2003, we authorized and implemented a 1 to 4 reverse stock split, effective September 26, 2003. The effect of the reverse stock split was to raise the price of the stock from $0.60 per share to $2.40 per share and to increase the par value of the stock from $0.0001 per share to $0.0004 per share.

The shares of common stock do not have any special voting rights, preemptive rights or preferences to dividends or upon liquidation. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders. With respect to the election of Directors, the holders of Common Stock are entitled to elect the company directors. The holders of Common Stock are entitled to share ratably in any assets remaining after the satisfaction of all prior claims. Neither our Certificate of Incorporation nor the Shareholders' Agreement gives the holders of Common Stock any subscription or conversion rights, and there are no redemption rights with respect to the Common Stock. The Shares offered will not be restricted and can be freely traded.

Our Certificate of Incorporation requires an affirmative vote of a majority of the outstanding Shares of Common Stock, if any, to do the following:

(1) Create a class or series of stock having rights, preferences, or privileges prior to, or on parity with, the Common Stock;

(2) Make any amendment to the Certificate of Incorporation of the Company that would adversely affect the rights of the holders of Common Stock.

Shareholders are entitled to participate in annual meetings, which generally are held on the fourth Thursday in the month of March each year and vote for the members of the Board of Directors.

Preferred Stock

Our Certificate of Incorporation authorizes the issuance of 20,000 shares of preferred stock of no par value. We have no present plans for the issuance of such preferred stock. The issuance of such preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

- restricting dividends on the common stock;
- diluting the voting power of the common stock;
- impairing the liquidation rights of the common stock; and
- delaying or preventing a change in control of the Company without further action by the stockholders.

Dividends

We do not intend to pay dividends for the immediate future.

Transfer Agent

Our transfer agent is Corporate Stock Transfer, Inc., a Colorado corporation, Denver, Colorado.

LEGAL MATTERS

The validity of the Shares and certain other legal matters in connection with this Offering are being passed upon for MD Technologies by Liskow & Lewis, a Professional Law Corporation, New Orleans, Louisiana.

EXPERTS

The financial statements as of December 31, 2001 and December 31, 2002 included elsewhere and incorporated by reference in this offering circular have been audited by Comiskey & Company. The unaudited balance sheet and financial statements as of June 30, 2002 and June 30, 2003 have been compiled by our management.

FINANCIAL STATEMENTS

MD Technologies Inc. Financial Statements December 31, 2001

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders of
MD Technologies, Inc.

We have audited the accompanying balance sheet of MD Technologies, Inc. as of December 31, 2001, and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MD Technologies, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Denver, Colorado
May 27, 2003

COMISKEY & COMPANY

PROFESSIONAL CORPORATION

MD Technologies, Inc.
BALANCE SHEET
December 31, 2001

ASSETS		
Current Assets		
Cash and cash equivalents	$	7,229
Accounts receivable	$	6,227
Prepaid expenses	$	3,856
Total current assets	$	17,312
Property and Equipment		
Computer equipment and software	$	321,461
Furniture and fixtures	$	808
	$	322,269
Less: accumulated depreciation	$	77,063
	$	245,206
Other Assets		
Total assets	$	262,518
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$	35,991
Accrued expenses and interest	$	64,806
Notes payable	$	13,612
Deferred revenue	$	49,014
Due to related party	$	50,646
Total current liabilities	$	214,069
Other Liabilities		
Long-term debt, net of current portion, net of debt discount of $11,617	$	123,827
Stockholders' Equity		
Preferred stock, no par value, 20,000 shares authorized, no shares issued and outstanding		$ -
Common stock, $0.0004 par value, 30,000,000 shares authorized, 2,499,480 shares issued and outstanding	$	1,000
Stock subscription receivable	$	(863)
Additional paid-in capital	$	896,123
Accumulated deficit	$	(971,638)
	$	(75,378)
Total liabilities and stockholders' equity $ 262,518		

The accompanying notes are an integral part of the financial statements.

MD Technologies, Inc.
STATEMENT OF OPERATIONS
For the year ended December 31, 2001 (audited) and 2000 (unaudited)

	2001	2000 (Unaudited)
REVENUES		
Sales (Net returns & allowances of $5,870)	$ 88,149	-
Service revenue	$ 67,493	-
Other revenue	1,334	-
Total revenues	156,976	-
COST OF REVENUES		
Salaries - direct	177,447	-
Contract labor	17,403	-
Internet cost	28,552	-
Depreciation	20,991	-
Costs of other revenue	1,969	-
Total cost of revenues	246,362	-
Gross profit	(89,386)	-
OPERATING EXPENSES		
Depreciation	30,272	25,800
Selling, general and administrative expenses	460,683	356,615
Research and development	-	-
	490,955	382,415
Loss from operations	(580,341)	(382,415)
OTHER INCOME (EXPENSE)		
Interest income	-	
Interest expense	(8,881)	-
Loss before income taxes	(589,222)	(382,415)
Income tax expense	-	-
NET LOSS	(589,222)	(382,415)
Income (loss) per share: (Basic)	(.24)	-
Weighted average number of shares outstanding - basic	2,419,127	-

The accompanying notes are an integral part of the financial statements.

MD Technologies, Inc.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2001 (audited) and 2000 (unaudited)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ -	$ -
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Amortization of debt discount	683	-
Depreciation and amortization	51,263	25,800
Expenses paid by shareholders' and other non-cash equity	5,000	340,134
Increase in current assets		
Increase in accounts receivable	(6,227)	-
Increase in prepaid expenses	(3,856)	-
Increase in current liabilities		
Increase in accounts payable	35,993	-
Increase in accrued expenses and interest	48,326	16,481
Increase in deferred revenue	49,014	-
Net cash flows from operating activities	(409,026)	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Plant & equipment purchases	(18,360)	-
Capitalization of software development costs	(170,909)	-
Net cash flows from investing activities	(189,269)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock for cash	404,960	-
Proceeds from long term debt, net of repayments	149,055	-
Loans from related party, net of repayments	51,509	-
Net cash flows from financing activities	605,524	-
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS	7,229	-
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 7,229	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Noncash Investing and Financing Activities		
Stock issued for fixed assets	$ -	$ 133,000
Cash Paid During the Year for: Interest	$ 5,342	$ -

The accompanying notes are an integral part of the financial statements.

MD Technologies, Inc.
STATEMENT OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2001 (audited) and 2000 (unaudited)

	Common Stock		Additional	Retained earnings	
	Number of shares	Amount	Paid-in capital	(Accumulated deficit)	Totals
Balances as of January 1, 2000	-	$	$	$	$
Contributed capital, costs and expenses incurred by shareholders	-	-	245,000	-	245,000
Issuance of stock for leasehold improvements, $2.00 per share	2,000	-	4,000	-	4,000
Stock issued for services $2.00 per share	112,500	45	224,955	-	225,000
Stock to be issued for receivable at December 31, 2000	2,156,250	863	-	-	863
Stock subscribed	-	(863)	-	-	(863)
Net loss	-	-	-	(382,415)	(382,415)
Balances as of December 31, 2000	2,270,750	45	473,955	(382,415)	91,585
Stock issued for services, $4.00 per share	1,250	1	5,000	-	5,001
Stock issued for cash, $0.04 to $2.00 per share	227,480	92	404,868	-	404,960
Stock warrants issued as debt incentive	-	-	12,300	-	12,300
Net loss	-	-	-	(589,222)	(589,222)
Balances as of December 31, 2001	2,499,480	$137	$896,123	$(971,637)	$(75,378)

The accompanying notes are an integral part of the financial statements.

NOTE: Footnotes to the Financial Statements as of December 31, 2001 are incorporated into the Financial Statements as of December 31, 2002 and follow those financial statements on page F-12.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders of
MD Technologies, Inc.

We have audited the accompanying balance sheets of MD Technologies, Inc. as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MD Technologies, Inc. as of December 31, 2002 and 2001, and the results of its operations and cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has sustained operating losses since its inception and has deficits in working capital and equity which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments related to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Denver, Colorado
June 4, 2003

COMISKEY & COMPANY

PROFESSIONAL CORPORATION

MD Technologies, Inc.
BALANCE SHEET
December 31, 2002

ASSETS		
Current Assets		
Cash and cash equivalents	$	36,327
Accounts receivable		8,453
Prepaid expenses		4,329
Total current assets		49,109
Property and Equipment		
Computer equipment and software		382,638
Furniture and fixtures		4,792
		387,430
Less: accumulated depreciation		143,387
		244,043
Total assets	$	293,152
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$	32,176
Accrued expenses and interest		62,303
Current portion of long-term debt		13,612
Deferred revenue		5,062
Due to related party		172,046
Total current liabilities		285,199
Other Liabilities		
Long-term debt, net of current portion, net of debt discount costs of $7,517		20,032
Stockholders' Equity		
Preferred stock, no par value, 20,000 shares authorized, no shares issued and outstanding		$ -
Common stock, $0.0004 par value, 30,000,000 shares authorized, 2,624,480 shares issued and outstanding		1,050
Stock subscription receivable		(863)
Additional paid-in capital		1,220,252
Accumulated deficit		(1,232,518)
		(12,079)
Total liabilities and stockholders' equity	$	293,152

The accompanying notes are an integral part of the financial statements

MD Technologies, Inc.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2002 and 2001

	2002	2001
REVENUES		
Sales (net returns and allowances of $8,713 and $5,870 in 2002 and 2001, respectively)	$ 167,613	$ 88,149
Service revenue	41,613	67,493
Other revenue	-	1,334
Total revenues	209,226	156,976
COST OF REVENUES		
Salaries - direct	152,433	177,447
Contract labor	-	17,403
Internet cost	13,263	28,552
Depreciation	39,305	20,991
Costs of other revenue	1,060	1,969
Total cost of revenues	206,061	246,362
Gross profit	3,165	(89,386)
OPERATING EXPENSES		
Depreciation	30,921	30,272
Selling, general and administrative expenses	196,024	460,683
Research and development	-	-
	226,945	490,955
Loss from operations	(223,780)	(580,341)
OTHER INCOME (EXPENSE)		
Interest income	-	-
Interest expense	(37,101)	(8,881)
Loss before income taxes	(260,881)	(589,222)
Income tax expense	-	-
NET LOSS	(260,881)	(589,222)
Income (loss) per share: (Basic)	(0.10)	(0.24)
Weighted average number of shares outstanding - basic	2,556,672	2,419,127

The accompanying notes are an integral part of the financial statements

MD Technologies, Inc.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (260,881)	$ (589,222)
Adjustments to reconcile net loss to net cash flows from operating activities		
Amortization of debt discount	4,100	683
Depreciation and amortization	66,324	51,263
Options issued for services	74,179	-
Expenses paid by shareholders' and other non-cash equity		5,000
Contract equipment expensed as research,	-	-
Increase in current assets		
Increase in accounts receivable	(2,226)	(6,227)
Increase in prepaid expenses	(473)	(3,856)
Increase (decrease) in current liabilities		
Increase (decrease) in accounts payable	(3,813)	35,993
Increase (decrease) in accrued expenses and interest	(2,504)	48,326
Increase (decrease) in deferred revenue	(43,952)	49,014
Net cash flows from operating activities	(169,246)	(409,026)
CASH FLOWS FROM INVESTING ACTIVITIES		
Plant and equipment purchases	(14,295)	(18,360)
Capitalization of software development costs	(50,866)	(170,909)
Net cash flows from investing activities	(65,161)	(189,269)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock for cash	250,000	404,960
Proceeds from long-term debt, net of repayments	(107,895)	149,055
Loans from related party, net of repayments	121,400	51,509
Net cash flows from financing activities	263,505	605,524
NET INCREASE IN CASH AND CASH EQUIVALENTS	29,098	7,229
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,229	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 36,327	$ 7,229
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Noncash investing and financing activities:		
Stock issued for fixed assets	$ -	$ 133,000
Cash paid during the year for:		
Interest	$ 28,052	$ 5,342

The accompanying notes are an integral part of the financial statements

MD Technologies, Inc.
STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock Number of shares	Amount	Additional paid-in capital	Retained earnings (Accumulated deficit)	Totals
Balances as of January 1, 2000	-	-	-	-	-
Contributed capital, costs and expenses incurred by shareholders	-	-	245,000	-	245,000
Issuance of stock for leasehold improvements, $2.00 per share	2,000	-	4,000	-	4,000
Stock issued for services $2.00 per share	112,500	45	224,955	-	225,000
Stock to be issued for receivable at December 31, 2000	2,156,250	863	-	-	863
Stock subscribed	-	(863)	-	-	(863)
Net loss	-	-	-	(382,415)	(382,415)
Balances as of December 31, 2000	2,270,750	45	473,955	(382,415)	(382,415)
Stock issued for services, $4.00 per share	1,250	1	5,000	-	5,001
Stock issued for cash, $0.04 to $2.00 per share	227,480	92	404,868	-	404,960
Stock warrants issued as debt incentive	-	-	12,300	-	12,300
Net loss	-	-	-	(589,223)	(589,223)
Balances as of December 31, 2001	2,499,480	137	896,123	(971,638)	(75,378)
Stock issued for cash, $2.00 per share	125,000	50	249,950	-	250,000
Options issued for compensation	-	-	74,179	-	74,179
Net loss	-	-	-	(260,880)	(260,880)
Balances as of December 31, 2002	2,624,480	$187	$ 1,220,252	$ (1,232,518)	$(12,079)

The accompanying notes are an integral part of the financial statements

1. Summary of Significant Accounting Policies

Description of the Business

MD Technologies, Inc. (the Company) provides Internet-based solutions to the healthcare industry, including practice management, e-commerce, and patient interactivity applications. A handheld application is also available. The Company's software tools and services allow physicians to access data and to provide patients with the means of accessing data using the Internet. Until January 1, 2001, the Company was considered a development stage company under Statement of Financial Accounting Standards (SFAS) No. 7.

MD Technologies, Inc. was incorporated in Delaware on February 25, 2000.

Accounting Method

The Company records revenues and expenses on the accrual method.

Revenue Recognition

The Company recognizes revenue from the sale of third-party hardware and software products upon shipment from the Company. Title transfers FOB shipping point. Revenue from professional services is recognized upon completion of the work and notification from the customer of their acceptance. Revenue from software licensing is recognized in accordance with Statement of Position 97-2, Software Revenue Recognition. Revenue from software licensing is recognized when delivery of the software has occurred, a signed non-cancelable license agreement has been received from the customer, and any remaining obligations under the license agreement are insignificant. Revenue associated with agreements to provide product support services is recognized as related services are provided. Revenue from annual or other renewals of maintenance contracts is deferred and recognized on a straight-line basis over the term of the contracts.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements are capitalized while expenditures for repairs and maintenance are charged to operations as incurred. Depreciation and amortization of property and equipment are computed by the straight-line method at rates adequate to allocate the cost of applicable assets over their estimated useful lives as follows:

Computers	3-5 years
Furniture and telephone equipment	3-7 years

Costs of computer software developed or obtained for internal uses and costs associated with technology under development are capitalized and amortized over the estimated useful lives of the assets, generally two-to-five years. Capitalization of costs begins when conceptual and design activities have been completed, technological feasibility is assured, and when management has authorized and committed to fund a project. Costs capitalized include external and internal costs of labor, materials, and services. Costs associated with training and general and administrative activities are expensed as incurred.

1. **Summary of Significant Accounting Policies (continued)**

Property and Equipment (continued)

The Company reviews long-lived assets for impairment annually, and periodically whenever events or changes in circumstances indicate that the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition.

Income Taxes

Pursuant to SFAS No. 109, income taxes are provided for the tax effects of transactions reported in the financial statements, and consists of taxes currently due plus deferred taxes. Deferred income taxes are provided for revenue and expense items reported in different periods for financial statement and income tax purposes. The primary taxable and deductible temporary differences are the Company's issuance of options for services, resulting in additional compensation costs for financial reporting purposes, which are not deductible for tax purposes, carrying value of assets, and non-benefited operating loss carryforwards.

Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Advertising and Marketing

Advertising and marketing costs are generally charged to operations in the year incurred. Total advertising and marketing costs were $2,944 and $12,726 in 2002 and 2001, respectively.

Loss per Share

Basic loss per share has been computed using the weighted average number of shares outstanding. Diluted loss per share has not been presented, as the effect of dilutive securities would decrease per share loss.

Fair Values of Financial Instruments

Unless otherwise indicated, the fair value of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such instruments.

Concentration of Risk

The Company provides services to the medical community. It extends credit to its customers, primarily small practitioners' groups for which it requires no collateral. Management believes its receivables risk is mitigated by the creditworthiness of its customers.

Use of Estimates

The preparation of the Company's financial statements, in conformity with generally accepted accounting principles, requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

1. **Summary of Significant Accounting Policies (continued)**

Accounting for Stock Issued to Employees

In December 2002, the FASB issued SFAS No. 148, Accounting or Stock-Based Compensation--Transition and Disclosure--an Amendment of FASB Statement No. 123. SFAS No. 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that chooses to change to the fair-value-based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that statement to require prominent disclosure about the effects that accounting for stock-based employee compensation using the fair-value-based method would have on reported net income and earnings per share and to require prominent disclosure about the entity's accounting policy decisions with respect to stock-based employee compensation. Certain of the disclosure requirements are required for all companies, regardless of whether the fair value method or intrinsic value method is used to account for stock-based employee compensation arrangements. The Company accounts for its stock option plan in accordance with the recognition and measurement principles of Accounting Principles Opinion No. 25, Accounting for Stock Issued to Employees. The amendments to SFAS No. 123 are effective for financial statements for fiscal years ended after December 15, 2002 and for interim periods beginning after December 15, 2002. The adoption of the disclosure requirements of SFAS No. 148 did not have a material effect on the Company's financial position or results of operations.

FASB Statement No. 123 requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Company's stock option plan had been determined in accordance with the fair-value-based method prescribed in SFAS No. 123 as amended by SFAS No. 148. The Company estimates the fair value of stock options at the grant date by using the Black-Scholes option-pricing model, which takes into account the exercise price of the options, expected life, current price of the underlying stock, its expected volatility and dividends, and the risk-free interest rate, net loss would have been increased to the pro forma amounts as follows for the years ending December 31:

	2002		2001	
	As Reported	Pro Forma	As Reported	Pro Forma
Net Loss	$ (260,880)	$ (260,880)	$ (589,222)	$ (719,222)
Basic and diluted loss per share	$ (0.03)	$ (0.03)	$ (0.06)	$ (0.07)

The average fair value of options granted during fiscal 2002 and 2001 was $0.42 and $0.50, respectively. The fair value of options is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of 5%; expected life of 3 to 5 years; dividend yield percentage of 0%; and volatility of 150% for each of the two years ended December 31, 2002.

2. Commitments and Contingencies

Classification of a Going Concern

The Company, which was classified as a company in the development stage until 2001, has incurred significant and recurring operating losses since inception, including $223,780 in 2002 and $580,341 in 2001. In addition, at December 31, 2002, the Company had working capital and stockholders' equity deficits of $236,090 and $12,079, respectively.

The Company has relied on loans from its existing management, issuances of common stock to consultants, and limited cash flows from the sales of products to fund its activities. The Company intends to raise additional working capital funds in a private placement of its common stock. There can be no assurance that a private placement of the Company's securities can be accomplished on terms favorable to the Company, or at all. In the event that sufficient funds cannot be raised, management intends to curtail or defer operating costs.

3. Lease Commitments

The Company leases its principal operating location under a five-year operating lease agreement. The agreement provides for accelerating monthly rentals and also requires the Company to pay certain incremental costs incurred by the lessor and shared costs of the property. Office rent expense for each of the years ended December 31, 2002 and 2001 totaled $39,554 and $39,554, respectively.

At December 31, 2002, the aggregate minimum annual rental payments due under non-cancelable operating leases are as follows:

2003	$ 49,400
2004	52,855
2005	32,053
	$ 134,308

4. Income Taxes

The Company has Federal net operating loss carryforwards totaling approximately $500,000 which expire between 2020 and 2022.

The components of the provision for income taxes are as follows:

	2002	2001
Current income taxes paid or payable	$ -	$ -
Increase in deferred tax assets	-	-
	$ -	$ -

4. Income Taxes (continued)

Deferred income taxes are provided on temporary timing differences between financial statement and income tax reporting. The components of deferred income tax assets and liabilities are as follows:

	2002	2001
Total deferred tax liabilities	$ -	$ -
Deferred tax assets		
Restricted stock compensation costs	-	2,000
Fixed assets	4,000	1,500
Non-benefited loss carryforwards	261,000	173,000
Total deferred tax assets	265,000	176,500
Less: valuation allowance	(265,000)	(176,500)
Net deferred tax assets	$ -	$ -

The valuation allowance increased by $88,500 and $50,000 for the years ended December 31, 2002 and 2001, respectively.

The effective tax rate differs from statutory rates applied to financial statement income and loss due primarily to the effects of the valuation allowance for deferred tax assets.

5. Notes Payable

At December 31, 2002, the Company was obligated under the following promissory notes:

	Current	Long-Term
8% unsecured note payable to a director, principal is due on demand.	$ 35,101	$ -
8% unsecured note payable to a director, principal is due on demand.	36,945	-
12% note payable to a director, secured by assets, interest payable monthly, principal due on demand.	100,000	-
18% installment note, payments of $857 per month, principal and interest payable through December 2006. Collateralized by a security interest in the Company's assets subordinated to the 12% secured director's note, above. Convertible into stock at the option of the noteholder, at the rate of $0.50 per share as to unpaid principal, plus accrued but unpaid interest.	5,552	23,208
10% installment note, payments of $745 per month, principal and interest payable through June 2004.	8,060	4,341
	$ 185,658	$ 27,549

6. Stockholders' Equity

Stock Split

On September 26, 2003 the Board of Directors authorized an 1 to 4 reverse stock split, thereby decreasing the number of issued and outstanding shares to 2,624,480 and increasing the par value of each share to $0.0004. All references in the accompanying financial statements to the number of common shares and per-share amounts have been restated to reflect the stock split.

In August, the Company authorized an additional 15,000,000 shares of common stock to bring the total number of authorized shares to 30,000,000. The Company also authorized 20,000 shares of preferred stock. All references in the accompanying financial statements to the number of authorized shares have been restated to reflect the addition.

Preferred Stock

The Company's Certificate of Incorporation authorizes the issuance of 20,000 shares of preferred stock, no par value. The Board of Directors of the Company is authorized to issue preferred stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between the series, and to allow for the conversion of preferred stock into common stock. No preferred stock has been issued by the Company.

Common Stock

The Company is authorized to issue a total of 30,000,000 shares of its $0.0004 par value common stock.

Stock Options and Warrants

The Company has issued common stock purchase options to its employees, directors, and consultants. The options are exercisable immediately, and the terms and conditions of each option grant are specified by the board of directors.

Also outstanding at December 31, 2002, are 7,500 warrants to purchase common stock at $2.00 through November 15, 2003, issued in connection with a loan by the grantee to the Company. These warrants are excluded from the option summary below. Fair value of these warrants has been recorded as a debt discount, amortized over the life of the related loan.

A summary of option activity is as follows:

	Shares Under Option	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
Options outstanding as of December 31, 2000	22,500	$ 2.00	22,500	$ 2.00
Options granted	65,000	2.00	65,000	2.00
Options exercised	-	-	-	-
Options outstanding as of December 31, 2001	87,500	2.00	87,500	2.00
Options granted for services	42,107	1.68	42,107	1.68
Options exercised	-	-	-	-

Options outstanding as of December 31, 2002	129,607	$ 1.84	129,607	$ 1.84

	Range of Price	Original Life	Weighted Average Remaining Life
Granted during 2000	$2.00	30 months 6 months	
Granted during 2001	$2.00	24 months to indefinite	Indefinite
Granted during 2002	$1.32 to $2.00	36 months to indefinite	Indefinite

All options are vested at December 31, 2002.

The Company applies Accounting Principles Board No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plan. As such, no compensation costs were recorded, for options issued to employees, as of the date of grant. However, the Company granted 42,107 options to consultants for services on January 1 and December 12, 2002. Compensation expense was recognized for these options in the current fiscal year in the amount of approximately $74,000.

Stockholders' Equity and Comprehensive Income
The Financial Accounting Standards Board released SFAS No. 130 – Reporting Comprehensive Income. SFAS 130 requires companies to present comprehensive income (consisting primarily of net income items plus other direct equity changes and credits) and its components as part of the basic financial statements. For the year ended December 31, 2002, the Company's financial statements do not contain any changes in equity that are required to be reported separately in comprehensive income.

7. Major Customers

For the years ended December 31, 2002 and 2001, one customer accounted for a total of approximately 19% and 54% of total revenues, respectively. This customer is signatory to a Joint Development and License Agreement with the Company dated December 13, 2000, and owns approximately 4.5% of the Company's outstanding common stock.

8. Related Party Transactions

The Company has two notes payable to two separate shareholders. These notes accrue interest at 8%. Payments made to these notes are applied directly to principal. These notes are due on demand and the accrued interest is due sixty days after the note has been collected.

The Company has a note payable in which interest is accrued at 12%. Payments made by the Company go towards interest only. This note is due on demand.

One of the Company's shareholders is a personal guarantor on the 18% note with a balance of $28,760 as of December 31, 2002.

June 2002 and June 2003 Unaudited Financial Statements

MD Technologies, Inc.
BALANCE SHEET (unaudited)

	June 30, 2003	June 30, 2002
Current Assets		
Cash and cash equivalents	$ 6,145	1,502
Accounts receivable	9,419	8,120
Prepaid expenses	1,785	3,829
Total current assets	17,349	13,450
Property and Equipment		
Computer equipment and software	412,555	350,111
Furniture and fixtures	4,792	808
	417,347	350,919
Less: accumulated depreciation	180,274	108,928
	237,073	241,990
Total assets	$ 254,422	255,441
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 2,339	90,978
Accrued expenses and interest	93,991	53,463
Current portion of long-term debt	13,612	13,612
Due to related party	192,080	170,846
Deferred revenue	7,062	13,206
Total current liabilities	309,084	342,105
Other Liabilities		
Long-term debt, net of current portion, net of debt discount of $2,050	22,660	24,467
	331,744	366,572
Stockholders' Equity		
Preferred stock, no par value, 20,000 shares authorized, no shares issued and outstanding	-	$ -
Common stock, $0.0004 par value, 30,000,000 shares authorized, 2,684,478 issued and outstanding	1,074	1,000
Stock subscription receivable	(863)	(863)
Additional paid-in capital	1,340,224	896,123
Accumulated deficit	(1,417,757)	(1,007,389)
	(77,322)	(111,129)
Total liabilities and stockholders' equity	$ 254,422	$ 255,441

MD Technologies, Inc.
STATEMENTS OF OPERATIONS (unaudited)
For the six months ended June 30, 2003 and 2002

	Jan - June 2003	Jan - June 2002
REVENUES		
Sales (net returns and allowances of $9,060)	$ 132,699	$ 85,114
Service revenue	(1,100)	35,808
Other revenue	-	-
Total revenues	131,599	120,922
COST OF REVENUES		
Salaries – direct	175,790	49,535
Contract labor	650	-
Internet cost	7,753	8,603
Depreciation	14,761	12,746
Costs of other revenue	977	237
Total cost of revenues	199,931	71,121
Gross profit (loss)	(68,332)	49,801
OPERATING EXPENSES		
Depreciation	22,126	19,119
Selling, general and administrative expenses	82,407	51,209
Research and development	-	-
	104,533	70,328
Loss from operations	(172,865)	(20,527)
OTHER INCOME (EXPENSE)		
Interest income	-	-
Interest expense	(12,374)	(15,224)
Loss before income taxes	(185,239)	(35,751)
Income tax expense	-	-
NET LOSS	(185,239)	(35,751)
Income (loss) per share: (Basic)	(0.07)	(0.01)
Weighted average number of shares outstanding - basic	2,684,478	2,499,480

MD Technologies, Inc.

STATEMENTS OF CASH FLOWS (unaudited)

For the six months ended June 30, 2003 and 2002

	Jan - June 2003	Jan - June 2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (185,239)	$ (35,751)
Adjustments to reconcile net loss to net cash flows from operating activities		
Amortization of debt discount	2,050	-
Depreciation and amortization	36,887	31,865
Options issued for services	-	-
Expenses paid by shareholders' and other non-cash equity	85,164	-
(Increase) decrease in current assets		
Increase in accounts receivable	(966)	(1,894)
Decrease in prepaid expenses	2,543	27
Increase (decrease) in current liabilities		
Increase in accounts payable	339	30,404
Increase in accrued expenses and interest	30,357	13,938
(Increase) Decrease in deferred revenue	2,000	(16,458)
Net cash flows from operating activities	158,374	57,882
CASH FLOWS FROM INVESTING ACTIVITIES		
Plant and equipment purchases	(30,102)	(28,650)
Capitalization of software development costs	-	-
Net cash flows from investing activities	(30,102)	(28,650)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock for cash	35,000	(19,350)
Proceeds from long-term debt, net of repayments	-	-
Loans from related party, net of repayments	(8,215)	20,141
Net cash flows from financing activities	26,785	791
NET INCREASE IN CASH AND CASH EQUIVALENTS	(30,182)	(5,727)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	36,327	7,229
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 6,145	$ 1,502
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Noncash investing and financing activities:		
Stock issued for fixed assets	$ -	$ 133,000
Cash paid during the year for: Interest	$ 6,145	$ 5,342

MD Technologies, Inc.
STATEMENT OF STOCKHOLDERS' EQUITY (unaudited)

	Common Stock		Additional	Retained	
	Number of shares	Amount	paid-in capital	(Accumulated deficit)	Totals
Balances as of January 1, 2000	-	-	-	-	-
Contributed capital, costs and expenses incurred by shareholders	-	-	245,000	-	245,000
Issuance of stock for leasehold improvements, $2.00 per share	2,000	-	4,000	-	4,000
Stock issued for services $2.00 per share	112,500	45	224,955	-	225,000
Stock to be issued for receivable at December 31, 2000	2,156,250	863	-	-	863
Stock subscribed	-	(863)	-	-	(863)
Net loss	-	-	-	(382,415)	(382,415)
Balances as of December 31, 2000	2,270,750	45	473,955	(382,415)	(91,585)
Stock issued for services, $4.00 per share	1,125	1	5,000	-	5,001
Stock issued for cash, $0.04 to $2.00 per share	227,480	92	404,868	-	404,960
Stock warrants issued as debt incentive	-	-	12,300	-	12,300
Net loss	-	-	-	(589,223)	(589,223)
Balances as of December 31, 2001	2,499,480	137	896,123	(971,638)	(75,378)
Stock issued for cash, $2.00per share				-	
Net loss				(35,751)	(35,751)

MD Technologies, Inc.
STATEMENT OF STOCKHOLDERS' EQUITY (continued)

	Common Stock		Additional	Retained	
	Number of shares	Amount	paid-in capital	(Accumulated deficit)	Totals
Balances as of June 30, 2002	2,499,480	$ 137	896,123	(1,007,389)	(111,129)
Stock issued for cash,					
$2.00 per share	125,000	50	249,950	-	250,000
Options issued for compensation	-		74,179	-	74,179
Net loss	-	-	-	(225,129)	(225,129)
Balances as of December 31, 2002	2,624,480	$ 187	$ 1,220,252	(1,232,518)	(12,079)
Stock issued for cash,					
$2.00 per share	17,500	7	34,993	-	35,000
Stock issued for services,					
$2.00 per share	42,998	17	84,979		84,996
Net loss	-	-	-	(185,239)	(185,239)
Balances as of June 30, 2003	2,684,478	$ 211	$ 1,340,224	$(1,417,757)	(77,322)

MD Technologies, Inc.
NOTES TO FINANCIAL STATEMENTS
June 30, 2003 and June 30, 2002 (unaudited)

1. **Management's Representation of Interim Financial Information**

The accompanying financial statements have been prepared by MD Technologies, Inc. without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as allowed by such rules and regulations, and management believes that the disclosures are adequate to make the information presented not misleading. These financial statements include all of the adjustments which, in the opinion of management, are necessary to a fair presentation of financial position and results of operations. All such adjustments are of a normal and recurring nature. These financial statements should be read in conjunction with the audited financial statements at December 31, 2002.

INDEX TO EXHIBITS

Exhibit Number	Description
2.1	Certificate of Incorporation
2.2	Bylaws
3.1	Form of stock certificate
4	Subscription Agreement
6.1	Employment Agreement of William D. Davis
6.2	Employment Agreement of Jose S. Canseco
6.3	Joint Development and License Agreement with Emory Healthcare
6.4	Nonqualified Stock Option Plan
6.5	Promissory Note to William C. Ellison
6.6	Promissory Note to Jose S. Canseco
6.7	Promissory Note to William D. Davis
6.8	Promissory Note to Thomas L. Frazer
6.9	Note Purchase Agreement with SBL Capital Corporation
6.10	Employment Agreement of Terry Jones
6.11	Lease Agreement with Hearin Properties
6.12	Advertising Agreement with The Graham Group, Inc. and Graham Group Interactive, Inc.
10.1	Consent of Comisky & Company
11	Opinion re Legality

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SIGNATURES

The issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Orleans, State of Louisiana, on September 30 , 2003 .

MD Technologies Inc.

By: ____________________
William D. Davis
President & Chief Executive Officer, Director

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

William D. Davis President & Chief Executive Officer, Director	9/30/03 Date
José S. Canseco Chairman, Director	9/30/03 Date
William C. Ellison General Counsel, Director	9/30/03 Date
William J. Burnell Director	9/30/03 Date
Thomas L. Frazer Director	9/30/03 Date
Terry Jones Vice President of Finance, Director	9/30/03 Date

FORM 1-A

Exhibit 2.1

Certificate of Incorporation

DELAWARE REGISTRY, LTD.
CERTIFICATE OF INCORPORATION
OF
MD TECHNOLOGIES INC.

FIRST. The name of this Corporation is MD TECHNOLOGIES INC.

SECOND. Its registered office in the State of Delaware is to be located at 3511 Silverside Road, Suite 105, County of New Castle. The Registered Agent in charge thereof is DELAWARE REGISTRY, LTD., 3511 Silverside Road, Suite 105, Wilmington, Delaware USA 19810.

THIRD. The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH. The amount of the total authorized capital stock of this corporation is ONE THOUSAND FIVE HUNDRED Dollars ($1,500.00) divided into 15,000,000 shares, of .0001 Dollars ($0.0001) each.

FIFTH. The names and mailing addresses of each of the incorporator or incorporators are as follows:

NAME	MAILING ADDRESS
DELAWARE REGISTRY, LTD.	3511 SILVERSIDE ROAD SUITE 105
	WILMINGTON, DE 19810 USA

SIXTH. Provisions for the management of the business and for the conduct of the affairs of this corporation and provisions creating, defining, limiting and regulating the powers of this corporation, the directors and the stockholders are as follows:

(1) The board of directors shall have the power to make, adopt, alter, amend and repeal the bylaws of this corporation without the assent or vote of the stockholders, including, without limitation, the power to fix, from time to time, the number of directors which shall constitute the whole board of directors of this corporation subject to the right of the stockholders to alter, amend and repeal the bylaws made by the board of directors.

(2) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the board of directors of this corporation are hereby expressly empowered to exercise all such powers and to do all such acts and things as may be exercised or done by this corporation; subject, nevertheless, to the provisions of the statutes of the State of Delaware and of the Certificate of Incorporation as they may be amended, altered or changed from time to time and to any bylaws provided, however, that no bylaw so made shall invalidate any prior act of the board of directors which would have been valid if such bylaw had not been made.

SEVENTH: A director of this corporation shall have no personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

I/WE, THE UNDERSIGNED, for the purposes of forming a Corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I/we have accordingly hereunto set my/our respective hand(s) and seal(s).

DELAWARE REGISTRY, LTD.

BY Christine M. Madison
CHRISTINE M. MADISON (ASSISTANT SECRETARY)

DATED February 25, 2000

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 02/25/2000
001095443 – 3183082

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:32 PM 08/13/2003
FILED 03:32 PM 08/13/2003
SRV 030530034 - 3183082 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION

MD TECHNOLOGIES INC.

MD Technologies Inc., through its undersigned duly authorized officer does hereby certify as follows:

First: That by Unanimous Written Consent of the Board of Directors of MD Technologies Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation, or other authorized action in lieu of a meeting, for consideration thereof. The resolution setting forth the proposed amendment is as follows:

Resolved, that the paragraph numbered "FOURTH" of the Company's Certificate of Incorporation filed February 25, 2000 be amended to read in its entirety as follows:

> FOURTH. The total number of shares of stock which the Corporation shall have authority to issue is 30,020,000 shares, consisting solely of (i) 30,000,000 shares of Common Stock, $0.0001 par value per share (the "Common Stock"), and (ii) 20,000 shares of Preferred Stock, no par value (the "Preferred Stock").
>
> The Board of Directors is authorized, subject to limitations prescribed by law and the provisions of this Article IV, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series. The voting powers thereof, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, if any, of such preferences and/or rights (collectively, the "Series Terms"), shall be such as are stated and expressed in a resolution or resolutions providing for the creation or revision of such Series Terms (a "Preferred Stock Series Resolution") adopted by the Board of Directors.

Second: That thereafter, in lieu of a meeting and vote of the shareholders, the shareholders have given written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware, and written notice of the adoption of the amendment has been given as provided in Section 228 of the General Corporation Law of the State of Delaware to every shareholder entitled to such notice.

Third: That said amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

Executed this 13th day of August, 2003.

MD TECHNOLOGIES INC.

By: [signature]
William D. Davis, President

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION

MD TECHNOLOGIES INC.

MD Technologies Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), through its undersigned duly authorized officer does hereby certify as follows:

First: That by Unanimous Written Consent of the Board of Directors of MD Technologies Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of the Corporation, or other authorized action in lieu of a meeting, for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the paragraph numbered "FOURTH" of the Corporation's Certificate of Incorporation filed February 25, 2000, as amended, be amended to read in its entirety as follows:

> FOURTH. The total number of shares of stock which the Corporation shall have authority to issue is 30,020,000 shares, consisting solely of (i) 30,000,000 shares of Common Stock, $0.0004 par value per share (the "Common Stock"), and (ii) 20,000 shares of Preferred Stock, no par value (the "Preferred Stock").
>
> The Board of Directors is authorized, subject to limitations prescribed by law and the provisions of this Article FOURTH, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series. The voting powers thereof, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, if any, of such preferences and/or rights (collectively, the "Series Terms"), shall be such as are stated and expressed in a resolution or resolutions providing for the creation or revision of such Series Terms (a "Preferred Stock Series Resolution") adopted by the Board of Directors.
>
> Upon this Certificate of Amendment of the Certificate of Incorporation of the Corporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the "Effective Time"), every four (4) shares of the Corporation's common stock, par value $.0001 per share (the "Old Common Stock"), issued and outstanding immediately prior to the Effective Time, will be automatically reclassified as and converted into one (1) share of common stock, par value $.0004 per share, of the Corporation (the "New Common Stock").

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:25 PM 09/26/2003
FILED 05:25 PM 09/26/2003
SRV 030622825 - 3183082 FILE

Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the foregoing reclassification of shares of Old Common Stock. In lieu thereof, the holders of record of Old Common Stock otherwise entitled to have a fraction of a share issued to them each shall be granted and issued one (1) whole share of New Common Stock.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified.

Second: That thereafter, in lieu of a meeting and vote of the shareholders, the shareholders have given written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware, and written notice of the adoption of the amendment has been given as provided in Section 228 of the General Corporation Law of the State of Delaware to every shareholder entitled to such notice.

Third: That said amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

Executed this 24 day of September, 2003.

MD TECHNOLOGIES INC.

By: [signature]
William D. Davis, President

480410v1

FORM 1-A

Exhibit 2.2

Bylaws

TABLE OF CONTENTS

BYLAWS
OF
MD TECHNOLOGIES, INC.

ARTICLE I.

CORPORATE PURPOSE

The purpose of this Corporation is to engage in any lawful act or activities for which corporations may be formed under the Delaware General Corporation Law.

ARTICLE II.

CORPORATE OFFICE

The Corporation shall maintain a registered office in the State of Delaware and may also have such other offices, including its principal office, at such places, within or without the State of Delaware, as the Board of Directors may from time to time designate or the business of the Corporation may require. The Corporation shall establish its first principal office in the State of Louisiana at 882 Government Street, Baton Rouge La. 70802.

ARTICLE III.

SHAREHOLDERS

Section 1. **Annual Meetings.** The annual meeting of shareholders shall be held at 10:00 A.M. on the fourth Thursday in the month of March each year, or on such other date during the year and at such other time as may be designated by the Board of Directors and stated in the notice of meeting. If the date set for the annual meeting falls on a legal or local holiday, then the meeting shall be the next secular day following. At each annual meeting, the shareholders shall elect directors and transact such other business as may be properly brought before the meeting.

Section 2. **Special Meetings.** Special meetings of shareholders may be called for any purpose or purposes by the Board of Directors.

Section 3. **Place of Meetings.** Meetings of shareholders shall be held at such places, within or without the States of Delaware or Louisiana, as may be designated by the Board of Directors and stated in the notice of meeting.

Section 4. **Quorum.** The holders of shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum exists with respect to that matter. Unless the Certificate of Incorporation or the Act requires otherwise, the holders of a majority of the votes entitled to be cast on a matter shall constitute a quorum for action on that matter. Once a share is represented for any purpose at a meeting, the holder is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting, unless a new record date is or must be set for that adjourned meeting.

Section 5. **Voting.** Subject to the provisions of Article V Section 2 hereof, Directors shall be elected by a majority of the votes cast by shareholders entitled to vote in the election at a meeting at which a quorum is present. Shareholder action on any other matter is approved by a voting group, if a majority of the shareholders within the voting group vote in favor of the action. If two or more groups are entitled to vote separately on a matter, action on the matter is approved only when approved by each voting group.

Section 6. **Voting Rights.**

(a) Except as otherwise provided by law or in the Certificate of Incorporation, on all matters submitted to a vote of the stockholders of the Corporation, each outstanding share of Common Stock shall be entitled to one vote, and shall be entitled to notice of any stockholders meeting in accordance herewith and shall be entitled to vote upon such matters and in such manner as may be provided by law.

(b) Except as otherwise provided by law or in the Certificate of Incorporation, on all matters submitted to a vote of the stockholders of the Corporation, each outstanding share of Preferred Stock shall be entitled to one vote for each share of Common Stock into which such shares are convertible, on all matters upon which holders of shares of Common Stock are entitled to vote. With respect to the voting rights granted hereunder, the holder of Preferred Stock entitled to vote shall have the full voting rights and powers equal to the voting rights and powers of the Common Stock, and shall be entitled to notice of any stockholders meeting in accordance herewith and shall be entitled to vote, together with the holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis shall be rounded to the nearest whole number (with one-half being rounded upward).

Notwithstanding the foregoing, the Corporation shall not, without first obtaining the affirmative vote or written consent of the holders of at least a majority of the then outstanding shares of the Preferred Stock:

(i) effect an exchange, or create a right of exchange of all or part of the shares of another class or series into the shares of Preferred Stock;

(ii) create a class or series of shares having rights, preferences, or privileges prior to or on a parity with the shares of Preferred Stock;

(iii) change, alter, cancel, or amend the preferences or rights of the preferred stock; or

(iv) make any amendment to the Certificate of Incorporation which would adversely affect the rights of the holders of Preferred Stock;

Section 7. **Adjournment.** If a meeting of shareholders is adjourned to another date, time or place, notice need not be given of the adjourned meeting if the new date, time and place are announced at the meeting before the adjournment. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the time originally designated for the meeting if a quorum existed at the time originally designated for the meeting; provided, however, if a new record date is or must be fixed under the Act or these bylaws, a notice of the adjourned meeting must be given to shareholders as of the new record date.

Section 8. **Proxies.** A shareholder may appoint a proxy to vote at a meeting of shareholders or otherwise act for him by signing an appointment form, either personally or by his attorney-in-fact. An appointment of a proxy is effective when received by the secretary or other officer or agent authorized to tabulate votes. An appointment is valid for three years, unless another period is expressly provided for in the appointment form. An appointment of a proxy is revocable by the shareholder, unless the appointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest.

Section 9. **Action by Written Consent.** Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting, if one or more written consents describing the action taken is signed by holders of stock having at least the minimum number of votes that would be required at a meeting at which all of the shares entitled to vote were present and voting. The written consent or consents shall be included in the minutes or filed with the corporate records reflecting the action taken. Action taken by written consent is effective when the last shareholder signs the consent, unless the consent specifies a different effective date.

ARTICLE IV.

RECORD DATE

In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days prior to the date of such meeting. If no record date is fixed, the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day before the notice of the meeting is given, or if notice is waived, the close of business on the day before the meeting. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting, unless the Board of Directors fixes a new record date.

ARTICLE V.

DIRECTORS

Section 1. **Number and Term.** The business and affairs of the Corporation shall be managed under the direction of a Board of Directors consisting of not less than one (1) nor more than twelve (12) members elected for staggered three year terms. Members shall be allocated as equally as possible among the three classes. The term of the Class One directors named below shall expire at the first annual meeting after the adoption of this amendment. The term of the Class Two directors shall expire at the second annual meeting after the adoption of this amendment. The term of the Class Three directors shall expire at the third annual meeting after the adoption of this amendment. Upon expiration of the terms of office of the directors as classified below, their successors shall be elected for the term of three years each, so that one-third of the number of directors of the Corporation shall be elected annually.

Class 1 Directors:	Terry Jones, William J. Burnell
Class 2 Directors:	Thomas L. Frazer, William C. Ellison
Class 3 Directors:	William D. Davis, Jose S. Canseco

Section 2. **Nomination of Directors.** Nominations for and elections of directors shall be as follows:

(i) seven (7) directors selected by the holders of all of the issued and outstanding Common Stock ("Common Directors"),

(ii) so long as the Corporation has outstanding Preferred Stock, two (2) directors selected by the affirmative vote of a majority of the holders of all of the issued and outstanding Preferred Stock ("Preferred Directors"), should the Corporation not have outstanding Preferred Stock, all Directors shall be elected by holders of the issued and outstanding Common Stock.

The Corporation shall use its best efforts to cause and maintain the election of the foregoing directors to the Board of Directors.

Section 3. **Regular Meetings.** The Board of Directors of the Corporation may hold meetings either within or without the State of Louisiana, the state in which its principal office is located. Meetings of the Board of Directors shall be held no less frequently than bi-monthly unless the Board unanimously agrees to hold such meetings less frequently, but may be held more frequently as determined by a majority vote of the Board.

Section 4. **Special Meetings.** Special meetings of the Board of Directors may be called by the Chairman of the Board, the President or any two directors and shall be held at such places, within or without the State of Louisiana, on such dates and at such times as may be stated in the notice of meeting.

Section 5. **Board Minutes.** The Board of Directors shall keep regular minutes of its meetings.

Section 6. **Action by Written Consent.** Any action required or permitted to be taken at a meeting of the Board of Directors, or any Committee, may be taken without a meeting, if all directors consent to the taking of such action without a meeting by signing one or more written consents describing the action taken. The written consent or consents shall be included in the minutes or filed with the corporate records reflecting the action taken. Action taken by written consent is effective when the last director signs the consent, unless the consent specifies a different effective date.

Section 7. **Meeting by Telephonic Conference or Similar Communications Equipment.** Participation in a meeting of the Board of Directors, or any Committee, may be by means of conference telephone or similar communications equipment so long as all participants in the meeting can hear and speak to one other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 8. **Committees.** The Board of Directors, with the approval of a majority of all the Directors in office when the action is taken, which majority must include at least one Preferred Director if any Preferred Directors have been elected, may create one or more committees. A committee shall consist of one or more Directors who serve at the pleasure of the Board of Directors. Any such committee, to the extent specified by the Board of Directors, may exercise the authority of the Board of Directors in supervising the management of the business and affairs of the Corporation, except that a committee may not: (i) authorize distributions, except according to a formula or method prescribed by the Board of Directors; (ii) approve or propose to shareholders action required by law to be approved by shareholders; (iii) fill vacancies on the Board of Directors or any of its committees; (iv) amend the Certificate of Incorporation; (v) adopt, amend or repeal bylaws; (vi) approve a plan of merger not requiring shareholder approval; (vii) authorize or approve reacquisition of shares, except according to a formula or method prescribed by the Board of Directors or specified in the Shareholders' Agreement; or (viii) authorize or approve the issuance or sale or contract for sale of shares, or determine the designation and relative rights, preferences and limitations of a class or series of shares, except that the Board of Directors may authorize a committee or senior executive officer of the Corporation to do so within limits specifically prescribed by the Board of Directors.

Section 9. **Committee Minutes.** Each Committee shall keep regular minutes of its meetings and report the minutes to the Board of Directors when required.

Section 10. **Quorum.** At all meetings of the Board of Directors, a majority of the Common Directors, and at least one of the Preferred Directors, if any, shall constitute a quorum for the transaction of business and the act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the Directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The Chairman of the Board or, in his absence, the President and Chief Executive Officer shall chair Board meetings.

Section 11. **Voting.** Except as otherwise provided, each Director shall be entitled to a single vote on all matters properly brought before the Board of Directors, and all decisions of the Board of Directors shall be by majority vote of the Directors present provided a quorum is present.

Section 12. **Powers of Directors.** The Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by the Certificate of Incorporation or by these bylaws directed or required to be exercised or done by the shareholders. The powers of the Directors may be enlarged or restricted, as set forth in the resolution of the shareholders consistent with the Act, the Certificate of Incorporation and these bylaws.

Section 13. **Compensation.** Directors shall receive such compensation as shall be fixed by the Board of Directors and shall be entitled to reimbursement for any reasonable expenses incurred in attending meetings and otherwise carrying out their duties. Directors may also serve the Corporation in any other capacity and receive compensation therefor.

Section 14. **Directors Have No Exclusive Duty to Corporation.** None of the Directors shall be required to manage the Corporation as his/her sole and exclusive function, but shall devote such time to the Corporation as shall be reasonably required. The Directors may have other business interests and may engage in other activities in addition to those relating to the Corporation.

Section 15. **Resignation of Directors.** Any Director of the Corporation may resign at any time by giving written notice to the remaining Directors of the Corporation. The resignation of a Director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 16. **Removal of Directors.** At a meeting called expressly for that purpose, a Director may be removed at any time, with or without cause, by the affirmative vote of Shareholders holding at least fifty (50%) percent of all shares of the voting group then entitled to vote at an election of the Director(s) to be removed.

Section 17. **Vacancy.** In the case of any vacancy in the office of a director, the person(s) or voting group that elected such vacating director may elect a successor or successors to hold the office for the unexpired term of the director or directors whose place or places shall be vacant.

Section 18. **Standard of Conduct.** A director shall discharge his duties as a director, including duties as a member of a committee (i) in good faith; (ii) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (iii) in a manner the director believes to be in the best interests of the Corporation.

Section 19. **Director Liability.** A director of the Corporation shall, to the full extent permitted by the Act as it now exists or as it may hereafter be amended, not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Neither any amendment nor repeal of this Section, nor the adoption of any provisions of the

Certificate of Incorporation inconsistent herewith shall eliminate or reduce the effect of this Section in respect of any matter occurring, or any cause of action, suit or claim that, but for this Section, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VI

NOTICES

Section 1. Written Notices. Written or printed notice stating the place, day and hour of the meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called shall be given not less than ten (10) nor more than sixty (60) days before the meeting. Notices may be personally delivered or delivered by mail, electronic mail, telegram, Federal Express, or other reliable overnight delivery service, by or at the direction of the President, the Secretary or the officer calling the meeting to each Director, or Shareholder of record, as the case may be, entitled to vote at such meeting. Such notice shall be deemed to be given upon the earlier of (a) actual receipt or (b) three (3) days after deposit with the postal service, addressed to the Director or Shareholder of record, as the case may be, at the address that appears on the records of the Corporation, with the postage thereon prepaid.

Section 2. Waivers. Whenever any notice of any meeting for any purpose is required to be given to any Shareholder or Director under the provisions of the Act or of the Certificate of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be equivalent to the giving of such notice.

Section 3. Timely and Proper Notice. A Shareholder or Director who attends a meeting shall be deemed to have had timely and proper notice of the meeting, whether or not a written waiver is signed, unless he/she attends for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE VII.

OFFICERS

Section 1. **Election and Term.** At the first meeting of the Board of Directors following the annual meeting of shareholders, or as soon thereafter as is conveniently possible, the Board of Directors shall elect officers of the corporation. The officers shall consist of a Chairman of the Board of Directors, who must be a Director, a President and Chief Executive Officer, Chief Operating Officer, a Secretary, who must be a certifying official, and a Chief Marketing Officer. Officers shall have no vote as Directors, shall have only such authority as is delegated to them by the Directors or these bylaws, generally and specifically, and shall serve at the pleasure of the Board of Directors for no specific term except as provided in a written employment agreement. The Board of Directors may also choose Vice-Presidents and may designate such additional officers as it deems appropriate. Such additional officers shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be authorized from time to time by the Board of Directors. Any number of offices may be held by the same person.

Section 2. **Salaries.** The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors.

Section 3. **Term.** The officers of the Corporation shall hold office until their successors are chosen and duly qualified. Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors.

Section 4. **Duties.** The duties and powers of the officers of the Corporation shall be as follows:

a. **Chairman of the Board**. The Chairman of the Board of Directors shall preside at all meetings of the Board of Directors and shall have such other duties as the Board of Directors may assign to him and he may accept.

b. **President and Chief Executive Officer.** The President shall be the Chief Executive Officer, shall preside at all meetings of the Shareholders, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect.

c. **Vice-Presidents**. In the absence of the President or in the event of his inability or refusal to act, the Vice-President (or in the event there be more than one Vice-President, the Vice-Presidents in the order designated by the Directors, or in the absence of any designation, then in the order of their seniority) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice-Presidents shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

d. **Chief Operating Officer.** Chief Operating Officer shall be responsible for the day to day operations of the Corporation and shall supervise the activities of all employees, under the supervision of the President. The Chief Operating Officer shall report directly to the President.

e. **Secretary.** The Secretary or an Assistant Secretary, shall attend all meetings of the Board of Directors and all meetings of the Shareholders and record all the proceedings of the meetings of the Corporation and of the Board of Directors in a book to be kept for that purpose and shall perform like duties for the standing Committees when required. They shall give, or cause to be given, notice of special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision they shall be.

f. **Assistant Secretary.** The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the Secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe, providing that an Assistant Secretary cannot certify the authority of a person to act for the Corporation unless he is also a certifying official.

g. **Chief Marketing Officer.** The Chief Marketing Officer shall direct the marketing operations of the Corporation, including the hiring of sales and marketing personnel, the development of sales and marketing plans and materials, the solicitation and selection of media partners and the supervision of the activities of sales representatives.

Section 5. **Removal.** The Board of Directors may remove any officer at any time, with or without cause, but no such removal shall affect the contract rights, if any, of the person so removed.

Section 6. **Resignation.** Subject to the terms of a written employment agreement, any officer of the Corporation may resign at any time by giving written notice to the President or, in the case of a resigning President, the Board of Directors. The resignation of an officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 7. **Standard of Conduct.** An officer shall discharge his duties as an officer (i) in good faith; (ii) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (iii) in a manner the officer believes to be in the best interests of the Corporation.

ARTICLE VIII.

INDEMNIFICATION OF OFFICERS, DIRECTORS AND OTHERS

Section 1. The corporation shall indemnify, to the full extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 2. The corporation shall, to the full extent permitted by law, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 3. To the extent that a present or former director or officer of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

Section 4. Any indemnification under Sections 1 and 2 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 1 and 2. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders.

Section 5. Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this ARTICLE. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

Section 6. The indemnification and advancement of expenses provided by, or granted pursuant to, the other sections of this ARTICLE shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

Section 7. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this ARTICLE.

Section 8. The indemnification and advancement of expenses provided by, or granted pursuant to, this ARTICLE shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

ARTICLE IX.

EMERGENCY BYLAW

In the event that a quorum of directors cannot be readily assembled because of a catastrophic event, the Board of Directors may take action by the affirmative vote of a majority of those directors present at a meeting and may exercise any emergency power granted to a Board of Directors under the Act not inconsistent with this bylaw. If less than three regularly elected directors are present, the director present having the greatest seniority as a director may appoint one or more persons (not to exceed the number most recently elected to the board) from among the officers or other executive employees of the Corporation to serve as substitute directors. If no regularly elected director is present, the officer present having the greatest seniority as an officer shall serve as a substitute director, shall appoint up to four additional persons from among the officers or other executive employees of the Corporation to serve as substitute directors.

ARTICLE X.

CORPORATE SEAL

The Corporation may have a corporate seal, but the use of or failure to use any such seal shall not have any legal effect on any action taken or instrument executed by or on behalf of the Corporation. The seal may be used by impressing or affixing it to an instrument or by causing a facsimile thereof to be printed or otherwise reproduced thereon.

ARTICLE XI.

FISCAL YEAR

The fiscal year of the Corporation shall be the calendar year.

ARTICLE XII.

AMENDMENT

The Board of Directors may amend or repeal these bylaws, unless (i) the Certificate of Incorporation or the Act reserves this power exclusively to shareholders or (ii) the shareholders, in amending or repealing a particular bylaw, provide expressly that the Board of Directors may not amend or repeal that bylaw. Shareholders may amend or repeal any bylaw, even though the bylaws may also be amended or repealed by the Board of Directors.

ARTICLE XIII.

DEFINITIONS

The term "Act" as used in these bylaws refers to the Delaware General Corporation Law, as amended from time to time. Terms defined in the Act shall have the same meanings when used in these bylaws.

FORM 1-A

Exhibit 3.1

Form of Stock Certificate

MD Technologies Inc.

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE
AUTHORIZED: 30,000,000 COMMON SHARES, $.0004 PAR VALUE

SEE REVERSE FOR CERTAIN DEFINITIONS

CUSIP 552688 10 3

This Certifies That

is the owner of

FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK, $.0004PAR VALUE OF

MD Technologies Inc.

transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed. This Certificate and the shares represented hereby are subject to all of the provisions of the Certificate of Incorporation, to all of which the holder by acceptance hereby assents. This Certificate is not valid until countersigned by the Transfer Agent.

IN WITNESS WHEREOF, the said Corporation has caused this Certificate to be signed by its duly authorized officers and to be sealed with the Seal of the Corporation.

Dated:

William C. Ellar
SECRETARY

MD TECHNOLOGIES INC. CORPORATE SEAL DELAWARE

William D. Davis
PRESIDENT

COUNTERSIGNED:
CORPORATE STOCK TRANSFER, INC.
3200 Cherry Creek South Drive, Suite 430, Denver, CO 80209

By: ________________
Transfer Agent and Registrar Authorized Officer

FORM 1-A

Exhibit 4

Subscription Agreement

MEDTOPIA®

MD TECHNOLOGIES INC.

SUBSCRIPTION AGREEMENT

MD Technologies Inc.
620 Florida St., Suite 200
Baton Rouge, LA 70801

Ladies and Gentlemen:

1. PURCHASE OF COMMON STOCK. I hereby agree to purchase ____________________ shares of voting common stock (par value $0.0004) (the "Shares") of MD Technologies Inc. (the "Company") for _______________ U.S. Dollars (number of Shares to be purchased multiplied by $2.40). I acknowledge that the Company reserves the right, in its sole and absolute discretion, to accept or reject this subscription and the subscription will not be binding until accepted by the Company in writing.

2. PAYMENT. I agree to deliver to the Company immediately available funds in the full amount due under this Agreement, by certified or cashier's check payable to the "MD Technologies Inc."

3. ISSUANCE OF SHARES. The Shares subscribed for herein will only be issued upon acceptance by the Company and upon satisfaction of the terms and conditions of their purchase.

4. REPRESENTATION AND WARRANTIES. I understand that the offering and sale of the Shares is being offered under an exemption pursuant to Regulation A under (i) the Securities Act of 1933, as amended (the "Securities Act"), and (ii) various states in compliance with their administration and enforcement of the respective states' blue sky laws and regulations. In accordance therewith and in furtherance thereof, I represent and warrant to and agree with the Company as follows:

a. I am a resident of the State of _______________ as of the date of this Agreement and I have no present intention of becoming a resident of any other state or jurisdiction;

b. I have received and have reviewed the Company's Offering Circular dated ____________, 2003;

c. I have had a reasonable opportunity to ask questions of and receive answers from a person or persons acting on behalf of the Company concerning this investment, including the terms and conditions of this offering, and all such questions have been answered to my full satisfaction;

5. IRREVOCABILITY; BINDING EFFECT. I hereby acknowledge and agree that the purchase hereunder is irrevocable, that I am not entitled to cancel, terminate or revoke this Agreement or any agreements of the undersigned hereunder and that this Agreement and such other agreements shall survive my death or disability and shall be binding upon and inure to the benefit of the parties and their heirs, executor, administrators, successors, legal representatives and assigns. If the undersigned is more than one person, the obligations of the undersigned hereunder shall be joint and several, and the agreements, representations, warranties and acknowledgments herein contained shall be deemed to be made by and are binding upon each such person and his heirs, executors, administrators, successors, legal representatives and assigns.

6. MODIFICATION. Neither this Agreement not any provisions hereof shall be waived, modified, discharged or terminated except by an instrument in writing signed by the party against whom any such waiver, modification, discharge or termination is sought.

7. NOTICES. Any notice, demand or other communication which any party hereto may require, or may elect to give to anyone interested hereunder shall be sufficiently given if (a) deposited, postage prepaid, in a United States mail box, stamped registered or certified mail, return receipt requested addressed to such address as may be listed on the books of the Company, (b) delivered personally at such address, or (c) delivered (in person, or by a facsimile transmission, telex or similar telecommunications equipment) against receipt.

8. COUNTERPARTS. This Agreement may be executed through the use of separate signature pages or in any number of counterparts, and each of such counterparts shall, for all purposes, constitute one agreement binding on all parties, notwithstanding that all parties are not signatories to the same counterpart.

9. ENTIRE AGREEMENT. This Agreement contains the entire agreement of the parties with respect to the subject matter hereof, and there are no representations, covenants or other agreements except as stated or referred to herein.

10. SEVERABILITY. Each provision of the Agreement is intended to be severable from every other provision, and the invalidity or illegality of any portion hereof shall not affect the validity or legality of the remainder hereof.

11. ASSIGNABILITY. This Agreement is not transferable or assignable by the undersigned except as may be provided herein.

12. APPLICABLE LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Louisiana as applied to residents of that state executing contracts wholly to be performed in that state.

________________________________ ________________________________

(Signature) (Date)

____

(Printed Name)

LEGAL RESIDENCE ADDRESS OF INVESTOR

____

(Number and Street)

____

(City, State, Zip Code)

____

(Telephone Number)

____

(Social Security/EIN Number)

MAILING ADDRESS OF INVESTOR
(IF DIFFERENT FROM ABOVE)

____

(Number and Street)

____

(City, State, Zip Code)

Accepted as of this _____ day of ______________, 2003

MD TECHNOLOGIES INC.

BY: ________________________________
William D. Davis
President

FORM 1-A

Exhibit 6.1

Employment Agreement of William D. Davis

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT is entered into by and between MD Technologies, Inc., a Delaware corporation (the "Company"), and William D. Davis, the undersigned individual ("Executive").

RECITAL

The Company and Executive desire to enter into an Employment Agreement setting forth the terms and conditions of Executive's employment with the Company.

CONDITION PRECEDENT

This Agreement shall become effective on the day the Company secures and receives at least $1.5 (One and one-half) million in funding. If the Company does not secure and receive such funding by May 2004, this Agreement shall become null and void.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the Company and Executive agree as follows:

1) **Employment.**

(a) Term. The Company hereby employs Executive to serve as CEO and CTO and to serve in such additional or different position or positions as the Company may determine in its sole discretion. The term of employment shall be for a period of Five (5) years ("Employment Period"), unless earlier terminated as set forth herein, and is to commence on the date set forth in the above referenced "Condition Precedent" paragraph.

(b) Duties and Responsibilities. Executive will report to the Company's Board of Directors. Within the limitations established by the Bylaws of the Company, the Executive shall have each and all of the duties and responsibilities of that position and such other or different duties on behalf of the Company, as may be assigned from time to time by the Company's Board. Executive will be responsible for the overall administration and operation of the Company and such other specific duties and responsibilities as the Company shall from time to time assign. In conjunction with other Company executives, he will guide and participate in strategic long-range planning.

(c) Location. The initial principal location at which Executive shall perform services for the Company shall be 620 Florida St., Suite 200, Baton Rouge, La. 70801.

2) **Compensation.**

(a) Base Salary. Executive shall be paid an initial base salary ("Base Salary") at the annual rate of $ 102,000, payable in bi-monthly installments consistent with Company's payroll practices. The annual Base Salary shall be reviewed on or before January 1 of each year by the Board of Directors of the Company to determine if such Base Salary should be increased for the following year in recognition of services to the Company. The Company shall raise the Executive's salary yearly by an amount not less than the increase in the Consumer Price Index ("CPI") for All Urban Consumers over the previous 12 months, as published by the United States Department of Labor, Bureau of Labor Statistics. While raises above CPI cannot be guaranteed, the Company indicates its good faith intention to adjust Executive's salary to approximate the salary being paid other Executives in similarly situated companies, whenever the Company's financial condition permits.

(b) Payment. Payment of all compensation to Executive hereunder shall be made in accordance with the relevant Company policies in effect from time to time, including normal payroll practices, and shall be subject to all applicable employment and withholding taxes.

(c) Bonus. Should the Company's financial condition permit, Executive shall be paid a bonus that approximates bonuses being paid to executives in similarly situated companies.

3) **Other Employment Benefits.**

(a) Business Expenses. Upon submission of itemized expense statements in the manner specified by the Company, Executive shall be entitled to reimbursement for reasonable travel and other reasonable business expenses duly incurred by Executive in the performance of his duties under this Agreement.

(b) Auto Allowance. Company shall provide Executive with an automobile allowance for the use of his automobile for Company business of $300 per month. The Company shall also reimburse Executive for gasoline usage at the rate of 30 cents ($0.30) per mile traveled on Company business.

(b) Benefit Plans. Executive shall be entitled to participate in any benefit plan offered by the Company to its employees during the term of this Agreement (other than stock option or stock incentive plans, which are governed by Section 3(d) below). Nothing in this Agreement shall preclude the Company or any affiliate of the Company from terminating or amending any employee benefit plan or program from time to time.

(c) Vacation. Executive shall be entitled to three (3) weeks of vacation each year of full employment, exclusive of legal holidays, as long as the scheduling of Executive's vacation does not interfere with the Company's normal business operations. In no event, however, should Executive accrue more than 3 weeks of unused vacation, i.e., the cap is 3 weeks, at which point Executive will no longer accrue any more vacation until same is used.

(d) Stock Options. Executive shall be entitled to options to acquire shares of the Common Stock of the Company pursuant to the terms of a Stock Option Plan to be adopted by the Company.

(e) No Other Benefits. Executive understands and acknowledges that the compensation specified in Sections 2 and 3 of this Agreement shall be in lieu of any and all other compensation, benefits and plans.

4) **Executive's Business Activities**. Executive shall devote the substantial portion of Executive's entire business time, attention and energy exclusively to the business and affairs of the Company and its affiliates, as its business and affairs now exist and as they hereafter may be changed. Executive may serve as a member of the Board of Directors of other organizations that do not compete with the Company, and may participate in other professional, civic, governmental organizations and activities that do not materially affect his ability to carry out his duties hereunder.

5) **Termination of Employment.**

(a) By Company for Cause. Notwithstanding anything herein to the contrary, the Company may terminate Executive's employment hereunder for cause which includes: willful misconduct, gross negligence; theft, fraud or other illegal conduct; refusal or unwillingness to perform duties; sexual harassment; conduct which reflects adversely upon, or making any remarks disparaging of, the Company, its Board, officers, directors, advisors or employees or its affiliates or subsidiaries; insubordination; any willful act that is likely to and which does in fact have the effect of injuring the reputation, business or a business relationship of the Company; violation of any fiduciary duty; violation of any duty of loyalty; and breach of any term of this Agreement. Upon termination for cause, the Company shall have no further obligation to Executive except to pay all accrued but unpaid base salary and vacation to the date of termination.

The Company shall not terminate the employment of Executive without first providing Executive thirty (30) days' written notice of such failure, and affording Executive the ability to cure such failure within a reasonable time thereafter if the failure is such that can reasonably be cured by Executive, such notice to be given in good faith and to specify in reasonable detail the basis of such notice.

(b) By Executive for Cause. This contract may be voided for cause by Executive. For purposes of this Section, "Cause" is hereby defined as: failure of Company to pay Executive his salary and other benefits when due; Bankruptcy or placement of Company in receivership; failure of the Company to implement the business plan approved by its Board of Directors for a period of 24 months.

(c) Cooperation. After notice of termination, Executive shall cooperate with the Company, as reasonably requested by the Company, to effect a transition of Executive's responsibilities and to ensure that the Company is aware of all matters being handled by Executive.

6. **Disability of Executive.** The Company may terminate this Agreement without liability if Executive shall be permanently prevented from properly performing his essential duties hereunder with reasonable accommodation by reason of illness or other physical or mental incapacity for a period of more than one hundred and twenty [120] consecutive calendar days. Upon such termination, Executive shall be entitled to all accrued but unpaid Base Salary and vacation.

7. **Death of Executive.** In the event of the death of Executive during the Employment Period, the Company's obligations hereunder shall automatically cease and terminate; provided, however, that within 30 days of Executive's death the Company shall pay to Executive's heirs or personal representatives Executive's Base Salary and accrued vacation accrued to the date of death.

8. **Confidentiality**. Executive recognizes that as a result of his employment by the Company prior to the date of this Agreement, as well as his future employment under this Agreement, Executive has become informed and will in the future become further informed of a variety of confidential and proprietary information, documents, and correspondence concerning the Company; its future capital improvement, marketing, and other plans; its employees; and its clients and/or patients. Executive hereby agrees that he will, not only during the term of his employment pursuant to this Agreement, but also after the termination of such employment:

(a) Treat all such information, documents, and correspondence with the same degree of confidentiality as they are treated by the Company.

9. **Non-Competition.**

(a) Executive agrees that during the term of his employment with the Company and for a period of one (1) year thereafter, he will refrain from carrying on or engaging in a business similar to that of the Company, serving as an officer, partner, director, manager, or similar official of or consultant to any company engaged in the business of providing medical practice management software and/or medical billing services and/or from soliciting customers of the Company in the cities of Miami and Atlanta or within the Parishes of Lafayette, Iberia, East Baton Rouge, Jefferson, Orleans, and St. Tammany, State of Louisiana, so long as the Company carries on a like business in such Cities and Parishes

(b) Executive acknowledges that his agreement not to compete with the Company is necessarily of a special, unique and extraordinary nature, and that the loss arising from a breach hereof cannot reasonably and adequately be compensated by money damages and will cause the Company to suffer irreparable harm. Accordingly, Executive consents and agrees that upon the failure of Executive to comply with the obligations of subparagraph (a) of this paragraph at any time, the Company shall be entitled, among and in addition to any other rights or remedies available hereunder or otherwise, to injunctive or other extraordinary relief to prevent Executive from committing or continuing a breach of such obligations.

10. **Exclusive Employment.** During employment with the Company, Executive will not do anything to compete with the Company's present or contemplated business, nor will he plan or organize any competitive business activity. Executive will not enter into any agreement which conflicts with his or her duties or obligations to the Company. Executive will not during his employment or within one (1) year after it ends, without the Company's express written consent, directly or indirectly, solicit or encourage any employee, agent, independent contractor, supplier, customer, consultant or any other person or company to terminate or alter a relationship with the Company.

10. **Assignment and Transfer**. Executive's rights and obligations under this Agreement shall not be transferable by assignment or otherwise, and any purported assignment, transfer or delegation thereof shall be void. This Agreement shall inure to the benefit of, and be binding upon and enforceable by, any purchaser of substantially all of Company's assets, any corporate successor to Company or any assignee thereof.

11. **No Inconsistent Obligations.** Executive is aware of no obligations, legal or otherwise, inconsistent with the terms of this Agreement or with Executive's undertaking employment with the Company. Executive will not disclose to the Company, or use, or induce the Company to use, any proprietary information or trade secrets of others. Executive represents and warrants that he or she has returned all property and confidential information belonging to all prior employers.

12. **Miscellaneous.**

(a) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Louisiana without regard to conflict of law principles.

(b) Amendment. This Agreement may be amended only by a writing signed by Executive and by a duly authorized representative of the Company.

(c) Entire Agreement. This agreement contains the entire agreement and understanding between the parties concerning Executive's employment. It is intended by the parties as a complete and exclusive statement of the terms of their agreement. It supersedes and replaces all prior negotiations and all agreements, proposed or otherwise, whether written or oral, concerning Executive's employment with the Company. Any representation, promise or agreement not specifically included in this Agreement shall not be binding upon or enforceable against either party. This is a fully integrated agreement.

(d) Severability. If any provision of this Agreement or the application thereof is held invalid, the invalidity shall not affect other provisions or applications of the Agreement which can be given effect without the invalid provisions or applications and, to this end, the provisions of this Agreement are declared to be severable.

(e) Construction. The headings and captions of this Agreement are provided for convenience only and are intended to have no effect in construing or interpreting this Agreement. The language in all parts of this Agreement shall be in all cases construed according to its fair meaning and not strictly for or against the Company or Executive.

(f) Rights Cumulative. The rights and remedies provided by this Agreement are cumulative, and the exercise of any right or remedy by either party hereto (or by its successor), whether pursuant to this Agreement, to any other agreement, or to law, shall not preclude or waive its right to exercise any or all other rights and remedies.

(g) Nonwaiver. No failure or neglect of either party hereto in any instance to exercise any right, power or privilege hereunder or under law shall constitute a waiver of any other right, power or privilege or of the same right, power or privilege in any other instance. All waivers by either party hereto must be contained in a written instrument signed by the party to be charged and, in the case of the Company, by an officer of the Company (other than Executive) or other person duly authorized by the Company.

(h) Notices. Any notice, request, consent or approval required or permitted to be given under this Agreement or pursuant to law shall be sufficient if in writing, and if and when sent by certified or registered mail, with postage prepaid, to Executive's residence (as noted in the Company's records), or to the Company's general counsel at the company's principal office, as the case may be.

(i) Assistance in Litigation. Executive shall, during and after termination of employment, upon reasonable notice, furnish such information and proper assistance to the Company as may reasonably be required by the Company in connection with any litigation in which it or any of its subsidiaries or affiliates is, or may become a party; provided, however, that such assistance following termination shall be furnished at mutually agreeable times.

(j) Claims Any claim, dispute or controversy in any way arising out of, related to, or connected with this Agreement or the subject matter thereof, or otherwise in any way arising out of, related to, or connected with Executive's employment with the Company, whether during the existence of the employment relationship or afterwards, or the termination of Executive's employment with the Company (collectively, "Claims"), shall be resolved through final and binding arbitration in Baton Rouge, La., pursuant to the then-current National Rules for the Resolution of Employment Disputes of the American Arbitration Association ("AAA"), as modified by this paragraph, before a single arbitrator who is licensed to practice law in, or is a retired judge of, Louisiana. In the event of such arbitration, the prevailing party (as determined by the Arbitrator) shall be entitled to recover all reasonable costs and expenses incurred by such party in connection therewith, including attorneys' fees. The nonprevailing party shall also be solely responsible for all costs of the arbitration, including, but not limited to, the Arbitrator's fees, court reporter fees, and any and all other administrative costs of the arbitration, and promptly shall reimburse the prevailing party for any portion of such costs previously paid by the prevailing party. Any dispute as to the reasonableness of costs and expenses shall be determined by the Arbitrator..

Claims include, but are not limited to, wage and benefit claims; contract claims, including any claim, dispute or controversy arising out of or relating to the Agreement, its enforcement or its interpretation, or because of an alleged breach, default, or misrepresentation in connection with any of its provisions; personal injury claims; tort claims; defamation claims; claims for employment discrimination based on age, sex, race, national origin, color, religion, disability, medical condition, marital status and sexual orientation; claims for harassment, including sexual harassment; and claims for violation of any federal, state, local or other governmental law, constitution, statute, regulation, or ordinance. Without waiving any right to arbitration under this Agreement, a party may seek injunctive or other equitable, provisional relief from a court of competent jurisdiction upon a showing that any potential arbitration award would be rendered ineffectual without such provisional relief. Only the following claims are excluded from this Agreement: (1) Claims for workers' compensation, unemployment compensation, or state disability benefits, and claims based upon any pension or welfare benefit plan the terms of which contain an arbitration or other non-judicial dispute resolution procedure, and (2) Claims within the exclusive jurisdiction of the National Labor Relations Board.

Except as may be necessary to enter judgment upon the award or to the extent required by applicable law, all Claims, defenses and proceedings (including, without limiting the generality of the foregoing, the existence of the controversy and the fact that there is an arbitration proceeding) shall be treated in a confidential manner by the Arbitrator, the parties and their counsel, and each of their agents, and employees and all others acting on behalf of or in concert with them. Without limiting the generality of the foregoing, no one shall divulge to any third party or person not directly involved in the arbitration the contents of the pleadings, papers, orders, hearings, trials, or awards in the arbitration, except as may be necessary to enter judgment upon an award as required by applicable law. Any court proceedings relating to the arbitration hereunder, including, without limiting the generality of the foregoing, to prevent or compel arbitration or to confirm, correct, vacate or otherwise enforce an arbitration award, shall be filed under seal with the court, to the extent permitted by law.

MD Technologies, Inc.
Name: [signature]
Title: CHAIRMAN
Date: 8-8-03

William D. Davis
Name: [signature]
Date: 8/7/03

FORM 1-A

Exhibit 6.2

Employment Agreement of Jose S. Canseco

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT is entered into by and between MD Technologies, Inc., a Delaware corporation (the "Company"), and Jose S. Canseco, the undersigned individual ("Executive").

RECITAL

The Company and Executive desire to enter into an Employment Agreement setting forth the terms and conditions of Executive's employment with the Company.

CONDITION PRECEDENT

This Agreement shall become effective on the day the Company secures and receives at least $1.5 (One and one-half) million in funding. If the Company does not secure and receive such funding by May 2004, this Agreement shall become null and void.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the Company and Executive agree as follows:

1) **Employment.**

(a) Term. The Company hereby employs Executive to serve as V-P of Planning and Development and to serve in such additional or different position or positions as the Company may determine in its sole discretion. The term of employment shall be for a period of Five (5) years ("Employment Period"), unless earlier terminated as set forth herein, and is to commence on the date set forth in the above referenced "Condition Precedent" paragraph.

(b) Part Time Status. Executive will be required to work a minimum of 20 hours per week. Executive shall have the discretion in setting his work schedule.

(c) Full Time Status. Upon mutual agreement between the Board and Executive, Executive may become a full time employee of the Company at such time as Executive notifies the Board of his availability for full time employment. In such event, Executive's salary shall be Five Thousand Dollars per year $5,000 (Five Thousand) below the CEO's salary.

(b) Duties and Responsibilities. Executive will report to the Company's Board of Directors. Within the limitations established by the Bylaws of the Company, the Executive shall have each and all of the duties and responsibilities of that position and such other or different duties on behalf of the Company, as may be assigned from time to time by the Company's Board. Executive will be responsible for the overall strategic planning and development of the Company and such other specific duties and responsibilities as the Company shall from time to time assign.

(c) Location. The initial principal location at which Executive shall perform services for the Company shall be in New Orleans, Louisiana at an office of Executive's choosing and/or 620 Florida St., Suite 200, Baton Rouge, La. 70801.

2) **Compensation.**

(a) Base Salary. Executive shall be paid an initial base salary ("Base Salary") at the annual rate of $ 42,000, payable in bi-monthly installments consistent with Company's payroll practices. The annual Base Salary shall be reviewed on or before January 1 of each year by the Board of Directors of the Company to determine if such Base Salary should be increased for the following year in recognition of services to the Company. The Company shall raise the Executive's salary yearly by an amount not less than the increase in the Consumer Price Index ("CPI") for All Urban Consumers over the previous 12 months, as published by the United States Department of Labor, Bureau of Labor Statistics. While raises above CPI cannot be guaranteed, the Company indicates its good faith intention to adjust Executive's salary to approximate the salary being paid other Executives in similarly situated companies, whenever the Company's financial condition permits.

(b) Payment. Payment of all compensation to Executive hereunder shall be made in accordance with the relevant Company policies in effect from time to time, including normal payroll practices, and shall be subject to all applicable employment and withholding taxes.

(c) Bonus. Should the Company's financial condition permit, Executive shall be paid a bonus that approximates bonuses being paid to executives in similarly situated companies.

3) **Other Employment Benefits.**

(a) Business Expenses. Upon submission of itemized expense statements in the manner specified by the Company, Executive shall be entitled to reimbursement for reasonable travel and other reasonable business expenses duly incurred by Executive in the performance of his duties under this Agreement.

(b) Auto Allowance. Company shall provide Executive with an automobile allowance for the use of his automobile for Company business of $300 per month. The Company shall also reimburse Executive for gasoline usage at the rate of 30 cents ($0.30) per mile traveled on Company business.

(b) Benefit Plans. Executive shall be entitled to participate in any benefit plan offered by the Company to its employees during the term of this Agreement (other than stock option or stock incentive plans, which are governed by Section 3(d) below). Nothing in this Agreement shall preclude the Company or any affiliate of the Company from terminating or amending any employee benefit plan or program from time to time.

(c) Vacation. Executive shall be entitled to three (3) weeks of vacation each year of full employment, exclusive of legal holidays, as long as the scheduling of Executive's vacation does not interfere with the Company's normal business operations. In no event, however, should Executive accrue more than 3 weeks of unused vacation, i.e., the cap is 3 weeks, at which point Executive will no longer accrue any more vacation until same is used.

(d) Stock Options. Executive shall be entitled to options to acquire shares of the Common Stock of the Company pursuant to the terms of a Stock Option Plan to be adopted by the Company.

(e) No Other Benefits. Executive understands and acknowledges that the compensation specified in Sections 2 and 3 of this Agreement shall be in lieu of any and all other compensation, benefits and plans.

4) **Executive's Business Activities**. Condition precedent: This provision shall only apply in the event the Executive becomes a full time employee of the Company. In such event, Executive shall devote the substantial portion of Executive's entire business time, attention and energy exclusively to the business and affairs of the Company and its affiliates, as its business and affairs now exist and as they hereafter may be changed. Executive may serve as a member of the Board of Directors of other organizations that do not compete with the Company, and may participate in other professional, civic, governmental organizations and activities that do not materially affect his ability to carry out his duties hereunder.

5) **Termination of Employment.**

(a) By Company for Cause. Notwithstanding anything herein to the contrary, the Company may terminate Executive's employment hereunder for cause which includes: willful misconduct, gross negligence; theft, fraud or other illegal conduct; refusal or unwillingness to perform duties; sexual harassment; conduct which reflects adversely upon, or making any remarks disparaging of, the Company, its Board, officers, directors, advisors or employees or its affiliates or subsidiaries; insubordination; any willful act that is likely to and which does in fact have the effect of injuring the reputation, business or a business relationship of the Company; violation of any fiduciary duty; violation of any duty of loyalty; and breach of any term of this Agreement. Upon termination for cause, the Company shall have no further obligation to Executive except to pay all accrued but unpaid base salary and vacation to the date of termination.

The Company shall not terminate the employment of Executive without first providing Executive thirty (30) days' written notice of such failure, and affording Executive the ability to cure such failure within a reasonable time thereafter if the failure is such that can reasonably be cured by Executive, such notice to be given in good faith and to specify in reasonable detail the basis of such notice.

(b) By Executive for Cause. This contract may be voided for cause by Executive. For purposes of this Section, "Cause" is hereby defined as: failure of

Company to pay Executive his salary and other benefits when due; Bankruptcy or placement of Company in receivership; failure of the Company to implement the business plan approved by its Board of Directors for a period of 24 months.

(c) Cooperation. After notice of termination, Executive shall cooperate with the Company, as reasonably requested by the Company, to effect a transition of Executive's responsibilities and to ensure that the Company is aware of all matters being handled by Executive.

6. **Disability of Executive.** The Company may terminate this Agreement without liability if Executive shall be permanently prevented from properly performing his essential duties hereunder with reasonable accommodation by reason of illness or other physical or mental incapacity for a period of more than one hundred and twenty [120] consecutive calendar days. Upon such termination, Executive shall be entitled to all accrued but unpaid Base Salary and vacation.

7. **Death of Executive.** In the event of the death of Executive during the Employment Period, the Company's obligations hereunder shall automatically cease and terminate; provided, however, that within 30 days of Executive's death the Company shall pay to Executive's heirs or personal representatives Executive's Base Salary and accrued vacation accrued to the date of death.

8. **Confidentiality.** Executive recognizes that as a result of his employment by the Company prior to the date of this Agreement, as well as his future employment under this Agreement, Executive has become informed and will in the future become further informed of a variety of confidential and proprietary information, documents, and correspondence concerning the Company; its future capital improvement, marketing, and other plans; its employees; and its clients and/or patients. Executive hereby agrees that he will, not only during the term of his employment pursuant to this Agreement, but also after the termination of such employment:

(a) Treat all such information, documents, and correspondence with the same degree of confidentiality as they are treated by the Company.

9. **Non-Competition.**

(a) Executive agrees that during the term of his employment with the Company and for a period of one (1) year thereafter, he will refrain from carrying on or engaging in a business similar to that of the Company, serving as an officer, partner, director, manager, or similar official of or consultant to any company engaged in the business of providing medical practice management software and/or medical billing services and/or from soliciting customers of the Company in the cities of Miami and Atlanta or within the Parishes of Lafayette, Iberia, East Baton Rouge, Jefferson, Orleans, and St. Tammany, State of Louisiana, so long as the Company carries on a like business in such Cities and Parishes

(b) Executive acknowledges that his agreement not to compete with the Company is necessarily of a special, unique and extraordinary nature, and that the loss arising from a breach hereof cannot reasonably and adequately be compensated by money damages and will cause the Company to suffer irreparable harm. Accordingly, Executive consents and agrees that upon the failure of Executive to comply with the obligations of subparagraph (a) of this paragraph at any time, the Company shall be entitled, among and in addition to any other rights or remedies available hereunder or otherwise, to injunctive or other extraordinary relief to prevent Executive from committing or continuing a breach of such obligations.

10. **Exclusive Employment.** During employment with the Company, Executive will not do anything to compete with the Company's present or contemplated business, nor will he plan or organize any competitive business activity. Executive will not enter into any agreement which conflicts with his or her duties or obligations to the Company. Executive will not during his employment or within one (1) year after it ends, without the Company's express written consent, directly or indirectly, solicit or encourage any employee, agent, independent contractor, supplier, customer, consultant or any other person or company to terminate or alter a relationship with the Company.

10. **Assignment and Transfer.** Executive's rights and obligations under this Agreement shall not be transferable by assignment or otherwise, and any purported assignment, transfer or delegation thereof shall be void. This Agreement shall inure to the benefit of, and be binding upon and enforceable by, any purchaser of substantially all of Company's assets, any corporate successor to Company or any assignee thereof.

11. **No Inconsistent Obligations.** Executive is aware of no obligations, legal or otherwise, inconsistent with the terms of this Agreement or with Executive's undertaking employment with the Company. Executive will not disclose to the Company, or use, or induce the Company to use, any proprietary information or trade secrets of others. Executive represents and warrants that he or she has returned all property and confidential information belonging to all prior employers.

12. **Miscellaneous.**

(a) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Louisiana without regard to conflict of law principles.

(b) Amendment. This Agreement may be amended only by a writing signed by Executive and by a duly authorized representative of the Company.

(c) Entire Agreement. This agreement contains the entire agreement and understanding between the parties concerning Executive's employment. It is intended by the parties as a complete and exclusive statement of the terms of their agreement. It supersedes and replaces all prior negotiations and all agreements, proposed or otherwise, whether written or oral, concerning Executive's employment with the Company. Any representation, promise or agreement not specifically included in this

Agreement shall not be binding upon or enforceable against either party. This is a fully integrated agreement.

(d) Severability. If any provision of this Agreement or the application thereof is held invalid, the invalidity shall not affect other provisions or applications of the Agreement which can be given effect without the invalid provisions or applications and, to this end, the provisions of this Agreement are declared to be severable.

(e) Construction. The headings and captions of this Agreement are provided for convenience only and are intended to have no effect in construing or interpreting this Agreement. The language in all parts of this Agreement shall be in all cases construed according to its fair meaning and not strictly for or against the Company or Executive.

(f) Rights Cumulative. The rights and remedies provided by this Agreement are cumulative, and the exercise of any right or remedy by either party hereto (or by its successor), whether pursuant to this Agreement, to any other agreement, or to law, shall not preclude or waive its right to exercise any or all other rights and remedies.

(g) Nonwaiver. No failure or neglect of either party hereto in any instance to exercise any right, power or privilege hereunder or under law shall constitute a waiver of any other right, power or privilege or of the same right, power or privilege in any other instance. All waivers by either party hereto must be contained in a written instrument signed by the party to be charged and, in the case of the Company, by an officer of the Company (other than Executive) or other person duly authorized by the Company.

(h) Notices. Any notice, request, consent or approval required or permitted to be given under this Agreement or pursuant to law shall be sufficient if in writing, and if and when sent by certified or registered mail, with postage prepaid, to Executive's residence (as noted in the Company's records), or to the Company's general counsel at the company's principal office, as the case may be.

(i) Assistance in Litigation. Executive shall, during and after termination of employment, upon reasonable notice, furnish such information and proper assistance to the Company as may reasonably be required by the Company in connection with any litigation in which it or any of its subsidiaries or affiliates is, or may become a party; provided, however, that such assistance following termination shall be furnished at mutually agreeable times.

(j) Claims Any claim, dispute or controversy in any way arising out of, related to, or connected with this Agreement or the subject matter thereof, or otherwise in any way arising out of, related to, or connected with Executive's employment with the Company, whether during the existence of the employment relationship or afterwards, or the termination of Executive's employment with the Company (collectively, "Claims"), shall be resolved through final and binding arbitration in Baton Rouge, La., pursuant to the then-current National Rules for the Resolution of Employment Disputes of the American Arbitration Association ("AAA"), as modified by this paragraph, before a single arbitrator who is licensed to practice law in, or is a retired judge of, Louisiana. In the event of such arbitration, the prevailing party (as determined by the Arbitrator) shall be entitled to recover all reasonable costs and expenses incurred by such party in connection therewith, including attorneys' fees. The nonprevailing party shall also be solely responsible for all costs of the arbitration, including, but not limited to, the Arbitrator's fees, court reporter fees, and any and all other administrative costs of the arbitration, and promptly shall reimburse the prevailing party for any portion of such costs previously paid by the prevailing party. Any dispute as to the reasonableness of costs and expenses shall be determined by the Arbitrator.

Claims include, but are not limited to, wage and benefit claims; contract claims, including any claim, dispute or controversy arising out of or relating to the Agreement, its enforcement or its interpretation, or because of an alleged breach, default, or misrepresentation in connection with any of its provisions; personal injury claims; tort claims; defamation claims; claims for employment discrimination based on age, sex, race, national origin, color, religion, disability, medical condition, marital status and sexual orientation; claims for harassment, including sexual harassment; and claims for violation of any federal, state, local or other governmental law, constitution, statute, regulation, or ordinance. Without waiving any right to arbitration under this Agreement, a party may seek injunctive or other equitable, provisional relief from a court of competent jurisdiction upon a showing that any potential arbitration award would be rendered ineffectual without such provisional relief. Only the following claims are excluded from this Agreement: (1) Claims for workers' compensation, unemployment compensation, or state disability benefits, and claims based upon any pension or welfare benefit plan the terms of which contain an arbitration or other non-judicial dispute resolution procedure, and (2) Claims within the exclusive jurisdiction of the National Labor Relations Board.

Except as may be necessary to enter judgment upon the award or to the extent required by applicable law, all Claims, defenses and proceedings (including, without limiting the generality of the foregoing, the existence of the controversy and the fact that there is an arbitration proceeding) shall be treated in a confidential manner by the Arbitrator, the parties and their counsel, and each of their agents, and employees and all others acting on behalf of or in concert with them. Without limiting the generality of the foregoing, no one shall divulge to any third party or person not directly involved in the arbitration the contents of the pleadings, papers, orders, hearings, trials, or awards in the arbitration, except as may be necessary to enter judgment upon an award as required by applicable law. Any court proceedings relating to the arbitration hereunder, including, without limiting the generality of the foregoing, to prevent or compel arbitration or to confirm, correct, vacate or otherwise enforce an arbitration award, shall be filed under seal with the court, to the extent permitted by law.

MD Technologies, Inc.	**Jose S. Canseco**
Name: [signature]	Name: [signature]
Title: CEO	
Date: 8/7/2003	Date: 8-8-03

FORM 1-A

Exhibit 6.3

Joint Development and License Agreement
with Emory Healthcare

JOINT DEVELOPMENT AND LICENSE AGREEMENT

This Joint Development and License Agreement (the "Agreement") is made as of this 13 day of December, 2000 (the "Effective Date"), by and among Emory University, a Georgia non-profit corporation, through its Robert W. Woodruff Health Sciences Center (the "University"), Emory Healthcare, Inc., a Georgia non-profit corporation ("Emory Healthcare"; collectively, the University and Emory Healthcare are referred to in this agreement as "Emory"), and MD Technologies, Inc., a Delaware business corporation ("MDT").

WHEREAS, MDT is an ASP in the business of providing web based-physician practice management tools;

WHEREAS, MDT has developed an internet-based, interactive application for managing personal healthcare and consumer-provider relationships and interactivity with physicians ("My Medtopia"), and an internet-based physician practice management software application providing comprehensive practice management applications for small and medium-sized physician practices ("Medtopia") (collectively, My Medtopia and Medtopia are referred to in this Agreement as the "Applications");

WHEREAS, MDT desires to test, develop, modify and promote the Applications in large, integrated healthcare delivery and multi-specialty physician office settings; and

WHEREAS, Emory is developing the Emory Healthcare website (the "Website") available to its physicians, patients and the general public, and desires to integrate the My Medtopia Health Manager features described in Exhibit A onto its Website; and

WHEREAS, Emory desires to test Medtopia as an alternative practice management system in portions of its healthcare organizations and practices;

WHEREAS, Emory, through its physicians and staff, possesses expertise concerning the information-technology needs of large integrated healthcare delivery organizations and multi-specialty physician office practices;

WHEREAS, MDT and Emory desire to enter into a joint development and licensing collaboration pursuant to which MDT will license the Applications to Emory, and Emory will provide healthcare expertise to assist MDT in testing, designing and developing features and functionality of the Applications for use in large integrated healthcare delivery organizations and multi-specialty physician office practices, and Emory will evaluate the utility of the Application in such organizations.

NOW, THEREFORE, based on the foregoing premises and the mutual promises contained in this Agreement, the Parties hereby agree as follows:

1. <u>Joint Development Program</u>. MDT and Emory desire to undertake collaborative activities to test, develop, design modifications and enhancements to, and add new features and functionality to, the Applications (the "Joint Development Program"). MDT shall provide and license to Emory the Applications for Emory's integration and use, as described herein. Emory's sole responsibility with respect to the Joint Development Program or the implementation of any Development Plan (as defined below) will be to provide healthcare expertise, based on its own business needs, concerning the desirability and usefulness of the Applications in large integrated healthcare organizations and multi-specialty physician office

practices, and propose modifications or additions thereto. MDT shall, at its sole expense, be responsible for providing all technical support and expertise necessary or desirable to design and implement any specifications, suggestions, modifications or additions to the Applications conceived under the Joint Development Program. MDT shall be solely responsible for commercial utilization of the Applications, including without limitation, all marketing, advertising, production, dissemination and sale of the Applications.

2. <u>My Medtopia</u>.

2.1 **License Grant.** MDT hereby grants to Emory a license to integrate the My Medtopia Health Manager onto its Website by placement of a My Medtopia icon on the Website, and to allow Website users who agree to the My Medtopia terms of use mutually acceptable to Emory and MDT to access and use My Medtopia Health Manager at no charge. This license grant shall be effective for a period of eighteen (18) months from the later of (i) the date the Website is made available to the general public for use; or (ii) the date the My Medtopia Health Manager is fully installed and integrated onto the Website and accessible to users. Thereafter, Emory shall have a free, paid-up license to use My Medtopia on its Website until a minimum of five thousand (5,000) subscribers have registered to use My Medtopia through the Website. Thereafter, Emory shall have the option to use My Medtopia by paying MDT the subscription fee that MDT is then charging similarly situated customers, less a fifty percent (50%) discount.

2.2 **Installation and Integration.** Pursuant to a mutually agreeable Development Plan, MDT, with the assistance of Emory, will install and integrate the My Medtopia Health Manager onto the Website. MDT shall also provide, at its expense, training to Emory's employees and agents on the features, functionality and use of the My Medtopia Health Manager.

2.3 **Evaluation.** Emory will evaluate My Medtopia and propose modifications and enhancements thereto, and additional features of, My Medtopia that would be desirable and beneficial to other large integrated healthcare organizations.

2.4 **Emory Physicians.** Provided the My Medtopia Health Manager is integrated onto the Website in a manner acceptable to Emory and performs to the satisfaction of Emory, Emory shall, at its expense, use reasonable efforts to provide information concerning the features and availability of the My Medtopia Health Manager through the Website to its employee physicians. MDT, at its expense, shall make available to Emory My Medtopia Health Manager marketing materials for distribution by Emory to employee physicians. MDT shall cooperate with Emory in making presentations concerning My Medtopia to Emory's employee physicians.

2.5 **Restrictions.** On the Website and in all presentations and materials regarding My Medtopia, Emory will state that the product is provided in conjunction with "MD Technologies, a research affiliate of Emory Healthcare." Emory will provide no endorsement or advertising content on the Website or otherwise with regard to MDT, its products or services (including, without limitation, the Applications), and MDT shall refrain from stating or implying any such endorsement. Emory will be solely responsible for determining if and when to accept any advertising content or sponsorship for any other person or entity on the Website. Furthermore, MDT shall not place any advertising on the My Medtopia application accessible through the Website, without Emory's prior written approval, which may be withheld in Emory's sole discretion.

3. Medtopia.

3.1 **License Grant**. For a period of two (2) years from the date that Medtopia is installed in at least one practice group within Emory's healthcare organization, MDT hereby grants to Emory a license to use, display, perform and reproduce Medtopia in locations and practices mutually agreed to by the parties, solely for the purpose of evaluating the features and functionality of Medtopia necessary and desirable to meet the practice, system and third party needs for the optimal management and operation of Emory's physician practice components. Thereafter, Emory shall have the option to use Medtopia or any of its features in any of its practices by paying MDT the subscription fee that MDT is then charging similarly situated customers, less a forty percent (40%) discount.

3.2 **Installation and Training**. Pursuant to a mutually agreemed Development Plan, MDT shall, with the assistance of Emory, install and integrate Medtopia into its healthcare organizations and practices.. Furthermore, MDT, at its expense, shall provide a minimum of twelve hours of on-site training to Emory's employees and agents at each Emory facility that installs and uses Medtopia.

3.3 **Testing and Evaluation**. Medtopia is currently used exclusively in small and medium-sized physician practices, and the parties acknowledge that as of the date of this Agreement, Medtopia has not been designed for, nor tested for, use in large multi-specialty physician practices such as Emory. Emory will test Medtopia to determine if it is capable of effectively and efficiently operating in large physician practices and healthcare organizations. Emory will also develop and propose modifications and enhancements to, and additional features of, Medtopia that would be beneficial to Emory and other large health care practices and organizations.

4. My Medtopia/Medtopia Interactivity. Provided both Applications are functional with Emory's systems and performs to the satisfaction of Emory, Emory will evaluate the interactive features of My Medtopia and Medtopia as used between physicians and patient to determine the utility and benefits of such interactivity, and to develop and propose modifications, enhancements and additional features thereto.

5. Support and Enhancements. MDT shall provide Emory with a sufficient number of user documentation and/or manuals that clearly and completely cover and describe the use and operation of the Applications. If Emory experiences any problems with either Application, it will promptly notify MDT and MDT shall, at its expense, use reasonable efforts to correct such problems. During the Term, MDT shall make available, at its expense, any and all Application updates, modifications and enhancements that it creates or develops to Emory, for Emory's integration and use.

6. Development Plan. With regard to each Application to be evaluated by Emory, Emory and MDT will cooperate and work together in drafting one or more written plans evaluating the features and functionality of each Application, and developing and proposing modification or additions thereto ("Development Plan(s)"). Emory and MDT will periodically meet at Emory's facilities to discuss and evaluate the progress of the Joint Development Program and the design and implementation of the Development Plan(s).

7. Program Participants. From time to time, Emory will designate employees or agents in various areas relevant to the Joint Development Program, including, but not limited to: (i) information systems; (ii) central business office operations; (iii) accounting department

operations; (iv) clinical healthcare operations; and (v) procurement practices operations ("Program Participants"). These Program Participants shall be available during normal business hours to answer questions and address issues raised by MDT in relation to the Joint Development Program. The total combined time of all Program Participants in connection with the Joint Development Program shall not exceed twenty (20) hours per week.

8. **Program Director**. From time to time, Emory will designate an employee or agent to oversee the Joint Development Program with respect to each Application and to serve as a liaison with MDT with regard to the Joint Development Program (the "Program Director"). The Program Director shall be responsible for approving and implementing the Development Plan(s) and for appointing Emory faculty and staff to participate in the Joint Development Program. Emory may, at its discretion, appoint the same or different Program Directors to oversee the Joint Development Program with respect to each Application. Emory may remove a Program Director at any point, and shall use reasonable efforts to give MDT prior notice of such removal. The Program Director(s) shall at all times be employees or independent contractors, as the case may be, of Emory or its affiliated entities. Compensation of the Program Director(s) shall be the responsibility of Emory or its affiliated entities.

9. **Consulting Agreements**. MDT may enter into consulting agreements with faculty members or employees of Emory involved in the Joint Development Program only with the prior written approval of Emory following disclosure to Emory of the terms of the proposed arrangement. Relationships between MDT and Emory employees will at all times be subject to Emory's applicable conflicts of interest policies.

10. **Ownership and Use**.

10.1 Applications. MDT shall be the exclusive owner throughout the world of, and retain all right, title and interest in and to, the Applications. Emory's right to use the Applications shall be governed by this Agreement.

10.2 Development Results. Each party shall be the exclusive owner throughout the world of and retain all right, title and interest in and to all Joint Development Program-related work product that such party or its employees may solely develop under and subject to this Agreement, including all intellectual property rights therein (the "Development Results"); provided, that the parties shall jointly own throughout the world all right, title and interest in and to Development Results, conceived, developed, or made jointly by the parties or their respective agents or employees. Emory hereby grants to MDT and its successors and/or assigns, an unlimited, worldwide, perpetual license in all portions of any Development Results developed by Emory pursuant to this Agreement (including those produced jointly by Emory and MDT) for the purposes of creating, licensing, commercially exploiting, marketing, disseminating and displaying the Applications. This license shall include, without limitation, the right to reproduce, distribute, display (publicly or otherwise) and create derivative works based upon the Development Results for the above purposes, and shall be exclusive in MDT, its successors and/or assigns, even as against Emory, except that Emory retains the right for it and its affiliated entities to use, reproduce, display, perform and create derivative works from the Development Results (including those produced jointly with MDT) for purposes of scholarship, research and the delivery of healthcare services within Emory. Nothing in this Section shall be construed to limit the rights of Emory or its faculty or employees of publishing, in any medium or format, whether tangible or electronic, works that include facts, ideas or processes contained in or derived from the Development Results for the above-stated purposes.

11. **Limitations of Liability.**

11.1 **Disclaimer of Warranties.** Emory shall not knowingly infringe the intellectual property rights of any third party in producing any Development Results or in any other activity arising under this agreement. EXCEPT FOR THE FORGOING, AND NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, EMORY MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER CONCERNING THE DEVELOPMENT RESULTS OR ANY SERVICES PROVIDED HEREUNDER AND EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING THE WARRANTIES OF MERCHANTABILITY, NON-INFRINGEMENT, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY OR COMPATIBILITY. MDT expressly acknowledges that it accepts the Development Results from Emory "AS IS".

11.2 **Limitation of Damages.** Except as otherwise provided under this Agreement, neither party shall be liable to the other under any legal theory or cause of action for any special, incidental, consequential or other indirect damages, including, without limitation, damages for lost profits or loss of data or Development Results, even if the party has been advised of the possibility of such damages.

11.3 **Releases.** MDT shall include in its arrangements with its licensees and business partners agreements by such licensees and business partners to release Emory and its affiliated entities and their respective employees, trustees and agents from Losses (as hereinafter defined) that they may incur or suffer arising from, related to or connected with any claims brought by third parties in connection with their use of an Application or any Development Results in whatever form.

12. **Publication.**

12.1 **Emory Publications.** Emory may publish information and data generated in the course of the Joint Development Program. Authorship of results of the Joint Development Program will be based on contributions of each party to the Joint Development Program, in accordance with academic standards and customs. Proper acknowledgement will be made for the contributions of each party to the information or data being published.

12.2 **Press Releases.** Emory and MDT shall cooperate to develop and deliver one or more press releases concerning the Joint Development Program. Any such press release will be subject to the prior written approval of both Emory and MDT.

12.3. **Use of Emory's Name and Logos by MDT.** In any advertising or promotional activities concerning the Applications, MDT may state that the Applications were developed in conjunction with Emory and may describe the nature of the Joint Development Program, provided that (i) MDT discloses that Emory has an equity interest in MDT; (ii) MDT does not under any circumstances state or imply that Emory or any of its affiliated entities endorses MDT or any of its products or services, including the Applications; and (iii) MDT obtains Emory's prior written approval before using the name of Emory or any of its affiliated entities in any publication, advertising or promotional materials, regardless of the form or media.

13. **Confidentiality and Non-Disclosure.**

13.1 Confidential Information. "Confidential Information" means information (whether or not specifically labeled or identified as confidential), in any form or medium that is of value to its owner and is treated as confidential. Confidential Information shall not include any information that: (i) was publicly known at the time of its receipt by the receiving party or has become publicly known other than by a breach of this Agreement; (ii) was already known by the receiving party prior to its disclosure, without obligation to keep it confidential, at the time of its receipt, as evidenced by prior documentation thereof; (iii) is developed independently by the receiving party without use of the other party's Confidential Information; (iv) is received by the receiving party in good faith form a third party lawfully in possession thereof without obligation to keep such information confidential and without requiring the receiving party to keep the information confidential; or (v) is required to be disclosed by law, by audit standards, for insurance underwriting purposes, or for conflict resolution.

13.2 Protection Measures. Neither party shall disclose the other party's Confidential Information to any third party or use such Confidential Information for any purpose other then in connection with the Joint Development Program. Each party shall take reasonable measures, consistent with those taken to protect its own Confidential Information, and in no event less than commercially reasonable steps, to protect the other's Confidential Information against disclosures in violation of this Agreement.

13.3 Breach. The parties agree that a breach of the terms of this Section 13 would result in irreparable injury to the non-breaching party for which a remedy in damages would be inadequate. The parties agree that in the event of actual or threatened breach, the non-breaching party shall be entitled to seek an injunction to prevent such actual or threatened breach. Nothing herein shall be construed as prohibiting the disclosing party from pursuing any other remedy available under this Agreement for such actual or threatened breach.

13.4 Survival. The obligations of confidentiality set forth in the Section 13 shall survive the termination or expiration of this Agreement for a period of two (2) years.

14. Compensation.

14.1 Stock Purchase. In consideration of Emory's participation in the Joint Development Program, MDT will issue to Emory, or its designee, a certain number of shares of common stock in MDT pursuant to that certain Stock Purchase Agreement to be entered into by the parties contemporaneously with the execution of this Agreement.

14.2 Royalties. As deferred compensation for Emory's contribution to the Joint Development Program and specifically for the development of the Development Results, MDT shall pay to Emory the following royalties:

(i) Three percent (3%) of gross revenues received from all Medtopia subscription fees paid by users who are healthcare delivery organizations and/or entities that are operated or managed by, or in conjunction with, teaching institutions;

(ii) Three percent (3%) of gross revenues received from all Medtopia subscription fees paid by individual organizations of physicians operating under a single Taxpayer Identification Number who have in excess of twenty-five (25) physician members or providers; and

(iii) Twenty five percent (25%) of gross revenues received from the all sales, licensing, or other commercial exploitation of any product(s) jointly developed by MDT and Emory which are sold, licensed or exploited separately and not as part of the Applications.

MDT shall make such payments to the address provided in Section 19.5 on a quarterly basis and at the time of payment shall provide Emory with a written statement calculating the basis upon which such royalties were calculated. Upon reasonable notice from Emory, MDT shall make available its books and records to Emory for review in conjunction with the calculation of the royalties due hereunder.

14.3 Advertising Revenue Sharing. Emory and MDT shall share equally in all advertising revenues generated by Emory that appear on My Medtopia accessible through the Website.

14.4 License Fee. In consideration of the licenses granted by MDT to Emory hereunder, Emory shall pay to MDT a one-time only license fee in the amount of One Hundred Thousand Dollars ($100,000.00), which shall be due and payable to MDT within ten (10) days of Emory's execution of this Agreement.

15. Indemnification.

15.1 Definition of Losses. For purposes of this Agreement, "Losses" shall mean any and all damages, penalties, fines, awards, judgments, payments, diminution in value and other losses, however suffered or characterized, all interest thereon, all costs and expenses of investigating, defending, or responding to any claim, threatened dispute, administrative proceeding, governmental investigation, lawsuit or arbitration and any appeal therefrom, all actual attorneys' fees incurred in connection therewith, whether or not such claim, lawsuit or arbitration is ultimately defeated, and all amounts paid incident to any compromise or settlement of any such claim, lawsuit or arbitration.

15.2 MDT's Indemnification Obligations. MDT shall defend, indemnify and hold harmless Emory and its affiliated entities, successors and assigns, and their respective officers, directors, trustees, students, employees, members, representatives and agents (individually, an "Indemnified Party" and collectively, the "Indemnified Parties"), from any Losses arising from, related to or connected with: (i) this Agreement, the Applications, the Joint Development Program or any Development Results; (ii) any act or omission of MDT or its directors, officers, agents or employees; (iii) any claim that the Applications, or any portion or use thereof, infringes or misappropriates any patent, copyright, trade secret, trademark or other proprietary right. Notwithstanding the foregoing, MDT shall have no duty to defend, indemnify or hold harmless any Indemnified Party for Losses caused by the willful acts or omissions or gross negligence of, or violation of law by, such Indemnified Party.

15.3 Indemnification Procedures. If Emory receives notice of any claim or other commencement of any action or proceeding with respect to which MDT is obligated to provide indemnification pursuant to this Section, Emory shall give MDT written notice thereof as soon as reasonably practical, which notice shall specify, if known, the amount or an estimate of the amount of the liability arising therefrom. If MDT assumes the defense of an Indemnified Party under this Section, the Indemnified Party shall be entitled to participate in, but not control, any such defense, with its own counsel and at its own expense; except that, if the Indemnified Party, in its sole discretion, determines that there exists a conflict of interest between MDT and the

Indemnified Party, the Indemnified Party shall have the right to engage separate counsel, the reasonable costs and expenses of which shall be paid by MDT.

16. **Insurance.** As of the effective date of this Agreement, MDT shall provide and maintain with a reputable and financially secure commercial carrier having an A.M. Best A rating or above and an A.M. best class size of XII, the insurance coverage listed on Exhibit B. MDT shall name Emory as an additional named insured on its insurance coverage described in this Section. All insurance policies shall provide that they shall not be canceled or allowed to lapse without first giving thirty (30) days' prior written notice to Emory. Prior to the commencement of this Agreement, MDT shall furnish to Emory certificates of insurance evidencing the insurance coverage required under this Section. All such certificates shall indicate the additional named insured status of Emory, and the cancellation/nonrenewal provision required in this Section. Throughout the term of this Agreement, renewal certificates of insurance shall be delivered to Emory no later than thirty (30) days after the renewal anniversary date of any policy.

17. **Joint Development Program Integrity.** Each Party shall comply with applicable law relating to intellectual property, scientific integrity, and ethics in research, testing and development. Emory and its affiliated entities and their respective employees will at all times be governed by its own policies, including, without limit, those related to research and conflicts of interest.

18. **Term and Termination.**

18.1 Term. The term of this Agreement shall commence on the Effective Date and shall continue for two (2) years thereafter, unless earlier terminated as provided herein.

18.2 Mutual Termination. This Agreement may be terminated at any time by mutual written consent of the Parties hereto.

18.3 Termination by MDT. MDT may terminate this Agreement for cause in the event there is a material breach of this Agreement by Emory; provided, however, that MDT must first notify Emory in writing of the breach, and Emory shall have thirty (30) days to remedy the breach to the reasonable satisfaction of MDT. If Emory fails to cure the breach within the thirty (30)-day period, the Agreement shall be terminated.

18.4 Termination by Emory. Emory may terminate this Agreement for cause in the event of a material breach of this Agreement by MDT; provided, however, that Emory must notify MDT in writing of the breach, and MDT shall have thirty (30) days to cure the breach to the reasonable satisfaction of Emory. If MDT fails to cure the breach within the thirty (30)-day period, the Agreement shall be terminated. Notwithstanding the foregoing, MDT shall have fifteen (15) days to cure a breach involving compensation due and owing to Emory. Additionally, Emory may terminate this Agreement upon thirty (30) days written notice to MDT, if Emory, in its sole discretion, determines that Emory's continued participation in the Joint Development Program will jeopardize Emory's tax-exempt status.

19. **Miscellaneous Terms and Conditions.**

19.1 Exhibits. All Exhibits to this Agreement are hereby incorporated by reference.

19.2 Amendment. This Agreement may be amended only in writing by mutual agreement of the parties.

19.3 Independent Contractors. For the purpose of this Agreement and all services to be provided hereunder, Emory and MDT shall be, and shall be deemed to be, an independent contractor and not an agent or employee of the other party.

19.4 Counterparts. This Agreement may be signed in any number of counterparts, and all such counterparts shall be construed together as a single document.

19.5 Notices. All notices and other communications hereunder shall be in writing and shall be sent by personal delivery or registered or certified mail, or overnight delivery service, postage prepaid, or by facsimile with confirmed answer-back, addressed as follows:

If to MDT: C/O Jose S. Canseco, CEO and Chairman
211 N. Roadway Drive
New Orleans, LA 70124

If to Emory: John T. Fox, President and COO
Emory Healthcare
WHSCAB, Suite 420
1440 Clifton Rd. N.E.
Atlanta, GA 30322

Either party may change its address for receiving notice by written notice given to the other party. All notices shall be effective upon the earlier of actual delivery or when deposited in the mail addressed as set forth above.

19.6 Parties in Interest. This Agreement shall bind and inure to the benefit of the parties named herein and their respective permitted successors and assigns, and nothing herein is intended or shall be construed to give any other person or entity any right, remedy or claim under, to or in respect of this Agreement. Except as otherwise provided in this Agreement, neither this Agreement nor any rights or obligations hereunder shall be assignable or delegable by any party without the prior written consent of the other party.

19.7 Compliance with Laws. Each party will comply with all applicable laws and regulations in performing its obligations under this Agreement.

19.8 Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

19.9 Severability. In case any provision of this Agreement or any application thereof shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

19.10 Further Assurances. Each party shall execute and deliver all such further documents and instruments and take all such further actions as may be reasonably required or appropriate to carry out the intent and purposes of this Agreement.

19.11 Survival. Any provision that by its nature or express terms is not capable of being fully performed prior to the expiration or termination of this Agreement, including, without limitation, Sections 10, 11, 12, 13, 14, 15 and 19, shall survive any termination or expiration of this Agreement.

19.12 Force Majeure. Neither party shall be liable for any delay or failure to fulfill any of its obligations under this Agreement, which delay or failure is due to circumstances beyond such party's reasonable control.

19.13 Entire Agreement. This Agreement and the Exhibits hereto contain the entire understanding among the parties with respect to the transactions contemplated hereby and supersede all other agreements and understandings among the parties with regard to the subject matter hereof.

MD Technologies, Inc.	**Emory Healthcare, Inc.**
By: [signature]	By: [signature]
Name: JOSE S. CANSECO	Name:
Title: CEO, CHAIRMAN	Title:
Date: 12/13/00	Date:

Exhibit A
My Medtopia Features

MyMedtopia Features that can currently can be provided to Emory patients without connecting to the EHC system ("My Medtopia Health Manger"):

- Emergency Contacts Lists
- Allergies Tracker
- Diseases and Conditions Research (Healthgate content)
- Medical History Tracker
- Family History Tracker
- Medical Bills and Statements Tracker (logged by patient)
- Personal Calendar
- Appointment Manager Tracker
- Contact Manager
- Diet and Meal plans Tracker
- Exercise and Fitness schedules Tracker
- Vital Signs Tracker
- Utilities for Giving Access to other people
- Delivery of streaming video and similar content

My Medtopia features after interface with Emorys's IDX and other systems to provide interactivity to EHC patients. That interactivity can include as much or as little of the following:

- View medical bills
- Pay medical bills
- View upcoming appointments
- View medications
- Request appointments and possibly schedule their own
- View miscellaneous medical record information
- Request prescription refills
- Follow treatment plans assigned by their physician
- Secure Messaging with Providers

Exhibit B
Required Insurance Coverage

One Million Dollars ($1,000,000.00) in Errors and Omissions Coverage; and

One Million Dollars ($1,000,000.00) in General Liability Coverage (including personal injury and (property damage).

FORM 1-A

Exhibit 6.4

Nonqualified Stock Option Plan

MD TECHNOLOGIES INC.
NONQUALIFIED STOCK OPTION PLAN

EFFECTIVE AUGUST 6, 2003

SECTION 1
PURPOSE

The purpose of this Plan, the MD Technologies Inc. Nonqualified Stock Option Plan Effective August 6, 2003, is to provide a means whereby MD Technologies Inc., a Delaware corporation (the "Corporation"), may attract able persons to remain in or to enter the employ of the Corporation or a Subsidiary, and to provide a means whereby those employees, upon whom the responsibilities of the successful administration, management, planning, and/or organization of the Corporation or Subsidiary may rest, and whose present and potential contributions to the welfare of the Corporation or Subsidiary are of importance, can acquire and maintain stock ownership, thereby strengthening their concern for the long-term welfare of the Corporation or its Subsidiaries. A further purpose of the Plan is to provide employees and individuals or entities with additional incentive and reward opportunities designed to enhance the profitable growth of the Corporation and its Subsidiaries over the long term.

SECTION 2
DEFINITIONS

The following definitions shall be applicable during the term of the Plan unless specifically modified by any paragraph:

(a) *Award* means, individually or collectively, any Option granted pursuant to the Plan.

(b) *Board* means the board of directors of the Corporation.

(c) *Code* means the Internal Revenue Code of 1986, as amended. Reference in the Plan to any Section of the Code shall be deemed to include any amendments or successor provisions to such Section and any regulations under such Section.

(d) *Common Stock* means the Corporation's Common Stock, par value $0.0001 per share.

(e) *Corporation* means MD Technologies Inc.

(f) *Exchange Act* means the Securities Exchange Act of 1934, as amended.

(g) *Fair Market Value* means the closing sale price per share on the date in question, or if no reported sale on such date, on the last preceding date on which any reported sale occurred of the Common Stock on any national stock exchange or, if the Common Stock is not traded publicly, the fair market value per share as determined in good faith by the Board.

(h) *Holder* means an employee, officer, director or individual who has been granted an Award; may sometimes also be referred to as *Optionee.*

(i) *Nonqualified Stock Option* means an Option that is not intended to meet the requirements of Section 422(b) of the Code.

(j) *Option* means an Award granted under Section 7 of the Plan; such Award shall be in the form of a Nonqualified Stock Option to purchase Common Stock.

(k) *Option Agreement* means a written agreement between the Corporation and Holder with respect to an Option.

(l) *Optionee* means an employee, officer, director or individual who has been granted an Option; may sometimes also be referred to as *Holder.*

(m) *Plan* means the MD Technologies Inc. Nonqualified Stock Option Plan Effective August 6, 2003.

(n) *Shareholders Agreement* means any agreement among the shareholders of the Corporation, as may be in effect from time to time.

(o) *Subsidiary* means a company (whether a corporation, partnership, joint venture or other form of entity) in which the Corporation, or a corporation in which the Corporation owns a majority of the shares of capital stock, directly or indirectly, owns an equity interest of fifty percent (50%) or more.

SECTION 3
EFFECTIVE DATE AND DURATION OF THE PLAN

The Plan shall be effective as of August 6, 2003, the date of its adoption by the Board. The Plan shall be terminated and no further Awards may be granted under the Plan after ten (10) years from its effective date. Subject to the provisions of Section 9, the Plan shall remain in effect until all Options granted under the Plan have been exercised or have expired by reason of lapse of time.

SECTION 4
ADMINISTRATION

(a) *Administration of Plan by Board.* The Plan shall be administered by the Board. Members of the Board shall abstain from participating in and deciding matters which directly affect their individual ownership interests under the Plan.

(b) *Eligibility Determination Powers.* The Board shall have sole authority, in its discretion, to determine which employees eligible for participation in accordance with Section 6 shall receive an Award, the time or times when such Award shall be made, and the number of shares of Common Stock which may be issued under each Option. In making such determinations, the Board may take into account the nature of the services rendered by these employees, their present and potential contribution to the success of the Corporation, and such other factors as the Board in its discretion shall deem relevant.

(c) *Additional Powers.* The Board shall have such additional powers as are delegated to it by the other provisions of the Plan. Subject to the express provisions of the Plan, the Board is authorized in its sole discretion, exercised in a nondiscriminatory manner, to construe and interpret the Plan and the respective agreements executed thereunder, to prescribe such rules and regulations relating to the Plan as it may deem advisable to carry out the Plan, and to determine the terms, restrictions and provisions of each Award, and to make all other determinations necessary or advisable for administering the Plan. The Board may correct any defect or supply any omission or reconcile any inconsistency in any agreement relating to an Award in the manner and to the extent it shall deem expedient to carry it into effect. The determination of the Board on this Plan and related matters shall be conclusive.

(d) *Liability; Indemnification.* No member of the Board nor any person to whom authority has been delegated, shall be personally liable for any action, interpretation or determination made in good faith with respect to the Plan or Awards granted hereunder, and each member of the Board (or delegatee of the Board) shall be fully indemnified and protected by the Corporation with respect to any liability he or she may incur with respect to any such action, interpretation or determination, to the extent permitted by applicable law.

SECTION 5
GRANT OF OPTIONS AND STOCK SUBJECT TO THE PLAN

(a) *Award Limits.* The maximum aggregate number of shares of Common Stock that shall be available for grant of Awards under the Plan, and thus that may be issued pursuant to this Plan upon Option exercise, shall not exceed a total of one million (1,000,000) shares. Any of such shares which remain unissued and which are not subject to outstanding Options at the termination of the Plan shall cease to be subject to the Plan.

To the extent that an Award lapses or the rights of its Holder terminate, any shares of Common Stock subject to such Award shall again be available for the grant of an Award. The aggregate number of shares which may be issued under the Plan shall be subject to adjustment in the same manner as provided in Section 8 of the Plan with respect to shares of Common Stock subject to Options then outstanding.

Separate stock certificates shall be issued by the Corporation for those shares acquired pursuant to the exercise of an Option; and, in any event, those shares shall be subject to the terms and provisions of the Shareholders Agreement.

(b) *Stock Offered.* The stock to be offered pursuant to an Award may be authorized but unissued Common Stock or Common Stock previously issued and outstanding and reacquired by the Corporation.

SECTION 6
ELIGIBILITY

Employees, directors, officers, entities or individuals are eligible to participate in the Plan. The Board shall recommend, from time to time, the individuals and entities who, in the opinion of the Board, can further the Plan purposes and who should therefore become Optionees. Once an individual or entity is recommended for an Award by the Board, the Board shall determine the size of Award to be granted and shall establish in the Option Agreement any terms, conditions, restrictions and/or limitations applicable to the Award, in addition to those set forth in the Plan and in the administrative rules and regulations, if any, established by the Board.

SECTION 7
STOCK OPTIONS

(a) *Stock Option Agreement.* The Options granted pursuant to this plan are Nonqualified Stock Options. Each Option shall be evidenced by an Option Agreement between the Corporation and the Optionee which shall contain such terms and conditions as may be approved by the Board and agreed upon by the Holder. The terms and conditions of the respective Option Agreements need not be identical. Each Option Agreement shall specify the effect of termination of employment, total and permanent disability, retirement or death on the exercisability of the Option.

(b) *Vesting.* The Option shall vest and be fully exercisable on the six-month anniversary of the date it is granted. The stock received by the Option will be restricted as set forth in the Option Agreement as determined by the Board.

(c) *Option Period.* The term of each Option shall be as specified by the Board at the date of grant and shall be stated in the Option Agreement; provided, however, that an Option may not be exercised more than ten years from the date it is granted.

(d) *Limitations on Exercise of Option.* Any Option granted hereunder shall be exercisable at such times and under such conditions as determined by the Board and as shall be permissible under the terms of the Plan, which shall be specified in the Option Agreement.

(e) *Option Price.* The purchase price of Common Stock issued under each Option shall be determined by the Board and shall be stated in the Option Agreement, but such purchase price shall not be less than twenty-five (25%) of the Fair Market Value of Common Stock subject to the Option on the date the Option is granted.

(f) *Exercise of Options.* Subject to the terms and conditions of the Plan, Options shall be exercised by the delivery of a written notice of exercise to the Corporation, setting forth the number of shares of Common Stock with respect to which the Option is to be exercised, accompanied by full payment for such shares.

Upon exercise of an Option, the exercise price of the Option shall be payable to the Corporation in full either: (a) in cash or an equivalent acceptable to the Board or (b) in such other form of payment acceptable to the Board.

As soon as reasonably practicable after receipt of written notification of exercise of an Option and full payment of the exercise price and any required withholding taxes, the Corporation shall deliver to the Holder, in the Holder's name, a stock certificate or certificates in an appropriate amount based upon the number of shares of Common Stock purchased under the Option, provided that prior to issuance of any shares of Common Stock purchased under the Options, the Holder shall enter into the Shareholders Agreement with respect to such Common Stock, if the Holder is not already a party to such Shareholders Agreement with respect to such Common Stock.

SECTION 8
CORPORATE STRUCTURE AND CAPITALIZATION CHANGES

In the event of any changes in the structure or capitalization of the Corporation after the date of grant of any Option, including but not limited to any type of corporate merger, consolidation, combination, exchange, reclassification, recapitalization, or reorganization, Awards shall be subject to adjustment by the Board at its discretion, in an equitable manner consistent with the circumstances, as regards the number, price, class and type of shares of Common Stock subject to the Option, and also as regards to the vesting and other terms of the Option.

The existence of the Plan and the Awards made hereunder shall not affect in any way the right or power of the Board or members of the Corporation to make or authorize any adjustment, recapitalization, reorganization or other change in the structure or capitalization of the Corporation or its business, any merger or consolidation of the Corporation, any issue of debt or equity securities having any priority or preference with respect to or affecting the shares of Common Stock or the rights thereof, the dissolution or liquidation of the Corporation or any sale, lease, exchange or other disposition of all or any part of their assets or business or any other corporate act or proceeding.

SECTION 9
AMENDMENT OR TERMINATION OF THE PLAN

The Board in its discretion may terminate the Plan or any Option or alter or amend the Plan or any part thereof or any Option from time to time; provided that no change in any Award previously made may be made which would impair the rights of the Holder without the consent of the Holder.

SECTION 10
OTHER

(a) *No Right to an Award.* Neither the adoption of the Plan nor any action of the Board shall be deemed to give an employee any right to be granted an Option to purchase Common Stock or to any other rights hereunder except as may be evidenced by an Option Agreement duly executed on behalf of the Corporation, and then only to the extent of and on the terms and conditions expressly set forth therein. The Plan shall be unfunded. The Corporation shall not be required to establish any special or separate fund or to make any other segregation of funds or assets to assure the payment of any Award.

(b) *No Employment Rights Conferred.* Nothing contained in the Plan or in any Award made hereunder shall (i) confer upon any employee any right with respect to continuation of employment with the Corporation or any Subsidiary, or (ii) interfere in any way with the right of the Corporation or any Subsidiary to terminate his or her employment at any time.

(c) *Securities Laws.* To the extent applicable:

The Corporation shall not be obligated to issue any Common Stock pursuant to any Award granted under the Plan at any time when the offering of the shares covered by such Award has not been registered (or exempted) under the Securities Act of 1933 and such other state and federal laws, rules or regulations as the Corporation or the Board deems applicable and, in the opinion of legal counsel for the Corporation, there is no exemption from the registration requirements of such laws, rules or regulations available for the issuance and sale of such shares.

Unless the shares of Common Stock issued pursuant to an Award shall have been registered under the Securities Act of 1933, as amended, each certificate representing such shares shall have conspicuously stamped, printed or typed on the face or back thereof the following legend:

> THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS SUCH SHARES ARE FIRST REGISTERED THEREUNDER OR UNLESS THE CORPORATION RECEIVES A WRITTEN OPINION OF COUNSEL, WHICH OPINION AND COUNSEL ARE ACCEPTABLE TO THE CORPORATION, TO THE EFFECT THAT REGISTRATION THEREUNDER IS NOT REQUIRED.

(d) *Fractional Shares.* No fractional shares of Common Stock shall be delivered, nor shall any cash in lieu of fractional shares be paid.

(e) *Withholding.* The Corporation shall have the right to deduct in connection with all Awards any taxes required by law to be withheld and to require any payments necessary to enable it to satisfy its withholding obligations. The Board may permit the Holder of an Award to elect to surrender, or authorize the Corporation to withhold shares of Common Stock (valued at their Fair Market Value on the date of surrender or withholding of such shares), in satisfaction of the Corporation's withholding obligation. In any event, the Corporation may make loans to an Optionee for the payment of any withholding taxes.

(f) *No Restriction of Corporate Action.* Nothing contained in the Plan shall be construed to prevent the Corporation or any Subsidiary from taking any action which is deemed by the Corporation or such Subsidiary to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any Award made under the Plan. No employee, beneficiary or other person shall have any claim against the Corporation or any Subsidiary as a result of such action.

(g) *Restrictions on Transfer.* No Award granted under the Plan may be sold, transferred, pledged, exchanged, hypothecated or otherwise disposed of, other than by will or pursuant to the applicable laws of descent and distribution. Further, no such Award shall be subject to execution, attachment or similar process. Any attempted sale, transfer, pledge, exchange, hypothecation or other disposition of an Award not specifically permitted by the Plan or the Option Agreement shall be null and void and without effect. All Awards granted to a

Holder under the Plan shall be exercisable only by such Holder; except that to the extent otherwise applicable in the event of death, total and permanent disability, or legal incapacity, an Award granted to a Holder may be exercised by the Holder's executor, administrator, guardian, conservator, successor in the case of an entity, or other legal representative.

(h) *Effect of Death, Disability or Termination of Employment.* The Option Agreement or other written instrument evidencing an Award shall specify the effect of the death, disability or termination of employment of the Holder on the Award.

(i) *Rule 16b-3.* In the event that the Corporation registers a class of equity securities under Section 12 of the Exchange Act, then from and after such time it is intended that this Plan be administered in accordance with the disinterested administration requirements of Rule 16b-3 promulgated by the Securities and Exchange Commission, or any successor rule thereto. With respect to persons subject to Section 16 of the Exchange Act, if any, transactions under the Plan are intended to comply with the applicable conditions of Rule 16b-3, or any successor rule thereto. Notwithstanding the above, it shall be the responsibility of such persons, not the Corporation or the Board to comply with the requirements of Section 16 of the Exchange Act.

In any event, it is intended that the Plan and any grant of an Award made to a person subject to Section 16 of the Exchange Act meet all of the requirements of Rule 16b-3. If any provisions of the Plan or any such Award would disqualify the Plan or such Award hereunder, or would otherwise not comply with Rule 16b-3, such provision or Award shall be construed or deemed amended to conform to Rule 16b-3.

(j) *Shareholders Agreement.* All shares of Common Stock issued pursuant to the Plan shall be subject to the terms and provisions of any Shareholders Agreement and the Optionee shall be required to adopt the Shareholders Agreement as a condition to the issuance of the Common Stock.

(k) *Governing Law.* The Plan shall be governed by and construed and enforced in accordance with the internal laws of the state of Louisiana, without regard to the principles of conflicts of laws thereof, and all applicable federal law.

IN WITNESS WHEREOF, this Plan has been executed as the 6th day of August, 2003.

MD TECHNOLOGIES INC.

By: ______________________
Name: William D. Davis
Title: President

FORM 1-A

Exhibit 6.5

Promissory Note to William C. Ellison

PROMISSORY NOTE

$100,000.00 December 12, 2001

1. **FOR VALUE RECEIVED**, the undersigned maker of this note, MD Technologies, Inc., a Delaware corporation ("*Maker*"), promises to pay to the order of William C. Ellison ("*Noteholder*") the principal amount of One Hundred Thousand and no/100 dollars ($100,000.00), with interest on the outstanding principal balance from the date hereof until paid at the rate of 12%.

2. This is a master promissory note evidencing the indebtedness of Maker to the Noteholder in connection with advances made to Maker by the Noteholder from time to time on a non-revolving basis. The maximum amount advanced shall not exceed the principal amount of this note and Maker shall be obligated to pay only the amount actually advanced plus interest and any charges or other amounts as provided herein.

3. Maker shall pay accrued interest under this note monthly on the 15th day of each and every calendar month commencing January 15, 2002. All outstanding principal and any accrued but unpaid interest under this note shall be due and payable on the day that is 12 months after the date the note is executed. All payments shall be made in United States dollars. All payments shall be applied first to interest then accrued and then to principal. This note may be prepaid in whole or in part at any time without premium or penalty.

4. A default under this note shall occur if any installment of principal or interest is not paid promptly when due; or if any default shall occur under the loan agreement of even date herewith between Maker and the Noteholder (the "*Loan Agreement*"); or if any default shall occur under the security agreement of even date herewith between Maker and the Noteholder (the "*Security Agreement*"); or if Maker shall default under any loan, extension of credit, security agreement, purchase or sale agreement or any other agreement, in favor of any other creditor or person and fail to cure such default within any applicable cure period; or upon the death of Maker or, if Maker is an entity, upon its dissolution or the termination of its existence; or upon the insolvency or business failure of, or the appointment of a custodian, trustee, liquidator or receiver for, Maker or for any of Maker's property; or upon the making of an assignment for the benefit of creditors by Maker; or upon the filing of a petition or other action under any bankruptcy, insolvency or debtor's relief law or for any adjustment of indebtedness, composition or extension by or against Maker.

5. Upon the occurrence of a default under this note, (i) all outstanding principal and any accrued but unpaid interest shall, at the option of the Noteholder, become immediately due and payable, without presentment, notice, protest or demand of any kind, all of which are expressly waived by Maker and (ii) the Noteholder may proceed to protect and enforce its rights under this note, the Security Agreement, the Loan Agreement or any other agreement between Maker and the Noteholder, by suit or otherwise, at law or in equity. No failure or delay in the exercise of any power, right or privilege hereunder shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude any other or further exercise thereof or of any other power, right or privilege. All rights and remedies existing

under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available under applicable law, by contract or otherwise.

6. Any notice or other communication ("*Notice*") required or permitted to be given in connection herewith must be in writing and may be given to the person to be notified by (i) delivering it to such person, or (ii) sending it by a commercial courier service (such as FedEx) with such delivery confirmed in writing by the courier, or (iii) by United States Mail, postage prepaid, registered or certified mail, return receipt requested, or express mail expedited delivery service. Notice is effective upon delivery or, if delivery is refused, upon attempted delivery at the recipient's address for Notices. A party delivering Notice shall try to obtain a receipt. For purposes of Notice, the addresses of the parties shall, until changed by Notice, be as follows:

If to Maker:	MD Technologies 620 Florida Street, Suite 200 Baton Rouge, Louisiana 70801 Attn: Jose S. Canseco, CEO
If to the Noteholder:	William C. Ellison New Orleans, Louisiana 70___ ~~Attn: Ollie Edmunds, M.D.~~

7. If this note is placed in the hands of an attorney at law for collection, to prosecute claims in bankruptcy, to institute legal proceedings to recover the amount hereof, or any part hereof, Maker promises to pay the reasonable fees of the attorneys employed for that purpose, and all court costs and costs of appeal.

8. ALL PARTIES HERETO (INCLUDING MAKER AND ANY ENDORSER, GUARANTOR OR SURETY) WAIVE PRESENTMENT FOR PAYMENT, NOTICE OF NONPAYMENT, PROTEST AND ALL PLEAS OF DIVISION AND DISCUSSION AND CONSENT TO ALL EXTENSIONS OF TIME, RENEWALS, WAIVERS, MODIFICATIONS, RELEASES OF SECURITY, EXCHANGES OF SECURITY AND OTHER INDULGENCES GRANTED BY THE NOTEHOLDER WITH RESPECT TO THIS NOTE AND HEREBY BIND THEMSELVES UNCONDITIONALLY, JOINTLY, SEVERALLY AND SOLIDARILY, AS ORIGINAL PROMISSORS FOR THE PAYMENT HEREOF IN PRINCIPAL, INTEREST, LATE CHARGES, ATTORNEYS' FEES AND COSTS.

9. This note shall be construed and enforced in accordance with the laws of the State of Louisiana, United States of America. Any judicial proceeding brought against Maker under or on account of this note may be brought in any federal or state court located in Orleans or East Baton Rouge Parish, Louisiana and Maker consents to and accepts for itself the jurisdiction of such courts, and irrevocably agrees to be bound by any judgement rendered by any such court under or on account of this note.

MD TECHNOLOGIES, INC.

By: ____________________
Jose S. Canseco, CEO

FORM 1-A

Exhibit 6.6

Promissory Note to Jose S. Canseco

PROMISSORY NOTE -
PAYABLE ON DEMAND

$ 36,945 New Orleans, La.

For value received, the undersigned, MD Technologies Inc. (Maker), promises to pay to Jose S. Canseco (Payee), at his home address of 211 North Roadway, New Orleans, LA. 70124, the principal sum of Thirty-Six Thousand Nine Hundred and Forty-Five Dollars ($36,945), together with interest at the rate hereinafter provided for on the unpaid principal balance of this note from time to time outstanding until paid in full.

Interest shall accrue on the unpaid and outstanding principal balance of this note commencing on the date hereof and continuing until repayment of this note in full at a rate per annum of 8%. The principal and interest shall be due and payable in full within 90 days after demand.

Maker shall make all payments hereunder to Payee in lawful money of the United States and in immediately available funds.

The maturity of this note may be accelerated by Payee in the event Maker is in breach or default of any of the terms, conditions or covenants of any other agreement with Payee or its affiliates. Should default be made in payment of any installment when due hereunder the whole sum of principal and interest shall become immediately due and payable at the option of the holder of this note.

In the event any installment provided for herein is not paid on or before two (2) days following its due date, Maker promises to pay to the holder of this promissory note an amount equal to eight percent (8%) of the amount of such installment. In addition, Maker promises to pay interest on any such unpaid installment from the date due until such installment is paid in full at a per annum rate equal to the lesser of eighteen percent (18%) or the highest rate permitted by law. Time is of the essence.

Maker waives presentment, demand, notice of demand, protest, notice of protest or notice of nonpayment in connection with the delivery, acceptance, performance, default or enforcement of this note or of any document or instrument evidencing any security for payment of this note.

Failure at any time to exercise any of the rights of Payee hereunder shall not constitute a waiver of such rights and shall not be a bar to exercise of any of such rights at a later date. In the event of commencement of suit to enforce payment of this note, the prevailing party shall be entitled to receive the costs of collection including reasonable attorneys' fees and court costs.

Nothing contained in this note shall be deemed to require the payment of interest or other charges by Maker or any other person in excess of the amount which the

Payee may lawfully charge under the applicable usury laws. In the event that Payee shall collect moneys which are deemed to constitute interest which would increase the effective interest rate to a rate in excess of that permitted to be charged by applicable law, all such sums deemed to constitute interest in excess of the legal rate shall be credited against the principal balance of this note then outstanding, and any excess shall be returned to Maker.

IN WITNESS WHEREOF, the undersigned has caused this promissory note to be duly executed as of the date first written below.

Dated: 6/24/02

MD Technologies Inc. (Maker)

By: [signature]

Title:

FORM 1-A

Exhibit 6.7

Promissory Note to William D. Davis

PROMISSORY NOTE - PAYABLE ON DEMAND

$ 35,101.42 New Orleans, La.

For value received, the undersigned, MD Technologies Inc. (Maker), promises to pay to William D. Davis (Payee), at his home address of 31857 Myers Road, Denham Springs LA, 70726, the principal sum of Thirty-Five Thousand One Hundred and One Dollars and Forty-Two Cents ($35,101.42), together with interest at the rate hereinafter provided for on the unpaid principal balance of this note from time to time outstanding until paid in full.

Interest shall accrue on the unpaid and outstanding principal balance of this note commencing on the date hereof and continuing until repayment of this note in full at a rate per annum of 8%. The principal and interest shall be due and payable in full within 90 days after demand.

Maker shall make all payments hereunder to Payee in lawful money of the United States and in immediately available funds.

The maturity of this note may be accelerated by Payee in the event Maker is in breach or default of any of the terms, conditions or covenants of any other agreement with Payee or its affiliates. Should default be made in payment of any installment when due hereunder the whole sum of principal and interest shall become immediately due and payable at the option of the holder of this note.

In the event any installment provided for herein is not paid on or before two (2) days following its due date, Maker promises to pay to the holder of this promissory note an amount equal to eight percent (8%) of the amount of such installment. In addition, Maker promises to pay interest on any such unpaid installment from the date due until such installment is paid in full at a per annum rate equal to the lesser of eighteen percent (18%) or the highest rate permitted by law. Time is of the essence.

Maker waives presentment, demand, notice of demand, protest, notice of protest or notice of nonpayment in connection with the delivery, acceptance, performance, default or enforcement of this note or of any document or instrument evidencing any security for payment of this note.

Failure at any time to exercise any of the rights of Payee hereunder shall not constitute a waiver of such rights and shall not be a bar to exercise of any of such rights at a later date. In the event of commencement of suit to enforce payment of this note, the prevailing party shall be entitled to receive the costs of collection including reasonable attorneys' fees and court costs.

Nothing contained in this note shall be deemed to require the payment of interest or other charges by Maker or any other person in excess of the amount which the Payee may lawfully charge under the applicable usury laws. In the event that Payee shall collect moneys which are deemed to constitute interest which would increase the effective interest rate to a rate in excess of that permitted to be charged by applicable law, all such sums deemed to constitute interest in excess of the legal rate shall be credited against the principal balance of this note then outstanding, and any excess shall be returned to Maker.

IN WITNESS WHEREOF, the undersigned has caused this promissory note to be duly executed as of the date first written below.

Dated: 7/9/02

MD Technologies Inc. (Maker)

By: [signature]

Title: ____________________

FORM 1-A

Exhibit 6.8

Promissory Note to Thomas L. Frazer

PROMISSORY NOTE

$25,000.00	Date: August 8, 2003
	Maturity Date: March 8, 2004

1. **FOR VALUE RECEIVED**, the undersigned maker of this note, MD Technologies Inc., a Delaware corporation ("*Maker*"), promises to pay to the order of Thomas L Frazer ("*Noteholder*") the principal amount of Twenty Five Thousand and no/100 dollars ($25,000.00), with interest on the outstanding principal balance from the date hereof until paid at the rate equal to the "Wall Street Journal Prime Rate" (as defined below) or the maximum rate allowed under applicable law, whichever is the lesser. As used herein, the term "*Wall Street Journal Prime Rate*" means the rate of interest the Wall Street Journal announces from time to time as the prime rate of interest offered by banks in the United States.

2. This is a master promissory note evidencing the indebtedness of Maker to the Noteholder in connection with advances made to Maker by the Noteholder from time to time on a non-revolving basis. The maximum amount advanced shall not exceed the principal amount of this note and Maker shall be obligated to pay only the amount actually advanced plus interest and any charges or other amounts as provided herein.

3. All outstanding principal and any accrued but unpaid interest under this note shall be due and payable at maturity. All payments shall be made in United States dollars. All payments shall be applied first to interest then accrued and then to principal. This note may be prepaid in whole or in part at any time without premium or penalty. All payments of principal and interest due hereunder shall be payable at 7520 Perkins Road, Suite 280, Baton Rouge, LA 70808, or at any other place that may be designated in writing by the Noteholder from time to time.

4. Any payment or other sum which is not paid when due shall bear interest from its due date until paid at the rate of eighteen percent (18%) per annum or the maximum rate allowed under applicable law, whichever is the lesser.

5. Notwithstanding any provision of this note to the contrary, all outstanding principal and any accrued but unpaid interest shall become immediately due and payable upon a Change of Control of Maker. "*Change of Control*" means (i) the sale by Maker of all or substantially all of its assets, (ii) the sale or other transfer by Maker of all or substantially all of its rights in any software developed or marketed by Maker, or (iii) any merger, consolidation or share exchange to which Maker is a party, except where after giving effect to such merger, consolidation, or share exchange, the holders of Maker's outstanding capital stock possessing the voting power (under ordinary circumstances) to elect a majority of the Board immediately prior thereto shall possess the voting power (under ordinary circumstances) to elect a majority of the surviving corporation's board of directors after the merger, consolidation, or share exchange. This section shall exclude a Change of Control occurring as a result of the planned Initial Public Offering of Maker.

6. A default under this note shall occur if any installment of principal or interest is not paid promptly when due; or if Maker shall default under any loan, extension of credit, security agreement, purchase or sale agreement or any other agreement, in favor of any other creditor or person and fail to cure such default within any applicable cure period; or upon Maker's dissolution or the termination of its existence; or upon the insolvency or business

failure of, or the appointment of a custodian, trustee, liquidator or receiver for, Maker or for any of Maker's property; or upon the making of an assignment for the benefit of creditors by Maker; or upon the filing of a petition or other action under any bankruptcy, insolvency or debtor's relief law or for any adjustment of indebtedness, composition or extension by or against Maker.

7. Upon the occurrence of a default under this note, (i) all outstanding principal and any accrued but unpaid interest shall, at the option of the Noteholder, become immediately due and payable, without presentment, notice, protest or demand of any kind, all of which are expressly waived by Maker and (ii) the Noteholder may proceed to protect and enforce its rights under this note, or any other agreement between Maker and the Noteholder, by suit or otherwise, at law or in equity. No failure or delay in the exercise of any power, right or privilege hereunder shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude any other or further exercise thereof or of any other power, right or privilege. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available under applicable law, by contract or otherwise.

8. Any notice or other communication ("*Notice*") required or permitted to be given in connection herewith must be in writing and may be given to the person to be notified by (i) delivering it to such person, or (ii) sending it by a commercial courier service (such as FedEx) with such delivery confirmed in writing by the courier, or (iii) by United States Mail, postage prepaid, registered or certified mail, return receipt requested, or express mail expedited delivery service. Notice is effective upon delivery or, if delivery is refused, upon attempted delivery at the recipient's address for Notices. A party delivering Notice shall try to obtain a receipt. For purposes of Notice, the addresses of the parties shall, until changed by Notice, be as follows:

If to Maker:

MD Technologies Inc.
620 Florida Blvd.
Suite 200
Baton Rouge, Louisiana 70801
Attn: William D. Davis, President

If to the Noteholder:

7520 Perkins Road
Suite 280
Baton Rouge, Louisiana 70808
Attn: Thomas L. Frazer

9. If this note is placed in the hands of an attorney at law for collection, to prosecute claims in bankruptcy, to institute legal proceedings to recover the amount hereof, or any part hereof, Maker promises to pay the reasonable fees of the attorneys employed for that purpose, and all court costs and costs of appeal.

10. ALL PARTIES HERETO (INCLUDING MAKER AND ANY ENDORSER, GUARANTOR OR SURETY) WAIVE PRESENTMENT FOR PAYMENT, NOTICE OF NONPAYMENT, PROTEST AND ALL PLEAS OF DIVISION AND DISCUSSION AND CONSENT TO ALL EXTENSIONS OF TIME, RENEWALS, WAIVERS, MODIFICATIONS, RELEASES OF SECURITY, EXCHANGES OF SECURITY AND OTHER INDULGENCES GRANTED BY THE NOTEHOLDER WITH RESPECT TO THIS NOTE AND HEREBY BIND THEMSELVES UNCONDITIONALLY, JOINTLY, SEVERALLY AND SOLIDARILY, AS ORIGINAL PROMISSORS FOR THE PAYMENT HEREOF IN PRINCIPAL, INTEREST, LATE CHARGES, ATTORNEYS' FEES AND COSTS.

11. This note shall be construed and enforced in accordance with the laws of the State of Louisiana, United States of America. Any judicial proceeding brought against Maker under or on account of this note may be brought in any federal or state court located in East Baton Rouge Parish, Louisiana and Maker consents to and accepts for itself the jurisdiction of such courts, and irrevocably agrees to be bound by any judgement rendered by any such court under or on account of this note.

MD TECHNOLOGIES INC.

By: ______________________
William D. Davis, President

FORM 1-A

Exhibit 6.9

Note Purchase Agreement with SBL Capital Corporation

NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT is made and entered as of November 15th, 2001 by and between MD Technologies Inc. ("MDT" also referred to as the "Company"), a Delaware corporation, Jose S. Canseco (the "Guarantor") and SBL Capital Corporation (the "Purchaser"), a Louisiana corporation.

The Company and the Purchaser hereby agree as follows:

ARTICLE 1
Definitions

Except as otherwise defined in this Agreement, the following terms shall have the respective meanings ascribed to them below:

Agreement means this Note Purchase Agreement.

Business Day means any day other than a Saturday, Sunday or any other day on which commercial banks are authorized to be closed in Baton Rouge, Louisiana.

Change in Control means any acquisition, by any person or group other than Jose S. Canseco and William D. Davis, of the power to elect, appoint or cause the election or appointment of at least a majority of the directors of the Board of Directors of the Company, through beneficial ownership of the capital stock or otherwise.

Code means the Internal Revenue Code of 1986, as amended, as the same shall be in effect from time to time.

Shares means the stock of The Company.

Environmental Legal Requirement means any applicable law, statute or ordinance relating to public health, safety or the environment, including, without limitation, any such applicable law, statute or ordinance relating to releases, discharges or emissions to air, water, land or groundwater, to the withdrawal or use of groundwater, to the use and handling of polychlorinated byphenyls or asbestos, to the disposal, treatment, storage or management of solid or hazardous wastes or Hazardous Substance or crude oil, fractious petroleum, petroleum derivatives or byproducts, or to exposure to toxic or hazardous materials, to the handling, transportation, discharge or release of gaseous or liquid Hazardous Substances and any rule, regulation, order, notice or demand issued pursuant to such law, , Statute or ordinance, in each case applicable to the property of the Company or any Subsidiary or the operation, construction or modification of any thereof, including without limitation the following: the Clean Air Act, the Federal Water Pollution Control Act, the Safe Drinking Water Act, the Toxic Substances Control Act, the Comprehensive Environmental Response Compensation and Liability Act as amended by the Superfund Amendments and Reauthorization Act of 1986, the Solid Waste Disposal Act, the Resource Conservation and Recovery Act as amended by the Solid and Hazardous Waste Amendments of 1984, the Occupational Safety and Health Act, the Emergency Planning and Community Right-to-Know Act of 1986, and any state statutes addressing similar matters, and any state statute providing for financial responsibility for cleanup or other actions with respect to the release or threatened release of Hazardous Substances or crude oil, fractious petroleum, petroleum derivatives or byproducts and the rules or regulations promulgated thereunder.

ERISA means the Employee Retirement Income Security Act of 1974, as amended.

Hazardous Substance means any hazardous or toxic material, substance or waste, pollutant or contaminant which is regulated under any statute, law, ordinance, rule or regulation of any local, state, regional or federal authority having jurisdiction over the property of the Company or any Subsidiary or its use, including but not limited to any material, substance or waste which is: (a) defined as a hazardous substance under Section 311 of the Federal Water Pollution Control Act (33 U.S.C. § 1317) as amended; (b) regulated as a hazardous waste under Section 1004 of the Federal Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.) as amended; (c) defined as a hazardous substance under Section 101 of the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.) as amended; or (d) defined or regulated as a hazardous substance or hazardous waste under any rules or regulations promulgated under any of the foregoing statutes.

Lien means: (i) any interest in property (whether real, personal or mixed and whether tangible or intangible) which secures an obligation owed to, or a claim by, a person other than the owner of such property, whether such interest is based on the common law, statute or contract, including, without limitation, any such interest arising from a capitalized lease, arising from a mortgage, charge, pledge, security agreement, conditional sale, trust receipt or deposit in trust, or arising from a consignment or bailment given for security purposes, (ii) any encumbrance upon such property which does not secure such an obligation, and (iii) any exception to or defect in the title to or ownership interest in such property, including, without limitation, reservations, rights of entry, possibilities of reverter, encroachments, easements, rights of way, restrictive covenants, licenses and profits a prendre. For purposes of this Agreement, the Company or a Subsidiary shall be deemed to be the owner of any property which it has acquired or holds subject to a capitalized lease or conditional sale agreement or other similar arrangement pursuant to which title to the property has been retained by or vested in some other person for security purposes.

Material Adverse Effect means a material adverse effect on (a) the business, operations, property, condition (financial or otherwise) of the Company (b) the validity or enforceability of this Agreement, the Notes, or the rights or remedies of the Purchaser hereunder or thereunder.

Note has the meaning set forth in section 2.1 of this Agreement.

Noteholder means the Purchaser or its transferee or transferees.

Person includes any individual, a corporation, an association, a partnership, a trust, an estate, a government and any agency or political subdivision thereof, or any other entity.

Restricted Securities means the Warrant of Purchaser of the unregistered securities of the Company which the Purchaser may acquire through the exercise of its Warrant.

Securities Act means the Securities Act of 1933, as amended, and any similar or successor federal statute, and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect from time to time.

Subsidiary means any entity in which the Company or the Company and another Subsidiary hold interests entitling the Company or such other Subsidiary to control such entity's Board of Directors or other managing structure.

ARTICLE 2

Authorization and Issuance of Notes

2.1 Authorization of Issue. MDT has duly authorized the issuance as maker in solido, of its 18.00% Promissory Note, (including all debt securities issued in exchange or replacement thereof, the "Note"), in the aggregate principal amount of $30,000.00 issued to SBL Capital Corporation.

2.2 Purchase and Sale of Note; Purchase Price. Subject to the terms of this Agreement, the Company hereby sells and the Purchaser hereby purchases the entire principal amount of the Note, at a price equal to 100% of its principal amount, payable in immediately available funds.

2.3 Payment Dates. The Note shall be due as follows: a) 6 interest only payments shall be paid monthly beginning January 1, 2001, b)53 principal and interest payments shall be due monthly beginning June 1, 2002, the outstanding principal balance shall be fully amortized over 54 months with a monthly payment of $814.54 c) one final payment of all remaining principal plus interest shall be due on December 1, 2006. upon the Note's maturity. Interest on all outstanding principal amounts under the Note shall be calculated based on a 360-day year. In the event the Company fails to make any monthly payment in full within ten (10) days of the due date, the Company shall pay to Purchaser a late payment amount of two (2%) percent of payment then due and owing. In the event, any monthly payment is past due for more than ten (10) days, such payment shall bear interest at the annual interest rate of eighteen (18%) percent from the date until paid.

2.4 Commitment Fee. The Company agrees to pay to Purchaser a Commitment Fee in the amount of $300.00 in immediately available funds upon the Purchaser's purchase of the Note.

2.5 Collateral Security. The Company's obligations under this Agreement and the Note shall be secured by a perfected security interest ,which will be subordinate to the existing lender, Delta Pacific, Inc., and any senior lender that will replace Delta Pacific, Inc. and is acceptable to Purchaser and Purchaser approves in writing.

2.6 Subordination. The Purchaser hereby acknowledges that the Purchaser's security interest under this Agreement will be subordinated as listed above in Article 2.5.

2.7 Conversion of Note. The Purchaser shall have the option of converting part or all of the note into shares in MDT. If the full principal amount of the Note is converted it will represent 60,000 shares of MDT. The conversion price per share shall be $0.50.

2.8 Note Prepayment; Prepayment Fee. Upon notice of the Company's desire to prepay the Note, the Purchaser shall have the option of converting part or all of the note into shares in MDT prior to any prepayment. The Company shall have the right at any time to prepay all or any portion of the principal amount of the Note, without penalty subject to and upon its payment of all accrued interest on the principal amount to be prepaid.

2.9 No Offset. All payments by the Company hereunder and under the Note shall be made without setoff or counterclaim and free and clear of and without deduction for any taxes, levies, imposts, duties, charges, fees, deductions, withholdings, compulsory loans, restrictions or conditions of any nature now or hereafter imposed or levied by any jurisdiction or any political subdivision thereof or taxing or other authority therein unless the Company is compelled by law to make such deduction or withholding. If any such obligation is imposed upon the Company with respect to any amount payable by it hereunder or under the Note, the Company will pay to the Purchaser on the date on which such amount is due and payable such an additional amount in dollars as shall be necessary to enable the Purchaser to receive the same net amount which the Purchaser would have received on such due date had no such obligation been imposed upon the Company. The Company will deliver promptly to the Purchaser certificates or other valid vouchers for all taxes or other charges deducted from or paid with respect to payments made by the Company hereunder.

2.10 Computations. All computations of interest on the Note shall be based on a 360-day year and paid for the actual number of lays elapsed. Whenever a payment becomes due on a day that is not a business day, the due date for such payment shall be extended to the next succeeding business day, and interest shall accrue during such extension.

2.11 Issuance of New Note Upon Exchange or Transfer. Upon surrender for exchange or registration of transfer of any Note at the office of the Company designated for notices in accordance with this Agreement, the Company shall execute and deliver, at its expense, one or more new Note of any authorized denominations requested by the holder of the surrendered Note, each dated the date to which interest has been paid on the Note so surrendered (or, if no interest has been paid, the date of such surrendered Note), but in the same aggregate unpaid principal amount as such surrendered Note, and registered in the name of such person or persons as shall be designated in writing by such holder. Every Note surrendered for registration of transfer shall be duly endorsed, or be accompanied by a written instrument of transfer duly executed, by tile Noteholder of such Note or by his attorney duly authorized in writing. The Company may condition the issuance of any new Note or Note in connection with a transfer by any person other than the Purchaser on the payment by the transferring Noteholder of a sum sufficient to cover any stamp tax or other governmental charge imposed in respect of such transfer, and upon the receipt of appropriate documentation evidencing the transferee's investment intent and suitability as an investor under applicable law.

2.12 Lost, Stolen, Damaged and Destroyed Note. At the request of any Noteholder, the Company will issue, at its expense, in replacement of any Note or Note lost, stolen, damaged or destroyed, upon surrender of the mutilated portions thereof, if any, a new Note or Note of the same denominations, of the same unpaid principal amounts and otherwise of the same tenor as, the Note or Note so lost, stolen, damaged or destroyed. The Company may condition the replacement of a Note reported by a Noteholder as lost, stolen, damaged or destroyed, upon the receipt from such Noteholder of an affidavit attesting that the Note is lost, stolen, damaged, or destroyed and an indemnity or security reasonably satisfactory to the Company, provided that if such Noteholder shall be the Purchaser or its nominee or an institutional investor, the Purchaser's or such institutional investor's agreement of indemnity shall be sufficient for purposes of this section.

ARTICLE 3

Company's Representations and Warranties

3.1 For purposes of this Article 3, references to the Company include the Company and each of its subsidiaries and affiliates separately and together. Acknowledging the prior sentence, the Company hereby represents and warrants to the Purchaser that:

(a) Financial Information.

(1) Condition. The Company (before and after giving effect to the transactions contemplated by this Agreement (i) is solvent, (ii) has assets having a fair value in excess of its liabilities, (iii) has assets having a fair value in excess of the amount required to pay its liabilities on existing debts as such debts become absolute and matured, and (iv) has, and expects to continue to have, access to adequate capital for the conduct of its business and the ability to pay its debts from time to time incurred in connection with the operation of its business as such debts mature.

(b) Corporate Existence; Compliance with Law. The Company (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (b) has the corporate power and authority, and the legal right, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged, (c) is duly qualified as a foreign corporation and in good standing under the laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification except to the extent that the failure to be so qualified would not have a Material Adverse Effect and (d) is in compliance with all applicable laws except to the extent that the failure to comply therewith would not have a Material Adverse Effect.

(c) Corporate Power and Authority; Enforceable Obligations. The Company (a) has the corporate or other power and authority, and the legal right, to make, deliver and perform this Agreement and the Note; (b) has taken all necessary corporate action to authorize the borrowings on the terms and conditions of this Agreement and the Note; and (c) has taken all necessary corporate or other action to authorize the execution, delivery and performance of this Agreement and the Note. Except as the Company has already obtained or will obtain prior to the Closing, no consent or authorization of, filing with, notice to or other act by or in respect of, any governmental authority or any other Person is required in connection with the borrowings contemplated under this Agreement or with the execution, delivery, performance, validity or enforceability of the Note. This Agreement and the Note have been duly executed and delivered on behalf of the Company. This Agreement and the Note constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors, rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

(d) No Legal Bar. The execution, delivery and performance of this Agreement, the borrowings contemplated hereunder and the Company's use of the proceeds thereof will not violate any requirement of law or contractual obligation of the Company and will not result in, or require, the creation or imposition of any Lien on any of its respective properties or revenues.

(e) Title to Assets. The Company has good title to all of its assets other than those sold or otherwise disposed of in the ordinary course of its business.

(f) No Material Litigation. No litigation, investigation or proceeding of or before any arbitrator or governmental authority is pending or, to the knowledge of the Company threatened by or against the Company or against any of its respective properties or revenues (a) with respect to this Agreement or any of the transactions contemplated hereby, or (b) which could reasonably be expected to have a Material Adverse Effect.

(g) No Default. The Company is not in default and has not otherwise failed to perform under or with respect to any of its contractual obligations in any respect which could reasonably be expected to have a Material Adverse Effect.

(h) No Regulation. The Company is not subject to regulation under any federal or state statute or regulation which limits its ability to incur indebtedness.

(i) Compliance with Other Instruments, Laws. The Company is not in violation of any provision of its charter documents, bylaws, or any contractual obligation or any decree, order, judgment, statute, license, rule or regulation, in any of the foregoing cases in a manner that could result in the imposition of substantial penalties or a Material Adverse Effect.

(j) Securities Laws. The Company has not, directly or through any agent, offered any of the Note or any similar security for sale to, or solicited any offers to buy any thereof from, or otherwise approached or negotiated in respect thereof with, any person other than the Purchaser, and the Company agrees that neither it nor any agent acting on the Company's behalf has done or caused to be done or will do or cause to be done or omit to do or cause to be done anything which would result in bringing the issuance or sale of the Note within the provisions of Section 5 of the Securities Act.

(k) Employee Benefit Plans. To the extent applicable to the Company, each employee benefit plan of the Company has been maintained and operated in compliance in all material respects with the provisions of ERISA and, to the extent applicable, the Code, including but not limited to the provisions thereunder respecting prohibited transactions. Neither the purchase of the Note by the Purchaser nor the consummation of any of the other transactions contemplated by this Agreement is or will constitute a "prohibited transaction" within the meaning of Section 4975 of the Code or Section 406 of ERISA. The Company does not maintain, and is not obligated to contribute to any multi employer plan or single employer plan, as defined in Section 4001 of ERISA, that is subject to Title IV of ERISA, for the benefit of employees or former employees of the Company or any Subsidiary.

(l) Environmental Issues. Neither the Company nor, to the Company's knowledge, any operator of the Company's business, is in violation, or alleged violation, of any judgment, decree, order, law, license, rule or regulation pertaining to environmental matters, including without limitation, those arising under the Environmental Legal Requirements which violation would have a material adverse effect on the environment or the business, assets or financial condition of the Company;

(m) Subsidiaries, Joint Ventures. The Company is not engaged in any joint venture or partnership with any Person.

(n) Disclosure. This Agreement does not contain any untrue statement of a material fact, and does not omit to state a material fact, necessary to make the statements herein not misleading. There is no fact known to the Company which materially adversely affects, or which is reasonably likely in the future to materially adversely affect, exclusive of effects resulting from changes in general economic conditions, the business, assets, financial condition of the Company.

ARTICLE 4
Affirmative Covenants

4.1 For purposes of this Article 4, references to the Company include the Company and each of its subsidiaries and affiliates, separately and together. Acknowledging the prior sentence, the Company hereby agrees that, for so long as any amounts are outstanding or obligations are due hereunder or under the Note, it shall comply and shall cause each of its subsidiaries and affiliates to comply, as follows:

(a) Use of Proceeds. The Company shall solely use the proceeds of this loan working capital unless Purchaser agrees in writing to another use.

(b) Punctual Payment. The Company will duly and punctually pay or cause to be paid the principal and interest on the obligations provided for in this Agreement, all in accordance with the terms of this Agreement and the Note.

(c) Maintenance of Office. The Company will maintain its chief executive office at those locations listed in this Agreement or at such other place in the United States of America as the Company shall designate upon written notice to Purchaser, where notices, presentations and demands to or upon the Company may be given or made.

(d) Financial Statements. The Company shall furnish to Purchaser:

(1) as soon as available, but in any event within 45 days after the end of each of its fiscal years, a copy of its consolidated and consolidating reviewed fiscal year end financial statements (including balance sheets and the related statements of income and retained earnings and of cash flows for such year, setting forth in each case in comparative form the figures for the previous year, reported on without qualification or exception by independent certified public accountants acceptable to Purchaser; and

(2) as soon as available, but in any event not later than 30 days after the end of each calendar month, (i) the unaudited monthly consolidated and consolidating financial statements of the Company (including balance sheets as at the end of such month and the related statements of income and retained earnings and cash flows of the Company for such month and the portion of the fiscal year through the end of such month, setting

forth in each case in comparative form the figures for the previous year, certified by an officer of the Company as being fairly stated and accurate and complete in all material respects (subject to normal year-end audit adjustments), and (ii) a most recent accounts receivable aging report; and

(3) the annual tax return and complete annual income statements within ten (10) days of preparation thereof.

All such financial statements shall be complete and correct in all material respects and shall be prepared in reasonable detail and in accordance with GAAP applied consistently throughout the periods reflected therein and with prior periods (except as approved by such accountants or officer, as the case may be, and disclosed therein).

(e) Insurance. The Company shall furnish to Purchaser within 10 days after the end of each calendar year, a certificate of insurance that evidences the existence of each policy of insurance required to be maintained by the Company under this Agreement and the payment of all premiums therefor;

(f) Other Information. The Company shall furnish to Purchaser promptly, and in any event, within ten (10) days after any request by Purchaser therefor, such additional financial and other information regarding the Company or Guarantor as Purchaser may from time to time reasonably request;

(g) Payment of Trade Obligations. The Company shall pay, discharge or otherwise satisfy within 60 days after the due date all trade payables of whatever nature unless same are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of the Company in conformity with GAAP.

(h) Maintenance of Business. The Company shall continue to engage in business of the same general type as now conducted by it and preserve, renew and keep in full force and effect its corporate existence and take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of its business; comply with all of its contractual obligations and requirements of law except to the extent that failure to comply therewith could not, in the aggregate, be reasonably expected to have a Material Adverse Effect.

(i) Inspection of Property, Books and Records, Discussions. The Company shall keep proper books of records and account in conformity with GAAP and comply with all Requirements of Law in respect of all dealings and transactions in relation to its business and activities the non-compliance with which could have a Material Adverse Effect; and permit representatives of Purchaser to visit and inspect any of its properties and examine and make abstracts from any of its books and records at any reasonable time and as often as may reasonably be desired and to discuss the business, operations, properties and financial and other condition of the Company with officers and employees of the Company, respectively, and with their independent certified public accountants.

(j) Notices. Promptly, and in any event within forty- eight (48) hours of the Company obtaining knowledge of the occurrence of any event described in subsections (a) through (h) below, give notice to Purchaser in writing of:

(1) the occurrence of any default or Event of Default;

(2) any default or event of default under any contractual obligation of the Company, or any litigation, investigation or proceeding which may exist at any time between the Company and any governmental authority, which in either case, if not cured or if adversely determined, as the case may be, could reasonably be expected to have a Material Adverse Effect;

(3) any violation of any Environmental Legal Requirement that the Company reports in writing or is reportable by in writing (or for which any written report supplemental to any oral report is made) to any federal, state or local environmental agency and, upon becoming aware thereof, of any inquiry, proceeding, investigation or other action, including a notice from any agency of potential environmental liability, or any federal, state or local environmental agency or board, that has the potential to materially affect the assets, liabilities, financial conditions or operations of the Company;

(4) any written or other notice received by the Company from any laborer, subcontractor or materialman to the effect that such laborer, subcontractor or materialman has not been paid an amount in excess of $25,000.00 when due for labor or materials furnished in connection with the construction of or improvements to the Company's facilities;

(5) any litigation or proceeding affecting the Company in which the amount claimed from the Company is $25,000.00 or more, which is not covered by insurance or in which injunctive or similar relief is sought, or in which injunctive or similar relief is sought which, if granted, would have a Material Adverse Effect;

(6) the following events, as soon as possible and in any event within 10 days after the Company knows or has reason to know thereof:

(a) the occurrence or expected occurrence of any Reportable Event (as defined under Title IV of ERISA) with respect to any Employee Benefit Plan, a failure to make any required contribution to an Employee Benefit Plan, the creation of any Lien in favor of the PBGC or an Employee Benefit Plan or any withdrawal from, or the termination, reorganization or insolvency of, any Employee Benefit Plan or

(b) the institution of proceedings or the taking of any other action by the PBGC or the Company or any Commonly Controlled Entity (as defined under ERISA) of either one or any Employee Benefit Plan with respect to the withdrawal from, or the terminating, reorganization or insolvency of, any Employee Benefit Plan; and

(7) any other development or event which could be expected to have a Material Adverse Effect.

Each notice required in the subsections above shall be accompanied by a statement of an officer of the Company setting forth details of the occurrence referred to therein and stating what action the Company, proposes to take with respect thereto.

(k) Environmental Legal Requirements. The Company shall comply with, and ensure compliance by all operators, tenants and subtenants, if any, with, all applicable Environmental Legal Requirements and obtain and comply with and maintain, and ensure that all operators, tenants and subtenants obtain and comply with and maintain, any and all licenses, approvals, notifications, registrations or permits required by applicable Environmental Legal Requirements.

(l) Maintenance of Property . The Company shall keep all property useful and necessary in its business in good working order and condition; and procure and maintain fire and other risk insurance, public liability insurance, and such other insurance with financially sound and reputable insurers with respect to its properties and business against such casualties and contingencies as shall be in accordance with the general practices of businesses engaged in similar activities in similar geographic areas and in amounts, (including limits on the amount of any deductibles) containing such terms, coverages, in such forms and for such periods as may be reasonable and prudent and in accordance with the terms of the Security Agreements. The Company, upon request of Purchaser, will deliver to Purchaser from time to time copies of the policies or certificates of insurance in form satisfactory to Purchaser, including stipulations that coverages will not be canceled or diminished (i) without at least thirty (30) days, prior written notice to Purchaser or, in the case of flood insurance, without at least ten (10) days prior written notice to Purchaser and (ii) due to any act, omission, or breach of warranty by the Company.

(l) Operations. The Company shall substantially maintain its present executive and management personnel; conduct its business affairs in a reasonable and prudent manner and in compliance with all applicable federal, state and municipal laws, ordinances, rules and regulations respecting its properties, charters, businesses and operations, including compliance with all minimum funding standards and other requirements of ERISA and other laws applicable to the Company's employee benefit plans.

(m) Taxes. The Company will duly pay and discharge, or cause to be paid and discharged, before the same shall become overdue, all taxes, assessments and other governmental charges (other than taxes, assessments and other governmental charges imposed by foreign jurisdictions that in the aggregate are not material to the business or assets of the Company or an individual basis) imposed upon it and its properties, sales and activities, or any part thereof, or upon the income or profits therefrom, as well as all claims for labor, materials, or supplies that if unpaid might by law become a lien or charge upon any of its property; provide that any such tax, assessment, charge, levy or claim need not be paid if the validity or amount thereof shall currently be contested in good faith by appropriate proceedings and if the Company shall have set aside on its books adequate reserves with respect thereto; and provided further that the Company will pay all such taxes, assessments, charges, levies or claims forthwith upon the commencement of proceedings to foreclose any lien that may have attached as security therefor.

(m) Deliveries; Further Assurances. The Company shall at its expense execute and deliver any and all instruments necessary or as Purchaser may reasonably request to effectuate the purposes of this Agreement.

4.2 Guarantor hereby agrees that, for so long as any amounts are outstanding or obligations are due hereunder or under the note, he shall comply as follows:

a. Guarantor shall furnish to the purchaser a current personal financial statement within thirty (30) days of written request by purchaser;

b. The Guarantor shall not guarantee any debt of the Company other than the terms of this Agreement and those lenders listed in Article 2.5, or any successor senior lender without the written consent of Purchaser;

c. The Guarantor shall furnish copies of his personal tax return within ten (10)days of preparation thereof; and

d. The Guarantor shall subordinate any and all inter-company and personal loans to the Company in favor of Purchaser.

4.3 Certified Public Accountant. The Company shall retain the services of a qualified CPA to maintain proper accounting and business systems for the Company.

4.4 Reservation of Shares. The Company shall reserve 90,000 of the authorized, but unissued shares of MDT to provide the shares necessary for the exercise of Purchaser's Warrant and Conversion of Debt to shares which is issued in connection herewith.

ARTICLE 5

Negative Covenants

5.1 For purposes of this Article 5, references to the Company include the Company and each of its subsidiaries and affiliates separately and together. Acknowledging the prior sentence, the Company hereby agrees that, for so long as any amounts are outstanding or obligations are due hereunder or under the Note, it shall comply, and shall cause each of its subsidiaries and affiliates to comply, as follows:

(a) Limitation on Liens. The Company shall not create, incur, assume or suffer to exist any Lien upon any of its assets or properties without the written consent of the Purchaser, except for:

(1) liens for taxes not yet due or which are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of the Company, in conformity with GAAP;

(2) carriers', warehousemen's, mechanics', materialmen's, repairmen's, lessors', vendors' or other like Liens arising in the ordinary course of business for indebtedness which are not overdue for a period of more than 30 days or which are being contested in good faith by appropriate proceedings;

(3) pledges or deposits in connection with worker's compensation, unemployment insurance and other social security legislation;

(4) deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal

bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(5) liens securing the existing indebtedness to the lenders listed in Article 2.5. The foregoing clauses of this subsection are referred to as the "Permitted Liens."

5.2 No Fundamental Changes. The Company shall not, after the date hereof, (1) engage in any business activities substantially different than those in which the Company is presently engaged, (2) cease operations, liquidate, merge, transfer, acquire or consolidate with any other entity, change ownership, dissolve or transfer or sell assets out of the ordinary course of business.

5.3 Limitation on Sales of Assets. Other than in the ordinary course of business, the Company shall not sell, lease, assign, transfer or otherwise dispose of, or give options to purchase any of its assets (including, without limitation, receivables and leasehold interests but excluding obsolete or worn out property) whether now owned or hereafter acquired, and whether or not leased back, except for assets sold or scrapped by the Company with an aggregate value not to exceed $20,000 on an annual basis.

5.4 Limitation on Mergers, Consolidations, Acquisitions, Investments. Notwithstanding the Company's ability to make capital expenditures under section 5.6 below, the Company shall not merge with or consolidate into any other entity, acquire any interest in any entity, business or combination of businesses, or invest or obligate itself to invest in any new subsidiary, partnership, joint venture or other entity, or acquire all or substantially all of the assets of any of the foregoing without the written consent of Purchaser.

5.5 Limitation on Compromising Accounts and Claims. The Company shall not assign, transfer, pledge, compromise or release any of the claims of or debts due to the Company except upon payment in full, or arbitrate or consent to the arbitration of any of the disputes or controversies of the Company.

5.6 Limitation on Indebtedness. The Company shall not create, incur, assume, guarantee, endorse, become or be liable in any manner with respect to any indebtedness without the written consent of the Purchaser, except:

(a) taxes, assessments and governmental charges or levies which are not delinquent or which are being contested in good faith by appropriate proceedings and for which the Company has set aside on its books adequate reserves;

(b) trade payables and other obligations incurred in the ordinary course of business, but not fixed or contingent obligations to franchisees that would otherwise be restricted under this Agreement;

(c) any indebtedness to the lenders listed in Article 2.5 or a successor senior lender;

(d) the indebtedness evidenced by the Note.

5.7 Limitation on Transactions with and Loans to shareholders and Affiliates, and on Loans. Exclusive of intercompany balances between the Company and any subsidiary, the Company shall not have loans or advances outstanding at any time to a shareholder or any Affiliate of a shareholder, or make loans to or guarantee, directly or indirectly, any undertaking of any Person other than a subsidiary without the prior approval of SBL Capital.

5.8 Limitation on Employment Agreements and on Modifications to Material Contracts. The Company shall not enter into any material employment agreement or amend, modify or terminate the terms of any material agreement of the Company.

5.9 Limitation on Benefit Plans. The Company shall not establish any profit sharing or other employee benefit plan, but may maintain its existing 401(k) and cafeteria health insurance plans.

ARTICLE 6
Defaults

6.1 Events of Default. The following actions and/or inactions, or the occurrence of any of the following events or circumstances, shall constitute Events of Default hereunder and under the Note:

(a) Failure to Pay Amounts When Due. Should the Company fail to make any interest payment within ten days of the day that it is due, or fail to repay any portion of the principal amount of the Note upon its maturity.

(b) Breach of Covenants. Should the Company fail to perform any of its covenants under this Agreement and such failure shall continue unremedied for a period of thirty days after notice of such failure from the Purchaser to the Company.

(c) Default in Favor of Third Parties. Should the Company default under any loan, extension of credit, security agreement or any other agreement in favor of any other creditor or person that might affect the Company's ability to satisfy its obligations under the Note, and such default shall not have been remedied within forty-eight (48) hours of default.

(d) Insolvency. The suspension, insolvency or failure, however evidenced, of the Company.

(e) Voluntary Readjustment of Indebtedness. Should the Company commence any case or proceeding for readjustment of indebtedness, reorganization, liquidation, composition or extension under any federal or state bankruptcy or insolvency law.

(f) Involuntary Readjustment of Indebtedness. Should any involuntary case or proceeding for readjustment of indebtedness, reorganization, liquidation, composition or extension under any federal or state bankruptcy or insolvency law be brought against Company and not be dismissed within sixty days thereafter.

(9) Receivership. Should proceedings for the appointment of a receiver of all or any part of the Company's property be commenced and not dismissed within sixty days thereafter, or should a receiver be appointed for all or any part of the Company's property.

(h) Dissolution Proceedings. Should proceedings for the dissolution of or appointment of a liquidator for the Company be commenced and not dismissed within sixty days thereafter.

(i) False Statements. Should any representation, warranty or material statement of the Company in this Agreement prove to be incorrect or misleading in any material respect. It is expressly understood that no Event of Default shall occur with respect to any such representation, warranty or statement, the subject matter of which the Purchaser has actual knowledge of as a result of its existing relationship with the Company.

(j) Material Adverse Change. Should any material adverse change occur in the Company's financial condition.

(k) Adverse Judgments. Should one or more judgments be entered against Company involving in the aggregate a liability (not paid or fully covered by insurance) of $10,000.00 or more, and all such judgments or decrees shall not have been vacated, discharged, stayed or bonded pending appeal within 60 days from the entry thereof.

(l) Injunctions. Should the Company be enjoined, restrained or in any way prevented by the order of any court or any administrative or regulatory agency from conducting any material part of its business and such order-shall continue in effect for more than thirty (30) days.

(m) Bad Acts. Should the Company be indicted for a state or federal crime, or any civil or criminal action otherwise be brought or threatened against the Company, a punishment for which in any such case could include the forfeiture of any assets of the Company having a fair market value in excess of $10,000.00; or

(n) Change in Control. Should a Change in Control occur.

ARTICLE 7
Remedies Upon Default

7.1 Purchaser's Rights Upon Default. Should any one or more Events of Default occur or exist, then:

(a) Acceleration. The Purchaser shall have the right, at its sole option, by written notice to the Company to declare formally all indebtedness unde the Note to be in default and to accelerate the maturity of all amounts under the Note and insist upon immediate payment in full of the principal balance then outstanding thereunder, plus accrued interest and the prepayment fee, together with reasonable attorney's fees, costs, expenses and other fees and changes as provided therein;

(b) Default Interest Rate. The interest rate on the Note shall automatically and immediately be adjusted to equal the interest rate as stated above plus six percent (6%) (the "Default Interest Rate");

(c) Other Remedies. The Purchaser may take any and all action available to it at law or in equity to enforce its rights to collect the amounts due hereunder or to exercise any other power granted to it under this Agreement.

ARTICLE 8
Indemnities

8.1 The Company hereby agrees to indemnify and hold harmless the Purchaser from any and all claims, suits, obligations, damages, losses, costs, expenses (including without limitation each of their reasonable attorneys, fees and costs), demands, liabilities, penalties, fines and forfeitures of any nature whatsoever that may be asserted against or incurred by Purchaser or, arising out of or in any way relating to or occasioned by this Agreement or the exercise of any of the rights or remedies granted to the Purchaser or hereunder. This indemnity provision shall survive the termination of this Agreement as to all matters arising or accruing prior to such termination, notwithstanding any exercise by the Purchaser of any of the remedies provided under this Agreement following any Event of Default.

8.2 The Company hereby agrees to indemnify and hold harmless any individual who serves pursuant to Section 2.6 of this Agreement as Purchaser's designated director or observer on the Company's Board of Directors from any and all claims, suits, obligations, damages, losses, costs, expenses (including without limitation each of their reasonable attorneys' fees and costs), demands, liabilities, penalties, fines and forfeitures of any nature whatsoever that may be asserted against or incurred by such persons arising out of or in any way relating to or occasioned by his or her service as a director or observer of the Company's Board of Directors. This indemnity provision shall survive the termination of this Agreement as to all matters arising or accruing prior to such termination, notwithstanding any exercise by the Purchaser of any of the remedies provided under this Agreement following any Event of Default.

ARTICLE 9

Registration Under the Securities Act

9.1 Incidental Registration. If at any time the Company proposes to register any of its securities under the Act (other than on Form S-8 or S-14 or other form related to an offering of the type to which such forms relate), the Company will at such time give written notice to all holders of Restricted Securities of its intention so to do and, upon the written request of any holders of Restricted Securities, made within twenty (20) days after such notice is given by the Company (which request shall state the intended method of disposition of such Restricted Shares by the prospective seller), the Company will use its best efforts to cause all Shares which , the holders of which shall have so requested registration thereof, to be registered under the Act, all to the extent requisite to permit the sale or other disposition (in accordance with the intended methods thereof, as aforesaid) by the prospective seller or sellers of the Shares so registered.

9.2 Registration Procedures and Expenses. If and whenever Seller effects the registration of any of the Shares under the Act, the Company will as expeditiously as possible:

(a) prepare and file with the SEC a registration statement with respect to the offering of such securities. Such registration statement to become and remain effective for such period as may be required or permitted by la for the sale of all Shares proposed to be sold by the holders, not exceeding
180 days;

(b) prepare and file with the SEC such amendments and supplements to suc registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective as may be required by the immediately preceding subdivision and to comply with the provisions of the Act with respect to the transfer of all securities covered by such registration statement whenever, prior to the expiration of 180 days after the effective date thereof, a seller desires to transfer the same;

(c) furnish to each selling member such numbers of copies of a summary prospectus or other prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as such seller may reasonably request in order to facilitate the transfer of the securities owned by such seller; and

(d) use its best efforts to register or qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as each such seller shall request and do any and all other acts and things which may be necessary or advisable to enable such seller to consummate the transfer in such jurisdictions of the securities owned by such seller.

All expenses incurred by the Company in complying with this Section 9.3, including without limitation all registration, qualification and filing fees, printing expenses, fees and disbursements to counsel of Seller and the expense of any special audits incident to or required by any such registration are herein called "Registration Expenses"; and all underwriting discounts applicable to the Restricted Shares and all fees disbursements of counsel for any seller are herein called "Selling Expenses."

9.4 Allocation of Expenses. The Company shall pay all Registration Expenses in connection with each registration statement pursuant to Section 9.2 hereof.

9.5 Indemnification. In the event of any registration of any of the Restricted Securities under the Act pursuant to this Section 9, the Company shall indemnify and hold harmless each seller of such Restricted Securities, each underwriter of such Restricted Securities, and each other person, if any, who controls such seller or underwriter within the meaning of the Act, against any losses, claims, damages or liabilities joint or several, to which such seller, underwriter or controlling person may become subject under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained, on the effective date thereof, in any registration statement under which such Restricted Securities were registered under the Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and will reimburse such seller, underwriter and each such controlling person for any legal or other expenses reasonably incurred by such seller, underwriter or such controlling person in connection with investigating or defending any such loss, claim, damage or liability, provided, however, that Seller shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in said registration statement, said preliminary prospectus or said prospectus or said amendment or supplement in reliance upon and in conformity with written information furnished to Seller through an instrument duly executed by such seller or underwriter specifically for use in the preparation thereof.

It shall be a condition precedent to the obligation of the Company to complete any action pursuant to Section 9.1 hereof that the Company shall have received an undertaking satisfactory to it from each prospective seller of Restricted Securities to be registered under each registration pursuant to Sections and hereof, and from each underwriter of such Restricted Shares, to indemnify and hold harmless (in the same manner and to the same extent as set forth above in this Section with respect to Seller) the Company, each director of the Company, each officer of the Company who shall sign such registration statement and each person who controls the Company within the meaning of the Act, with respect to any statement in or omission from any such registration statement or preliminary or final prospectus, if such statement or omission was made in reliance upon and in conformity with information furnished in writing to Seller by or on behalf of such seller specifically for use in connection with the preparation of such registration statement or prospectus.

The foregoing notwithstanding, in the event a claim for reimbursement of liabilities under the Act by reason of the foregoing indemnity provisions of this Agreement is asserted by any director of Seller or by any person in control of Seller within the meaning of the Act, in the absence of controlling precedent, Seller shall have the right to submit to a court of appropriate jurisdiction the question of whether such reimbursement by it is against public policy as expressed in the Act, and Seller and each such director and controlling person will be governed by the final adjudication of such issue.

ARTICLE 10
Miscellaneous

10.1 Complete Agreement. This Agreement constitutes the complete and exclusive statement of agreement between the Company and the Purchaser with respect to the subject matter hereof.

10.2 Governing Law. This Agreement and the rights of the parties hereunder will be governed by, interpreted, and enforced in accordance with the laws of the State of Louisiana applicable to contracts executed and to be performed entirely in Louisiana and by applicable federal law.

10.3 No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of the Purchaser, of any right, remedy, power or privilege hereunder or under the Note, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

10.4 Binding Effect. This Agreement will be binding upon and inure to the benefit of the Company and the Purchaser, and their respective successors and assigns.

10.5 Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision will be fully severable; this Agreement will be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid, or unenforceable provision, there will be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

10.6 Method of Execution. It is contemplated that this Agreement will be executed in numerous places and on different dates by the parties. Each party may execute a signature page on which its signature appears separately from the signatures of the other, and the signature pages of both parties will be gathered and attached to one copy of this Agreement. This method of execution, once accomplished, shall result in a binding contract.

10.7 Additional Documents and Acts. Each party agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated hereby.

10.8 Notices. Any notice to be given or to be served upon the Company or the Purchaser in connection with this Agreement must be in writing and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices will be given to the Company at 620 Florida Blvd., Suite 200, Baton Rouge, Louisiana, 70801, and to the Purchaser at 15538 Shenandoah Avenue, Baton Rouge, Louisiana, 70817. Either party may at any time by giving 5 days, prior written notice to the other party, designate any other address in substitution of the foregoing address to which such notice will be given.

10.9 Amendments. All amendments to this Agreement must be in writing and signed by both parties.

10.10 Expenses. The Company will be responsible for the payment of its fees, expenses and other costs, incurred in connection with Company's issuance and the Purchaser's purchase of the Note, and all related transactions. The Company shall reimburse SBL Capital at the closing of the Note for its payment of attorney's fees and expenses incurred in connection with the negotiation, preparation, review and closing of the Agreement, the Warrant and all agreements, documents related thereto.

10.11 Tombstones. The Company hereby consents to the Purchaser's including in informational advertisements (e.g., so-called "tombstone" advertisements), a summary of this transaction and any related or future transactions between the Company and Purchaser.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

MD Technologies Inc.

Witness

By: ______________________
Name: Jose S. Canseco
Title. Chief Executive Officer

____
Jose S. Canseco, Individually
Guarantor

SBL Capital Corporation

By: ______________________
Name: Terry D. Jones
Title: President

FORM 1-A

Exhibit 6.10

Employment Agreement of Terry Jones

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT is entered into by and between MD Technologies, Inc., a Delaware corporation (the "Company"), and Terry Jones, the undersigned individual ("Executive").

RECITAL

The Company and Executive desire to enter into an Employment Agreement setting forth the terms and conditions of Executive's employment with the Company.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the Company and Executive agree as follows:

1). **Employment**

(a) Position. The Company hereby employs Executive to serve as V-P of Finance and to serve in such additional or different position or positions as the Company may determine in its sole discretion.

(b) Duties and Responsibilities. Executive will report to the Jose S. Canseco. Within the limitations established by the Bylaws of the Company, the Executive shall have each and all of the duties and responsibilities of that position and such other or different duties on behalf of the Company, as may be assigned from time to time by Mr. Canseco. Executive will be responsible for assisting the CFO, assisting in preparing the budgets and assisting in all mergers and acquisitions and such other specific duties and responsibilities as the Company shall from time to time assign.

2). **Compensation.**

(a) Base Salary. Executive shall be paid a base salary ("Base Salary") at the annual rate of $95,000, payable in bi-monthly installments consistent with Company's payroll practices. The annual Base Salary shall be reviewed on or before January 1 of each year by the Board of Directors of the Company to determine if such Base Salary should be increased for the following year in recognition of services to the Company. The Company shall raise the Executive's salary yearly by an amount not less than the increase in the Consumer Price Index ("CPI") for All Urban Consumers over the previous 12 months, as published by the United States Department of Labor, Bureau of Labor Statistics. While raises above CPI cannot be guaranteed, the Company indicates its good faith intention to adjust Executive's salary to approximate the salary being paid other Executives in similarly situated companies, whenever the Company's financial condition permits.

(b) Payment. Payment of all compensation to Executive hereunder shall be made in accordance with the relevant Company policies in effect from time to time, including normal payroll practices, and shall be subject to all applicable employment and withholding taxes.

(c) Bonus. Should the Company's financial condition permit, Executive shall be paid a bonus that approximates bonuses being paid to executives in similarly situated companies.

3). **Other Employment Benefits**.

(a) Business Expenses. Upon submission of itemized expense statements in the manner specified by the Company, Executive shall be entitled to reimbursement for reasonable travel and other reasonable business expenses duly incurred by Executive in the performance of his duties under this Agreement.

(b) Benefit Plans. Executive shall be entitled to participate in any benefit plan offered by the Company to its employees during the term of this Agreement (other than stock option or stock incentive plans, which are governed by Section 3(d) below). Nothing in this Agreement shall preclude the Company or any affiliate of the Company from terminating or amending any employee benefit plan or program from time to time.

(c) Stock Options. Executive shall be entitled to options to acquire shares of the Common Stock of the Company pursuant to the terms of a Stock Option Plan to be adopted by the Company.

(e) No Other Benefits. Executive understands and acknowledges that the compensation specified in Sections 2 and 3 of this Agreement shall be in lieu of any and all other compensation, benefits and plans.

4). **Executive's Business Activities**. Condition precedent: Executive may serve as a member of the Board of Directors of other organizations that do not compete with the Company, and may participate in other professional, civic, governmental organizations and activities that do not materially affect his ability to carry out his duties hereunder.

5). **Termination of Employment**.

(a) By Company for Cause. Notwithstanding anything herein to the contrary, the Company may terminate Executive's employment hereunder for cause which includes: willful misconduct, gross negligence; theft, fraud or other illegal conduct; refusal or unwillingness to perform duties; sexual harassment; conduct which reflects adversely upon, or making any remarks disparaging of, the Company, its Board, officers, directors, advisors or employees or its affiliates or subsidiaries; insubordination; any willful act that is likely to and which does in fact have the effect of injuring the reputation, business or a business relationship of the Company; violation of any fiduciary duty; violation of any duty of loyalty; and breach of any term of this Agreement.

Upon termination for cause, the Company shall have no further obligation to Executive except to pay all accrued but unpaid base salary and vacation to the date of termination.

The Company shall not terminate the employment of Executive without first providing Executive thirty (30) days' written notice of such failure, and affording Executive the ability to cure such failure within a reasonable time thereafter if the failure is such that can reasonably be cured by Executive, such notice to be given in good faith and to specify in reasonable detail the basis of such notice.

(b) By Executive for Cause. Executive may void this contract for cause. For purposes of this Section, "Cause" is hereby defined as: failure of Company to pay Executive his salary and other benefits when due; Bankruptcy or placement of Company in receivership; failure of the Company to implement the business plan approved by its Board of Directors for a period of 24 months.

(c) Cooperation. After notice of termination, Executive shall cooperate with the Company, as reasonably requested by the Company, to effect a transition of Executive's responsibilities and to ensure that the Company is aware of all matters being handled by Executive.

6). **Disability of Executive.** The Company may terminate this Agreement without liability if Executive shall be permanently prevented from properly performing his essential duties hereunder with reasonable accommodation by reason of illness or other physical or mental incapacity for a period of more than one hundred and twenty [120] consecutive calendar days. Upon such termination, Executive shall be entitled to all accrued but unpaid Base Salary and vacation.

7). **Death of Executive.** In the event of the death of Executive during the Employment Period, the Company's obligations hereunder shall automatically cease and terminate; provided, however, that within 30 days of Executive's death the Company shall pay to Executive's heirs or personal representatives Executive's Base Salary and accrued vacation accrued to the date of death.

8). **Confidentiality.** Executive recognizes that as a result of his employment by the Company prior to the date of this Agreement, as well as his future employment under this Agreement, Executive has become informed and will in the future become further informed of a variety of confidential and proprietary information, documents, and correspondence concerning the Company; its future capital improvement, marketing, and other plans; its employees; and its clients and/or patients. Executive hereby agrees that he will, not only during the term of his employment pursuant to this Agreement, but also after the termination of such employment:

(a) Treat all such information, documents, and correspondence with the same degree of confidentiality as they are treated by the Company.

9). **Non-Competition.**

(a) Executive agrees that during the term of his employment with the Company and for a period of one (1) year thereafter, he will refrain from carrying on or engaging in a business similar to that of the Company, serving as an officer, partner, director, manager, or similar official of or consultant to any company engaged in the business of providing medical practice management software and/or medical billing services and/or from soliciting customers of the Company in the cities of Miami and Atlanta or within the Parishes of Lafayette, Iberia, East Baton Rouge, Jefferson, Orleans, and St. Tammany, State of Louisiana, so long as the Company carries on a like business in such Cities and Parishes

(b) Executive acknowledges that his agreement not to compete with the Company is necessarily of a special, unique and extraordinary nature, and that the loss arising from a breach hereof cannot reasonably and adequately be compensated by money damages and will cause the Company to suffer irreparable harm. Accordingly, Executive consents and agrees that upon the failure of Executive to comply with the obligations of subparagraph (a) of this paragraph at any time, the Company shall be entitled, among and in addition to any other rights or remedies available hereunder or otherwise, to injunctive or other extraordinary relief to prevent Executive from committing or continuing a breach of such obligations.

10). **Exclusive Employment.** During employment with the Company, Executive will not do anything to compete with the Company's present or contemplated business, nor will he plan or organize any competitive business activity. Executive will not enter into any agreement which conflicts with his or her duties or obligations to the Company. Executive will not during his employment or within one (1) year after it ends, without the Company's express written consent, directly or indirectly, solicit or encourage any employee, agent, independent contractor, supplier, customer, consultant or any other person or company to terminate or alter a relationship with the Company.

11). **Assignment and Transfer.** Executive's rights and obligations under this Agreement shall not be transferable by assignment or otherwise, and any purported assignment, transfer or delegation thereof shall be void. This Agreement shall inure to the benefit of, and be binding upon and enforceable by, any purchaser of substantially all of Company's assets, any corporate successor to Company or any assignee thereof.

12). **No Inconsistent Obligations.** Executive is aware of no obligations, legal or otherwise, inconsistent with the terms of this Agreement or with Executive's undertaking employment with the Company. Executive will not disclose to the Company, or use, or induce the Company to use, any proprietary information or trade secrets of others. Executive represents and warrants that he or she has returned all property and confidential information belonging to all prior employers.

13. **Miscellaneous.**

(a) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Louisiana without regard to conflict of law principles.

(b) Amendment. This Agreement may be amended only by a writing signed by Executive and by a duly authorized representative of the Company.

(c) Entire Agreement. This agreement contains the entire agreement and understanding between the parties concerning Executive's employment. The parties intend it as a complete and exclusive statement of the terms of their agreement. It supersedes and replaces all prior negotiations and all agreements, proposed or otherwise, whether written or oral, concerning Executive's employment with the Company. Any representation, promise or agreement not specifically included in this Agreement shall not be binding upon or enforceable against either party. This is a fully integrated agreement.

(d) Severability. If any provision of this Agreement or the application thereof is held invalid, the invalidity shall not affect other provisions or applications of the Agreement which can be given effect without the invalid provisions or applications and, to this end, the provisions of this Agreement are declared to be severable.

(e) Construction. The headings and captions of this Agreement are provided for convenience only and are intended to have no effect in construing or interpreting this Agreement. The language in all parts of this Agreement shall be in all cases construed according to its fair meaning and not strictly for or against the Company or Executive.

(f) Rights Cumulative. The rights and remedies provided by this Agreement are cumulative, and the exercise of any right or remedy by either party hereto (or by its successor), whether pursuant to this Agreement, to any other agreement, or to law, shall not preclude or waive its right to exercise any or all other rights and remedies.

(g) Nonwaiver. No failure or neglect of either party hereto in any instance to exercise any right, power or privilege hereunder or under law shall constitute a waiver of any other right, power or privilege or of the same right, power or privilege in any other instance. All waivers by either party hereto must be contained in a written instrument signed by the party to be charged and, in the case of the Company, by an officer of the Company (other than Executive) or other person duly authorized by the Company.

(h) Notices. Any notice, request, consent or approval required or permitted to be given under this Agreement or pursuant to law shall be sufficient if in writing, and if and when sent by certified or registered mail, with postage prepaid, to Executive's residence (as noted in the Company's records), or to the Company's general counsel at the company's principal office, as the case may be.

(i) Assistance in Litigation. Executive shall, during and after termination of employment, upon reasonable notice, furnish such information and proper assistance to the Company as may reasonably be required by the Company in connection with any litigation in which it or any of its subsidiaries or affiliates is, or may become a party; provided, however, that such assistance following termination shall be furnished at mutually agreeable times.

or to confirm, correct, vacate or otherwise enforce an arbitration award, shall be filed under seal with the court, to the extent permitted by law.

MD Technologies, Inc	**Terry Jones**
Name: [signature]	Name: [signature]
Title: CHAIRMAN	
Date: 9/24/03	Date: 9/24/03

FORM 1-A

Exhibit 6.11

Lease Agreement with Hearin Properties

Lease Agreement

Between

Hearin Properties ("Landlord")

&

MD Technoligies ("Tenant")

620 Florida Street
Baton Rouge, LA 70801

This Lease Agreement (this "Lease") is entered into effective as of May 1st, 2000, by and between **HEARIN PROPERTIES**, a Louisiana Partnership represented herein by Dick H. Hearin, Jr., its duly authorized Co-Managing Partner, ("Landlord") and **MD Technologies, Inc.** a Delaware Corporation, represented by William D. Davis its duly authorized Vice-President ("Tenant").

1. Leased Premises. Subject to, and upon the terms, provisions and conditions hereinafter set forth, and each in consideration of the duties, covenants and obligations of the other hereunder, Landlord does hereby lease, demise and let to Tenant, and Tenant does hereby lease from Landlord the office space containing approximately three thousand two-hundred (3,200) square feet identified on Exhibit "A" attached hereto as Suite 200 (the "Premises"), located on the second floor of the office building known as the "620 Florida Street Building" , located at 620 Florida Street , Baton Rouge, Louisiana (the "Building"), together with all appurtenances, including, without limitation, the right to use in common with others, the lobbies, bathrooms, kitchen facilities, elevators and other public portions of the Building. The common areas of the Building shall at all times be subject to the exclusive control and management of Landlord, and Landlord shall have the right from time to time to establish, modify and enforce reasonable rules and regulations with respect thereto. Landlord reserves the right to change from time to time the size, location and nature of the common areas of the Building, to sell and lease any portion thereof, to make additional installations therein and to move and remove the same.

2. **Term.** This Lease is for a term beginning on the day Landlord notifies Tenant that the improvements are completed and the space is ready for occupancy or the date in which Tenant assumes partial or early occupancy of the premises (whichever occurs first) and ending on the fifth anniversary of said date (the "Term").

3. Use. The Premises are to be used and occupied by Tenant solely for general business office purposes. Tenant agrees not to occupy or use, or permit any portion of the Premises to be

occupied or used for any business or purpose which is unlawful or deemed to be hazardous, or permit anything to be done which would in any way increase the rate of fire insurance coverage on the Building and/or its contents.

4. Rent. Tenant agrees to pay to Landlord as rent for the Term, without deduction or set-off, the following amounts:

Lease Year	Projected Lease Term	Monthly Rental	Annual Rental
1	6.1.2000 to 5.31.2001	$0	$0
2	6.1.2001 to 5.31.2002	$3,733.00	$44,796.00
3	6.1.2002 to 5.31.2003	$4,000.00	$48,000.00
4	6.1.2003 to 5.31.2004	$4,280.00	$51,360.00
5	6.1.2004 to 5.31.2005	$4,579.00	$54,948.00

Rent shall be due and payable in advance on the first day of each month, and shall be mailed to Landlord at P. O. Box 2551, Baton Rouge, LA 70821, or hand-delivered to Landlord at 500 Laurel Street, Suite 505, Baton Rouge, LA 70801. If the Term commences on other than the first day of the month or terminates on other than the last day of the month, then the installment of rent for such month or months shall be prorated and the installment or installments so prorated shall be paid in advance. All past due installments of rent shall bear interest at the rate of twelve percent (12%) per annum from the date due until paid.

5. **Landlord Covenants**. Landlord covenants and agrees with Tenant:

a. To furnish the electricity, gas and water utilized in operating any and all facilities serving the Premises, except as otherwise provided herein; routine maintenance and painting; and electric lighting service for all public areas and special service areas of the Building in the manner and to the extent deemed by Landlord to be standard.

b. To furnish Tenant, while occupying the Premises:

i. air-conditioning, and heating on a 24 hour, seven day per week basis. The air conditioning, and heating serving the room designated by Tenant as its server room will operate on 24/7 basis, those serving the rest of the premises shall be configured such that they are capable of being turned on or off by Tenant and programmed to operate in an energy efficient manner and schedule. Both Landlord and Tenant hereby agree that in the event that Landlord has based the rental calculations on annual energy expenses of $1.25 per square foot. In the event the annual utility costs are higher than $1.25 per square foot; Tenant shall reimburse Landlord for the additional costs.

ii. water at those points of supply provided for general use of tenants in the Building;

iii. janitorial service and trash removal to the premises during the term of this lease. Such service shall be provided by Landlord to Tenant on a three-day per week basis and will include general cleaning and rubbish removal.

iv. access to and use of the electrical service serving the Building, provided that Tenant does not overload the capacity of said service. Electrical service over and above normal electrical service shall be installed, maintained and provided only upon the request and at the cost of Tenant.

c. To furnish Tenant, free of charge, with two (2) keys for each corridor door entering the Premises, and additional keys will be furnished at a reasonable charge by Landlord on an order signed by Tenant or Tenant's authorized representative. All such keys shall remain the property of Landlord. With the exception of Tenant's designated server room which shall be equipped with special security feature, to which Landlord shall have emergency access upon one hour's notice to Tenant, no additional locks shall be allowed on any door of the Premises, without Landlord's reasonable approval. Upon termination of this Lease, Tenant shall surrender to Landlord all keys to the Premises.

d. Landlord shall use its best efforts to limit access to the Building outside normal business hours, provided, however, that Landlord shall have no responsibility or liability to Tenant or any party who may claim by or through Tenant for any loss, claim or damage arising out of theft, burglary, assault or other injury to persons or property caused by persons gaining access to the Building or the Premises, and Tenant hereby releases Landlord from any and all liability relating thereto.

e. To furnish Tenant, free of charge, with Seven (7) parking spaces in the parking lot adjacent to the Building and to make available at a cost of $55.00 per month five (5) additional spaces.

Landlord does not warrant that any service to be furnished by Landlord will be free from interruptions resulting from repairs, renewals, improvements, changes of service, alterations, strikes, lockouts, labor controversies, accidents, inability to obtain fuel, steam, water or supplies or other causes beyond the reasonable control of Landlord. In the event any equipment or machinery furnished by Landlord ceases to function properly, Landlord shall use reasonable diligence to repair same promptly, but Tenant shall have no claim for rebate of rent or damages on account of any interruptions in service occasioned thereby or resulting therefrom. Failure by Landlord to any extent to furnish the services described herein, or any cessation thereof, shall not render Landlord liable in any respect for damages to either person or property, nor entitle Tenant to any abatement of rent, nor relieve Tenant from fulfillment of any covenant or agreement of Tenant under this Lease.

6. **Peaceable Enjoyment**. Tenant shall peaceably have, hold and enjoy the Premises, subject to the other terms of this Lease, provided that Tenant pays the rent and has complied with all of Tenant's covenants herein contained.

7. **Tenant Covenants**. Tenant covenants and agrees with Landlord:

a. **Payments by Tenant** - To pay rent and all other sums provided to be paid to Landlord hereunder, at the times and in the manner herein provided, time being of the essence.

b. **Repairs by Landlord** - Unless otherwise expressly stipulated herein, Landlord shall not be required to make any improvements or repairs of any kind or character on the Premises during the Term, except such repairs to the roof, exterior Building walls and slabs, and common areas of the Building, including lighting, electrical, heating, air conditioning, ventilation, elevator and plumbing equipment as may be necessary to keep them in serviceable condition.

c. **Repairs by Tenant** - To pay to Landlord as additional rent hereunder, the cost of repairing or replacing any damage or injury done to the Building, or the Premises, or any part thereof, or equipment contained therein, caused by Tenant or Tenant's agents, employees, invitees or visitors, or relating in any way to the presence on the Premises of any machinery, equipment or other property which is in the care, custody or control of any of the aforesaid parties, whether or not said damage or injury is the result of any vice or defect in said machinery, equipment or property; failure to pay any such costs within thirty (30) days of being billed therefor shall be an event of default for nonpayment of rent hereunder, for which Landlord may have all the remedies provided herein and by law.

d. **Waste and Damage; Surrender of the Premises** - Not to commit or allow any waste or damage to be committed on any portion of the Premises, and at the termination of this Lease, by lapse of time or otherwise, to deliver up the Premises to Landlord in as good condition as at date of possession by Tenant, ordinary wear and tear excepted, and upon such termination of this Lease, Landlord shall have the right to re-enter and resume possession of the Premises.

e. **Assignment or Sublease** - Not to assign or sublet the Premises or any part thereof, without the consent of Landlord.

f. **Alterations, Additions and Improvements** - Not to permit the Premises to be used for any purpose other than that stated in paragraph 3 of this Lease, or make or allow to be made any alterations, physical additions or improvements in or to the Premises without first obtaining the written consent of Landlord. Any and all such alterations, physical additions or improvements, when made to the Premises by Tenant, shall at once become the property of Landlord and shall be surrendered to Landlord upon the termination of this Lease by lapse of time or otherwise; provided, however, that Landlord may, at its option, require Tenant to remove any or all such alterations, physical additions or improvements at Tenant's expense and restore the Premises to good and tenantable condition.

g. __Entry for Repairs and Inspection__ - To permit Landlord or its agents or representatives to enter into and upon any part of the Premises at all reasonable hours to inspect same, clean, or make repairs, alterations or additions thereto and to show the Premises to prospective new tenants or to prospective purchasers, as Landlord may deem necessary or desirable, and Tenant shall not be entitled to any abatement or reduction of rent by reason thereof.

h. __Nuisance__ - To conduct its business and control its agents, employees, invitees and visitors in such manner as not to create any nuisance, or interfere with, annoy or disturb any other tenant or Landlord in its operation of the Building. Tenant shall not obstruct or use the sidewalks, entries, passages, vestibules, halls, elevators or stairways of the Building for any other purpose than ingress and egress to and from the Premises, or throw or sweep or put anything out of the windows or doors, or in the passages or corridors of the Building.

8. __Condemnation__. Landlord and Tenant mutually covenant and agree that if the whole or any part of the Premises shall be taken by federal, state, parish, city or other authority for public use, or under any statute or by right of eminent domain or expropriation, Tenant shall not be entitled to any part of any award that may be made for such taking, nor for any damages, except that portion of any award or damages paid which is directly attributable to leasehold improvements installed and paid for by Tenant. In the event of a partial taking, rent shall be reduced as of the date of such taking in proportion to the taking. If such taking renders the remainder of the Premises untenantable for Tenant's purposes, Tenant shall have the option, to be exercised by notice in writing to Landlord within sixty (60) days after said taking, of terminating this Lease. Such termination shall take place not later than thirty (30) days after receipt of such notice by Landlord. Landlord shall notify Tenant in writing within ten (10) days of the receipt of official notice of commencement of condemnation proceedings.

9. __Condition of Leased Premises__. Tenant assumes responsibility for the condition of the Premises throughout the Term and does hereby agree to indemnify, defend and hold harmless Landlord, its agents, employees, successors and assigns, from and against any and all liability for any injury to, or death of, any person or persons or damage to property in any way arising out of, or connected with, the condition, use or occupancy of the Premises and from all costs, expenses and liabilities (including attorneys' fees and legal costs) incurred by Landlord in connection therewith, excepting, however, liability caused by any defect in the Premises which Landlord is obliged to repair under the terms of this Lease and which Landlord has neglected or refused to repair within a reasonable time after receipt of notice thereof from Tenant. The indemnity

provided in this paragraph is in addition to and complements, but does not restrict, any other indemnity provided to Landlord under this Lease.

10. <u>Lien for Rent</u>. In consideration of the mutual benefits arising under this Lease, Tenant hereby grants to Landlord a lien on all property of Tenant now or hereafter placed in or upon the Premises, and such lien of Landlord shall be for payment of all rent and other sums agreed to be paid by Tenant herein. Said lien shall be in addition to and cumulative of the lessor's privilege provided by law.

11. <u>Property Abandoned</u>. All property remaining in the Premises upon termination of this Lease shall be considered to have been abandoned by Tenant and Landlord may dispose of it in any manner Landlord wishes. Tenant will reimburse Landlord for all costs incurred for disposal together with all costs for repairs required because of removal of all or any such abandoned property.

12. <u>Holding Over</u>. In the event of holding over by Tenant after expiration or termination of this Lease without the written consent of Landlord, Tenant shall pay as liquidated damages an amount equal to five times the rent provided for herein, for the entire holdover period. No holding over by Tenant after the Term shall operate to extend this Lease; in the event of any holding over without the written consent of Landlord, Tenant shall indemnify Landlord against all claims for damages by any other tenant to whom Landlord may have leased all or any part of the Premises. Any holding over with the consent of Landlord in writing shall thereafter reconduct this Lease from month-to-month.

13. <u>Fire on Premises</u>. In the event of a fire or other casualty on the Premises, Tenant shall immediately give notice thereof to Landlord. If the Premises, through no fault or neglect of Tenant, its agents, employees, invitees or visitors, shall be partially destroyed by fire or other casualty so as to render the Premises untenantable, the rent provided for herein shall abate thereafter until such time as the Premises are made tenantable by Landlord. In the event of the total destruction of the Premises without fault or neglect of Tenant, its agents, employees, invitees or visitors, or if the same shall be so damaged that Landlord shall decide not to rebuild, then all rent or any other sums owed up to the time of such destruction or termination shall be paid by Tenant and thenceforth this Lease shall cease and come to an end, without any residual obligation on the part of either Landlord or Tenant. Landlord shall act in good faith to make a prompt determination as to whether or not to rebuild.

14. <u>Attorneys' Fees</u>. In the event either party hereto defaults in the performance of any of the terms, covenants, agreements or conditions contained in this Lease, and the non-defaulting party places the enforcement of this Lease in the hands of an attorney, or files suit upon the same, the defaulting party shall pay reasonable attorneys' fees incurred by the non-defaulting party.

15. <u>Amendment of Lease</u>. This Lease may not be modified or amended except by an instrument in writing signed by both parties hereto.

16. **Default by Tenant.**

a. The occurrence of any one or more of the following events shall constitute an event of default hereunder:

i. If Tenant shall fail to pay any rent or any other sum required to be paid under this Lease by Tenant when due;

ii. If Tenant shall fail to perform or observe any other agreement or covenant or provision of this Lease or otherwise violate any provision of this Lease and such failure or violation shall continue for ten (10) days after notice from Landlord;

iii. If Tenant or any guarantor of this Lease shall file a petition in bankruptcy or commence any proceeding under any bankruptcy, insolvency, reorganization, arrangement, composition, readjustment, dissolution, liquidation or similar law or statute of any jurisdiction, whether now or hereafter in effect, or if Tenant or any guarantor shall by act or omission approve, consent to or acquiesce in the filing of any such petition;

iv. If there shall be filed or commenced against Tenant or any guarantor of this Lease any proceeding under any bankruptcy, insolvency, reorganization, arrangement, composition, readjustment, dissolution, liquidation or similar law or statute of any jurisdiction, whether now or hereafter in effect, and if such proceedings shall remain undismissed thirty (30) days or more after its institution;

v. If Tenant or any guarantor of this Lease shall apply to or petition any tribunal for the appointment of a custodian, receiver, intervenor, keeper, trustee or similar official (howsoever named) for Tenant or any guarantor or for all or a substantial part of the property of any of them; or if Tenant or any guarantor shall by act or omission approve, consent to or acquiesce in any such appointment made at the request of any other person; or if Tenant or any guarantor shall suffer the appointment of any such official at the request of any other person to continue undischarged for thirty (30) days or more;

vi. If Tenant or any guarantor shall make an assignment for the benefit of creditors, or shall become insolvent or unable to pay their respective debts as the same become due, or shall admit in writing such insolvency or inability, or shall file any proceedings to declare such insolvency or inability, or if any such proceedings shall be filed against any of them and remain undismissed for thirty (30) days or more;

vii. If the leasehold interest of Tenant hereunder is encumbered, seized, levied upon or attached by process of law and Tenant shall fail to obtain the dismissal, dissolution or release thereof within thirty (30) days thereafter;

viii. If Tenant shall vacate, desert or abandon the Premises for a period of ten (10) consecutive days, or if Tenant shall fail to occupy the Premises within ten (10) days after the commencement of the Term; or

ix. If any event shall occur or any contingency shall arise whereby this Lease or the estate hereby demised would, by operation of law or otherwise, devolve upon or pass to any person other than Tenant.

b. Upon the occurrence of an event of default under this Lease, Landlord, at its option, may exercise any one or more of the following remedies in addition to all other rights and remedies granted by law: (i) accelerate the rent for the whole of the un-expired Term, which rent shall become immediately due and exigible; or (ii) immediately cancel this Lease; or (iii) proceed for past due installments only, reserving its right to later proceed for the remaining installments; or (iv) re-enter the Premises and let them for such price and on such terms as may be immediately obtainable and apply the net amount realized to the payment of the rent.

c. If Landlord has elected to accelerate the rent for the unexpired Term, then Landlord shall have the further option to re-enter the Premises and to attempt to lease them for such rent and on such terms as Landlord may be able to obtain, in reduction of the amount due Landlord, or, if Landlord is unable to lease them, to let them on a month-to-month basis, and credit the net amount realized on the payment of rent due for the full unexpired Term, reserving the right to sue thereafter for any balance remaining due after credit for the rent actually received or estimated to be received. Any balance thus due shall be considered rent due under this Lease and shall be secured by the lessor's privilege and right of detention. Exercise of this right of re-entry and privilege to re-let shall not in any way prejudice Landlord's right to hold Tenant liable for any amount due under this Lease in excess of the amount for which the Premises are re-let. In addition, if Tenant fails or refuses to permit Landlord to re-enter the Premises, Landlord shall have the right to eject Tenant in accordance with the provisions of Louisiana Code of Civil Procedure, Articles 4701-4735, without forfeiting any of Landlord's rights under this paragraph or under the other terms of this Lease, and Landlord may at the same time or subsequently sue for any money due or to enforce any other rights which Landlord may have.

17. **Non-Waiver**. Failure of Landlord to declare any default immediately upon occurrence thereof, or delay in taking any action in connection therewith, shall not waive such default, but Landlord shall have the right to declare any such default at any time and take such action as might be lawful or authorized hereunder, either in law or in equity. No custom or practice followed in connection with this Lease shall constitute a waiver of Tenant's obligations under this Lease. Time is of the essence with respect to the performance of every obligation of Tenant under this Lease.

18. **Indemnity; Tenant's Liability Insurance**.

a. Tenant shall indemnify and hold Landlord, its members, agents, servants and employees harmless from and against any and all claims, damages, losses, expenses and any other costs (including but not limited to attorneys' fees) resulting from or arising out of any and all injuries to or death of any person or damage to any property or other loss caused in whole or in part by any act, omission, negligence or neglect of Tenant or Tenant's officers, directors, agents, employees, invitees or visitors, or any parties contracting with Tenant relating to the Premises, or relating in any way to the presence on the Premises of any machinery, equipment or other property, whether or not said damage or injury is the result of any vice or defect in said machinery, equipment or property.

b. Tenant, at its sole expense, is required to carry and maintain, at all times during physical occupancy of the Premises and the Term, general public liability insurance against claims for bodily injury and death occurring in, on, or about the Premises or the Building, with limitations of not less than $1,000,000 for any one person injured in any one accident, and not less than $1,000,000 for property damage per accident, with an insurance company reasonably acceptable to Landlord, qualified to do business in the State of Louisiana. Tenant shall furnish Landlord with copies of certificates of insurance as provided herein, naming Landlord as an additional insured thereunder, prior to physical occupancy of the Premises.

19. **Tenant's Property Insurance**. Tenant shall maintain throughout the Term insurance on Tenant's property situated on the Premises, and all leasehold improvements made to the Premises by or on behalf of Tenant, covering those risks covered by an "all risk" policy of property insurance, in minimum limits equal to the full replacement costs thereof.

20. **Mutual Waiver of Subrogation Rights**. Whenever any loss, cost, damage or expense resulting from fire, explosion or any other insured casualty or occurrence is incurred by either Landlord or Tenant and such party is then covered or required to be covered in whole or in part by insurance with respect to such loss, cost, damage or expense, then the party so insured, or required to be insured hereby releases the other party from any and all liability it may have on account of such loss, costs, damage or expense, to the extent of any amount recovered, or which would have been recovered if so insured, by reason of such insurance, and waives any right of recovery which might otherwise exist in, or accrue to, any person on account thereof, to the full extent of such losses, costs, damages or expenses, notwithstanding any deductible in such policy, provided, however, that such release of liability and waiver of the right of subrogation shall not be operative in any case where the effect thereof is to invalidate such insurance coverage.

21. **Tenant's Liability for Taxes**. Tenant shall be liable for ad valorem taxes on Tenant's personal property situated on the Premises. If the applicable taxing authorities do not separately assess Tenant's leasehold improvements, Landlord may make a reasonable allocation of the ad valorem taxes assessed on the Building to give effect to the preceding sentence.

22. **Estoppel Certificates**. Tenant agrees, at any time and from time to time, upon not less than five (5) days prior written notice by Landlord to execute, acknowledge and deliver to Landlord or to such persons as may be designated by Landlord, a statement in writing (a) certifying that Tenant is in possession of the Premises, has unconditionally accepted the same and is currently paying rent hereunder, (b) certifying that this Lease is unmodified and in full force and effect (or if there have been modifications, that this Lease is in full force and effect as modified and stating the modifications), (c) stating the dates as to which the rent and other charges

hereunder have been paid by Tenant, and (d) stating whether or not to the best knowledge of Tenant, Landlord is in default in the performance of any covenant, agreement or condition contained in this Lease, and, if so, specifying each such default. Any such statement delivered pursuant hereto may be relied upon by any owner, prospective owner, prospective purchaser, mortgagee or prospective mortgagee of the Building or Landlord's interest therein, or any prospective assignee of any such mortgagee.

23. **Recordation**. This Lease shall not be placed of record. However, at the request of either party, the other shall execute an extract of this Lease for purposes of recordation, in form and content as provided in Louisiana R.S. 9:2721.1, without disclosing the rent payable hereunder.

24. **Name of Building**. Landlord shall have the right to name and from time-to time change the name of the Building.

25. **Compliance with Laws**. Tenant shall, at Tenant's expense, comply with all laws, rules, regulations, requirements and recommendations of all parish, municipal, state, federal and other applicable governmental authorities now or hereafter in force, including, without limitation, the Americans with Disabilities Act of 1990 (the "ADA"), as they relate to the Premises and the conduct of Tenant's business therein. Tenant further acknowledges that such compliance may require Tenant to make permanent replacements and capital improvements to the Premises that (a) have expected useful lives extending beyond the Term, and (b) would otherwise be the responsibility of Landlord. All alterations and improvements made by Tenant pursuant to this paragraph shall be subject to the requirements of subparagraph 7.f. of this Lease. Tenant agrees to indemnify and hold Landlord harmless from and against all damages, losses, fines and expenses, including reasonable attorneys' fees, incurred by Landlord as a result of Tenant's failure to comply with any provision of this paragraph.

26. **Dangerous Substances; Heavy Objects**. Tenant shall not bring or cause to be brought into the Premises or any other part of the Building any flammable, dangerous or explosive oils, chemicals or materials, nor shall Tenant bring or cause to be brought into the Building any article or fixture which by reason of its size and weight shall load any floor beyond its reasonable weight-carrying capacity. No safe, heavy article or anything that might damage any part of the Building shall be taken into or out of the Building without the prior written consent of Landlord, and Landlord shall in all cases retain the power to prescribe the maximum permitted weight, and indicate the place where any such safe or heavy article is to stand. If any damage is caused to the Building by any article brought into the Building or into the Premises by or on behalf of Tenant, Tenant shall reimburse Landlord on account of such repairs in accordance with subparagraph 7.c. of this Lease.

27. **Hazardous Material**.

a. Tenant shall not cause or permit any hazardous material (as defined by or described in any law or other legal mandate relating to injury to or the protection of human health or the environment) to be brought upon, kept or used in or about the Premises. Tenant shall not discharge, leak or emit, or permit to be discharged, leaked or emitted, any material into any portion of the Building or into the atmosphere, ground, sewer system or any body of water, if that material does or may pollute or contaminate the same, or may adversely affect (i) the health, welfare or safety of persons, whether located on the Premises, the Building or elsewhere, or (ii) the condition, use or enjoyment of the Building or any other property.

b. Tenant hereby agrees that it shall be fully liable for all costs and expenses related to the use, storage and disposal of hazardous material in or about the Premises or any other portion of the Building on account of any action or inaction of Tenant, and Tenant shall give immediate notice to Landlord of any violation or potential violation of the provisions of this paragraph 27. Tenant shall defend, indemnify and hold harmless Landlord and its agents and employees, from and against any claims, demands, penalties, fines, liabilities, settlements, damages, costs or expenses (including, without limitation, attorneys' fees and legal expenses) of whatever kind or nature, arising out of or in any way related to Tenant's breach of its obligations under this paragraph 27. Tenant's obligations under this paragraph 27 will survive the expiration or other termination of this Lease.

28. Rules and Regulations. Tenant will comply with the rules of the Building and adjacent parking lot adopted and altered by Landlord from time to time for the safety, care and cleanliness of the Premises, Building and parking lot and for preservation of good order therein, copies of which will be sent by Landlord to Tenant in writing. The Rules and Regulations to apply when Tenant occupies the Premises are annexed as Exhibit B.

29. Signage. Tenant shall not be permitted to place any signs on the Building or the Premises without Landlord's prior written approval of the size, design and location of said sign. Upon termination of this Lease, Tenant shall remove any sign, advertisement or notice painted on or affixed to the Building or the Premises by or on behalf of Tenant, and restore the place it occupied to the condition in which it existed as of the date of this Lease. Upon Tenant's failure to do so, Landlord may do so at Tenant's expense.

30. Limitation of Liability. Anything in this Lease or the law to the contrary notwithstanding, Tenant agrees that it shall look solely to the estate and property of Landlord in the Building and the land upon which the Building is constructed for the collection of any judgment (or other judicial process) requiring the payment of money by Landlord in the event of any default by Landlord with respect to any of the terms, covenants and conditions of this Lease to be observed or performed by Landlord. No other assets of Landlord shall be subject to levy, execution or other procedure for the satisfaction of Tenant's remedies. No claim for any deficiency remaining shall ever be asserted against Landlord individually, or its successors or assigns.

32. Miscellaneous.

a. This Lease shall be binding upon and inure to the benefit of the successors and assigns of Landlord, and shall be binding upon and inure to the benefit of Tenant, its legal representatives and successors, and, to the extent assignment may be approved by Landlord hereunder, Tenant's assigns.

b. All rights and remedies of Landlord under this Lease shall be cumulative and none shall exclude any other rights or remedies allowed by law. All of the terms hereof shall be construed according to the laws of the State of Louisiana.

c. Landlord shall have the option, at any time during the Term, and any extension thereof, to relocate the Premises at Landlord's expense to a location in the Building of similar size and improvement quality and at the same rent rate. In such case, Landlord shall bear Tenant's reasonable moving costs.

d. In the event that there be more than one person named as Tenant herein, each Tenant binds himself, jointly, severally and in solido, with all the others for the payment of the rent, and the performance of all of the covenants, agreements, stipulations and conditions herein contained, in accordance with the terms hereof.

e. Each notice required or permitted to be given hereunder by one party or the other shall be in writing with a statement therein to the effect that notice is given pursuant to this Lease and the same shall be given and deemed to have been delivered, served and given if placed in the United States mail, postage prepaid, by registered or certified mail, return receipt requested, addressed to the party at the address provided herein.

f. If any provision of this Lease, or the application thereof to any person or circumstances, shall, to any extent, be invalid or unenforceable, the remainder of this Lease, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision of this Lease shall be valid and be enforced to the fullest extent permitted by law.

g. The paragraph headings contained in this Lease are for convenience and reference only, and the words contained therein shall in no way be held to explain, modify, amplify or aid in the interpretation, construction or meaning of the provisions of this Lease.

33. Early Termination: Tenant shall, upon giving Landlord one hundred eighty (180) days advance notice, in writing, have the option to terminate this Agreement at end of the third year of the term.

34. Tenant Improvements: Prior to Tenant's occupancy, Landlord at Landlord's's expense shall cause to be installed the tenant improvements (build-out) as further outlined in Exhibit "_____".

EXECUTED effective as of the date first set forth above.

LANDLORD:

HEARIN PROPERTIES PARTNERSHIP

By:____________________________________
Dick H. Hearin, Jr., Co-Managing Partner

TENANT:

MD Technologies, Inc.

By:____________________________________
William D. Davis, Vice-President

FIRST AMENDMENT
TO

Lease Agreement

Between

Hearin Properties ("Landlord")

&

MD Technoligies ("Tenant")

620 Florida Street
Baton Rouge, LA 70801

This First Amendment to Lease Agreement (this "Lease") between **HEARIN PROPERTIES**, a Louisiana Partnership represented herein by Dick H. Hearin, Jr., its duly authorized Co-Managing Partner, ("Landlord") and **MD Technologies, Inc.** a Delaware Corporation, represented by William D. Davis its duly authorized Vice-President ("Tenant") is entered into effective as of January 1st, 2002.

Whereas, the Lease between the parties hereto provides for monthly rental payments during 2002 of $3,733.00.

Whereas, the parties hereto have agreed that for the months of January, February and March of 2002 the monthly rentals shall be reduced to $1,866.00.

Now therefor, the parties agree that for the months of January, February and March of 2002, the monthly rental under the Lease shall be $1,866.00.

All other terms and conditions of the Lease shall remain unchanged.

MD Technologies, Inc.

____

Hearin Properties

____

FORM 1-A

Exhibit 6.12

Advertising Agreement with The Graham Group, Inc. and
Graham Group Interactive, Inc.

GRAHAM GROUP

ADVERTISING AGREEMENT

TO: William Ellison
Secretary and General Counsel
MD Technologies
620 Florida St., Suite 200
Baton Rouge, LA 70801

By acceptance of this agreement, you hereby appoint and retain The Graham Group, Inc. as your Advertising/P.R agency and/or Graham Group Interactive, Inc, as your Internet content development firm; hereafter known collectively as the Agency. Acceptance of this agreement confirms the understanding of both parties pertaining to the contractual relationship set forth herein.

SERVICES TO BE PERFORMED:
The Agency will plan, create, produce and purchase as agent on the client's behalf such advertising as may be approved by the Client. The Agency will always attempt to obtain the most advantageous rates. Agency will check and verify insertions, broadcasts or other use of advertising in keeping with agency practice and will audit all invoices from media and suppliers of materials and services.

PRINCIPAL/AGENT RELATIONSHIP:
This advertising agreement is an agreement of Principal/Agent only, and is not under any circumstances whatsoever to be deemed, nor is it the intent of the parties hereto, to be construed as a joint venture or partnership, but only as a Principal/Agent Relationship.

AGENCY COMPENSATION:

1. Media: Agency will be compensated at the standard agency commission of 15% on all media placements.
2. Production: Agency will be compensated at the standard agency commission of 20% on all outside purchases such as, but not limited to, illustrations, photography, imagesetting, camera work, and printing.
3. Agency Service: Professional services rendered for the client will be compensated for as follows:
   Strategic Planning, Broadcast Supervision, Senior Management ...$95.00/hour
   Public Relations Strategy, Creative Concept, Illustration,
   Account Supervision..$ 75.00/hour
   Copywriting, Layout/Design, Account Coordination,
   Mechanical, Print Production, Photography Supervision, P.R.
   Coordination, Other Agency Services.....................................$ 60.00/hour
4. Interactive Professional Services: Compensated for as follows:
   Database Design/ Development, Consulting,
   Programming,Hardware/SoftwareConfiguration
   Creative Development, Graphic Design,
   Marketing, HTML, Server Admin., Production, Research
   Account Service, Project Management, Copywriting...............$ 100/hour

5. Hosting: Monthly charge is based upon disk space used by Client's Web site
6. Miscellaneous: Client will reimburse Agency, at cost, for all out-of-pocket expenses including but not limited to shipping, postage, long distance telephone and travel expenses incurred on the Client's behalf.
   A nominal supply charge of up to $25.00 for art materials and archive media may be charged on various creative jobs.

ESTIMATES:

As a matter of ordinary operating practice, the Agency will furnish operating budgets and detailed estimates of work to be performed. Such estimates are as accurate as the Agency personnel and vendors can provide, but variations are to be expected. Alterations in work in progress directed by the Client will normally result in variations in estimates. Variations in estimates will be approved prior to work being completed.

OWNERSHIP AND SYNDICATION:

All concepts, themes, designs, layouts, comprehensive materials, storyboards, research, marketing strategies, photography, website, applications and artwork are rights-reserved property of the Agency and/or its suppliers until a project is scheduled for production and completed by the Agency and is paid for in full. Client will retain all copyrights and/or trademarks on described creative materials produced by the Agency and has the exclusive right to utilize creative materials and run said materials in the Louisiana ADI at any time in the future. Any resale, syndication or use in other markets is prohibited without written consent of the Agency and will be subject to terms of a syndication agreement. Client may alter their interactive system in such a manner that best suits them without prior approval, however Graham Group Interactive will only support the system that was originally designed for Client. Client will act within the laws and licenses of HTTP server application, Microsoft Windows NT Server, Allaire's Cold Fusion Application Server and all other applications that are used in connection with Client's site. Terms and conditions relating to the licensing of the ICE Software is detailed in Exhibit A.

PAYMENT TERMS:

It is understood that prompt payment is the essence of this Agreement and that in connection therewith, Agency will furnish the Client a written invoice at the end of each calendar month. All media placements will be billed to Client per insertion orders. If changes do occur to prebilled media placements, then adjustments will be reflected on the next month's invoice. Production jobs will be billed on a progressive basis based on client-approved estimates. All invoices are due and payable within 30 days of the invoice date. On Interactive projects, a site cannot be moved from stage to live until all outstanding invoices have been paid in full.

A service fee of 1.5% per month (18% annually) will be charged on all past due accounts. It is essential that the Client pay promptly. This will enable the Agency to pay the media and production vendors in accordance with their terms; thus ensuring the Agency's ability to procure media space and time as well as production services on a timely and cost-effective basis.

USE TAX:
Tangible materials purchased on behalf of the Client, which are subject to use tax, is the responsibility of the Client.

NO EMPLOYEE SOLICIATION:
Client agrees that, for a period of one year from the end of the term, neither it nor its affiliates will solicit or recruit the services of any Agency employees, or hire any such employees.

PRODUCT INDEMNITY:
Client agrees to indemnify Agency from and hold it harmless against any and all losses, claims, damages, expenses, or liabilities which Agency may incur based on any defect in products manufactured or sold by Client or any information and data concerning Client or its products, provided the Client or promotional material involved in such losses, claims, damages, expenses, or liabilities has been approved by Client for publication. Client agrees to indemnify Graham Group Interactive from and hold it harmless against any and all losses, claims, action, liabilities or suit which may result from credit card fraud or other client merchant account activities.

ERRORS:
The Agency's personnel and Client's personnel, as well as those of media and production vendors, will be expected to use all possible caution to prevent errors in the production of materials. However, should errors occur, on the final product reproduction, after Client's approval of original copy and/or art, requiring reprint or other correction, such corrective work will be billed to the Client at net cost.

ATTORNEY'S FEES:
In the event either party is compelled to commence or sustain an action at law to enforce the provisions of this Agreement or to recover damages as a result of a breach of Agreement or from any other cause arising from said Agreement, the prevailing party, whether it is the party specified in the contract or not, shall be entitled to reasonable attorney's fees in addition to costs and necessary disbursements.

AGREEMENT PERIOD:
This agreement is effective August 27, 2003, and shall continue until termination by either party in accordance with the provisions of termination set forth herein.

TERMINATION:
In the event of termination, written notice by either party is required. Because the orderly transfer of functions and/or completion of work in progress may prevent the immediate cancellation of activity, the termination period will be 90 days. During this period the Agency will continue to receive compensation specified under this agreement. Upon termination Agency reserves the right to withhold artwork until all outstanding charges with Agency are paid in full.

MUTUAL TRUST AND CONFIDENCE:
The basis of a constructive Agency/Client relationship is mutual trust and confidence. These aspects of a good relationship are to be earned and valued and do not result from written stipulations. We welcome the opportunity to perform the services outlined above and anticipate a long and pleasant relationship.

THE GRAHAM GROUP, INC.
GRAHAM GROUP INTERACTIVE, INC.

By: Jeffrey Wright
Senior Vice President/Account Supervisor

ACCEPTED FOR MD TECHNOLOGIES

BY William P. Allen

TITLE General Counsel

DATE October 2, 2003

FORM 1-A

Exhibit 10.1

Consent of Comisky & Company

Comiskey Professional Corporation
&Company

CONSENT OF INDEPENDENT ACCOUNTANTS

Board of Directors
MD Technologies, Inc.
620 Florida Street, Suite 200
Baton Rouge, Louisiana 70801

Gentlemen:

We consent to the incorporation into the Registration Statements on Form 1-A and Form 10-SB of MD Technologies, Inc. of (1) our Report of Independent Public Accountants, dated May 27, 2003 on our audits of the consolidated financial statements and financial statement schedules of MD Technologies, Inc. as of December 31, 2001, and (2) our Report of Independent Public Accountants, dated June 3, 2003 on our audits of the consolidated financial statements and financial statement schedules of MD Technologies, Inc. as of December 31, 2002. We also consent to the reference to us under the heading "Experts" in such Registration Statement.

October 10, 2003
Denver, Colorado

Comiskey & Company
PROFESSIONAL CORPORATION

Certified Public Accountants & Consultants

789 Sherman Street • Suite 440 • Denver, CO 80203
(303) 830-2255 • Fax (303) 830-0876 • info@comiskey.com • www.comiskey.com

FORM 1-A

Exhibit 11

Opinion re Legality

LISKOW & LEWIS
A PROFESSIONAL LAW CORPORATION

CULLEN R. LISKOW (1893-1971)
AUSTIN W. LEWIS (1910-1974)

ATTORNEYS AT LAW

ONE SHELL SQUARE
701 POYDRAS STREET, SUITE 5000
NEW ORLEANS, LOUISIANA 70139-5099
TELEPHONE (504) 581-7979
FACSIMILE (504) 556-4108 • (504) 556-4109

822 HARDING STREET
P.O. BOX 52008
LAFAYETTE, LOUISIANA 70505-2008
TELEPHONE (337) 232-7424
FACSIMILE (337) 267-2399

FIRM@LISKOW.COM
WWW.LISKOW.COM

October 10, 2003

MD Technologies Inc.
620 Florida St., Suite 200
Baton Rouge, LA 70801

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by MD Technologies Inc. (the "Company") of an Offering Statement on Form 1-A (the "Offering Statement") with the Securities and Exchange Commission (the "Commission") covering a public offering of up to 1,675,000 shares of common stock to be sold by the Company (the "Company Shares").

In connection with this opinion, we have examined and relied upon the Offering Statement and related Offering Circular, the Company's Certificate of Incorporation and Bylaws, as currently in effect, and the originals or copies certified to our satisfaction of such records, documents, certificates, memoranda and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion expressed below. Our opinion is expressed only with respect to the laws of the State of Delaware.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Company Shares, when sold and issued in accordance with the Offering Statement and related Offering Circular, will be validly issued, fully paid and non-assessable.

We consent to the reference to our firm under the caption "Legal Matters" in the Offering Circular included on the Offering Statement and to the filing of this opinion as an exhibit to the Offering Statement.

Sincerely,

LISKOW & LEWIS

By: John C. Anjier

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